As filed with the Securities and Exchange Commission on December 19, 2017.
Registration No. 333-221547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hudson Ltd.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Bermuda	5399	NOT APPLICABLE
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4 NEW SQUARE
BEDFONT LAKES
FELTHAM, MIDDLESEX TW14 8HA
UNITED KINGDOM
+44 (0) 208 624 4300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

HUDSON GROUP (HG), INC.
ONE MEADOWLANDS PLAZA
EAST RUTHERFORD, NJ 07073
+1-201-939-5050
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
John B. Meade Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Craig F. Arcella Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Class A common shares, par value $0.001 per share	$100,000,000	$12,450

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2)
Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion
Preliminary Prospectus dated December 19, 2017
PRELIMINARY PROSPECTUS
           Shares
Hudson Ltd.
Class A Common Shares
This is the initial public offering of Hudson Ltd. The selling shareholder named in this prospectus is selling all of the Class A common shares offered hereby. We are not selling any of the Class A common shares in this offering and will not receive any proceeds from the sale of the Class A common shares.
We expect the public offering price to be between $     and $     per share. Prior to this offering, no public market existed for our Class A common shares. We intend to apply to list our Class A common shares on the New York Stock Exchange under the symbol “HUD.”
Following this offering, we will have two classes of common shares outstanding: Class A common shares and Class B common shares. The rights of the holders of our Class A common shares and our Class B common shares are identical, except with respect to voting and conversion. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares on the date when all holders of Class B common shares together cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding. As a result of its ownership of Class B common shares, our controlling shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. See “Description of Share Capital and Bye-Laws — Common Shares.”
Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 18 of this prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling shareholder	$	$

(1)
See “Underwriting” beginning on page 116 for additional information regarding underwriting compensation.

Delivery of the Class A common shares is expected to be made on or about            , 2018. The selling shareholder named in this prospectus has granted the underwriters an option for a period of 30 days to purchase an additional           Class A common shares solely to cover over-allotments.

Credit Suisse	Morgan Stanley	UBS Investment Bank

Prospectus dated            , 2018

HUDSON GROUP

A DUFRY Company

AN INDUSTRY LEADER IN TRAVEL RETAIL

Hudson

Diversified portfolio

of retail

brands and concepts

ink
by Hudson

Long-term growth

in travel

concessions market

techonthego

The Traveler's Best Friend

TUMI

989

stores in 88 locations spanning North America

Hudson
DUNKIN' DONUTS

Over

1M sq.ft.

commercial space in concessions

COACH

Net sales over

$1.7B

for LTM ended September 30, 2017

Facebook

Captive Audience

- Travel unknowns lead to earlier arrival times for passengers
- Increased average dwell time

Growing Passenger Traffic

- Increasing flow of customers as more people travel by air

TRAVEL RETAIL HAS DISTINCT ADVANTAGES

Immediate Needs and Wants

- Customer spend driven by a combination of needs, exacerbated by lack of in-flight services onboard airlines, and impulse

Resilience to Ecommerce

- Airport retailers face limited competition from Internet retailers

Hudson

i

About This Prospectus
In this prospectus, the words “Hudson Ltd.,” “the Issuer,” “we,” “us,” “our,” and “the Company” refer to Hudson Ltd., an exempted company limited by shares incorporated in Bermuda, and its consolidated subsidiaries, assuming consummation of the Reorganization Transactions (as defined below), unless context otherwise requires. References to “Hudson Group” are to all entities and operations directly or indirectly owned by Dufry AG that carry on Dufry AG’s duty-free and duty-paid travel retail operations in the continental United States and Canada that will be transferred to Hudson Ltd. in connection with this offering. References to “our financial statements” are to the financial statements of Hudson Group, unless context otherwise requires. All references to “Dufry,” “Dufry Group,” “Dufry AG” and “our controlling shareholder” are to Dufry AG, a Swiss stock corporation, and its consolidated subsidiaries (other than Hudson Ltd.). All references to “Dufry International AG” and “the selling shareholder” are to Dufry International AG, a Swiss stock corporation, which is a wholly-owned subsidiary of Dufry AG.
All references in this prospectus to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America.
We, the selling shareholder and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we may have referred you. We, the selling shareholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters have not authorized any other person to provide you with different or additional information. The selling shareholder is offering to sell, and seeking offers to buy, Class A common shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common shares.
PRESENTATION OF FINANCIAL INFORMATION
Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States of America (‘‘U.S. GAAP’’) which might be material to the financial information herein. We have not prepared a reconciliation of our combined financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information herein.
Hudson Group Combined Financial Statements
In connection with this offering, our combined financial statements have been prepared in accordance with IFRS as issued by the IASB. For the purpose of our combined financial statements, Hudson Group comprises all entities and operations directly or indirectly owned by Dufry that carry on Dufry’s duty-free and duty-paid travel retail operations in the continental United States and Canada that will be transferred to Hudson Ltd. in connection with this offering. Generally, we used the same accounting policies and principles in these combined financial statements as were used for the preparation of the consolidated financial statements of Dufry. Hudson Group has not operated as an independent group of companies. Our combined financial statements may therefore not be indicative of the financial position and performance that would have been achieved had we operated as an independent group of companies or of our future results.
Nuance Group Entities Financial Statements
Dufry acquired 100% of The Nuance Group AG (“Nuance”) on September 9, 2014. Certain entities that were part of Nuance will be transferred to Hudson Ltd. in connection with this offering and are therefore reflected in Hudson Group’s combined financial statements from September 2014. This prospectus includes historical financial statements for those entities as of September 8, 2014 and for the period January 1 to September 8, 2014 which have been prepared in accordance with IFRS as issued by the IASB.
ii

THE REORGANIZATION TRANSACTIONS
Prior to the completion of this offering, as part of a series of reorganization transactions, Dufry will cause all of the equity interests of the entities that constitute the Hudson Group to be contributed to Hudson Ltd. in exchange for common shares of Hudson Ltd. As a result of these reorganization transactions, which will occur prior to the completion of this offering, our business will be conducted through Hudson Ltd. and its subsidiaries. In this prospectus, we refer to all of these events as the “Reorganization Transactions.” Prior to the Reorganization Transactions, Hudson Ltd., which was incorporated on May 30, 2017, had no operations, nominal assets and no liabilities or contingencies.
MARKET AND INDUSTRY DATA
We obtained certain industry data concerning the travel concession sector used throughout this prospectus from research conducted by us and our controlling shareholder, surveys or studies conducted by third parties and industry publications and surveys, as well as an overview of brand usage, prepared by Ipsos Market Research, which was commissioned by us. Third-party and industry studies, publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies, publications and surveys is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information. Similarly, we believe our internal research and that by our controlling shareholder is reliable, but it has not been verified by any independent sources. Certain information contained in this prospectus relating to our market share represents management estimates based, where available, on the most recently available industry reports relevant to our market. We have accurately reproduced this data, and as far as we are aware and able to ascertain from surveys or studies conducted by third parties and industry or general publications, no facts have been omitted which would render the reproduced information inaccurate or misleading.
TRADEMARKS
In our key markets, we have rights to use, or hold, certain trademarks relating to Hudson Group, Dufry, Nuance and World Duty Free, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.
EXCHANGE CONTROL
Consent under the Exchange Control Act 1972 (and its related regulations) has been received from the Bermuda Monetary Authority for the issue and transfer of our Class A common shares to and between non-residents of Bermuda for exchange control purposes provided our Class A common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. In granting such consent the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.
iii

Summary
This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes thereto included in this prospectus, before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”
Company Overview
Hudson Group, anchored by our iconic Hudson brand, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City. Today we operate in airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world, including the Empire State Building, Space Center Houston and United Nations Headquarters. The Company is guided by a core purpose: to be “The Traveler’s Best Friend.” We aim to achieve this purpose by serving the needs and catering to the ever-evolving preferences of travelers through our product offerings and store concepts. Through our commitment to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.
As of September 30, 2017, we had a diversified portfolio of over 200 concession agreements, through which we operated 989 stores across 88 different transportation terminals and destinations, including concessions in 24 of the 25 largest airports in the continental United States and Canada. We have over one million square feet of commercial space and conduct close to 120 million transactions annually. Since 2008, we have been a wholly-owned subsidiary of Dufry, a leading global travel retailer operating close to 2,200 stores in 64 countries on six continents, and benefit from Dufry’s expertise and scale in the travel retail market.
We operate travel essentials and convenience stores, bookstores, duty-free stores, proprietary and branded specialty stores, electronics stores, themed stores and quick-service food and beverage outlets under proprietary and third-party brands. Our proprietary brands include:
We offer our customers a broad assortment of products through our duty-paid and duty-free operations. Within our duty-paid operations, we offer products in the following categories: media (including books and magazines), food and beverage (including snacks and confectionary), essentials (including travel accessories, electronics, health and beauty accessories), destination (including souvenir, apparel and gifts) and fashion (including apparel, watches, jewelry, accessories, leather and baggage). Within our duty-free retail operations, our product categories include perfume and cosmetics, wine and spirits, confectionary, fashion (including watches, jewelry, accessories, leather and baggage) and tobacco.

For the year ended December 31, 2016, our net sales were broken down as follows:

Net Sales by Market Sector

Duty Free
22%
Duty Paid
78%

Net Sales by Country

Canada
18%
Continental United States
82%

Net Sales by Product Category

Electronics
5%
Tobacco
3%
Perfumes & cosmetics
14%
Food & beverage (including snacks)
35%
Literature
12%
Wine and spirits
5%
Other
10%
Fashion (including watches, jewelry and accessories)
16%

Net Sales by Channel

Railway stations and others
3%
Downtown and hotel shops
2%
Airports
95%

As a travel concession operator, we operate primarily in airports and other locations where concessions are awarded by landlords, which include airlines, airport authorities, cities, counties, developers, master concessionaires, port authorities and states. Our success has been driven by our ability to provide differentiated retail concepts and customized concession programs to address the complex requirements of our landlords and the characteristics of the market that each location serves. This capability is key to our strong relationships with landlords, leading to a concession agreement renewal rate exceeding 80% over the last five years.
Operational flexibility is key to our success. To promote and sustain our flexibility, we have established integrated and collaborative processes to drive coordinated operations across real estate management, store operations, marketing, merchandising and store concept design and planning. Our flexibility enables us to operate multiple retail concepts, ranging from 200 square-foot retail walls to 10,000 square-foot stores. Our stores are well-organized and designed to be comfortable and easy-to-shop, and are tailored to meet the unique specifications of each airport or travel facility. Additionally, our stores utilize innovative and highly-customized designs to draw attention to impulse items and maximize sales. As an example, in 2013 we introduced the new Hudson format, which brings modern visuals, a different layout and new allocation to product categories, such as increased space allocation to beverages and snacks, and reflects the changing needs and preferences of the travelers. Over the past three years, we have opened 100 stores under the new Hudson format and, overall, we have invested close to $200 million in new store buildouts, store upgrades and expansions to improve the overall shopping experience at our stores, as well as other capital investments in our business to support our stores.
Through our customized merchandising approach, we provide curated assortments to each market to take advantage of traffic flow, seasonality, landlord preferences, local tastes, large-scale regional events and traveler spending habits. We merchandise our stores with both necessity-driven and on-trend discretionary products and we provide discretion to our location general managers to make choices regarding product mix for the stores they manage. Our merchandising team is committed to continuously sourcing new products to stay ahead of trends, getting the right product at the right price, to the right place at the right time. Both our and Dufry’s tenured relationships with a diversified set of suppliers support our successful merchandise-sourcing approach.
Following this offering, we will remain an integrated part of the global Dufry Group. Dufry will be our controlling shareholder, a number of the members of our board of directors will be affiliated with Dufry and our business will continue to benefit from Dufry’s global expertise and best practices across all major functions. Moreover, we expect that Dufry will continue to be one of our largest suppliers, extend intercompany financing to us and provide us with other support and services. See “Certain Relationships and Related Party Transactions.”
From December 31, 2014 to December 31, 2016, we:
•
increased our number of stores from 733 to 948, representing a CAGR of 9.0%; and

•
increased the total square feet of our stores from 742.9 thousand to 1,010.5 thousand, representing a CAGR of 10.8%.

Competitive Strengths
Hudson is an Iconic Brand in North American Travel Retail
With over 440 Hudson-branded stores and a 30-year heritage in travel retail, Hudson is one of North America’s leading travel essentials brands. We believe that we have built a reputation among travelers as a reliable destination to meet their needs and preferences when traveling. According to an Ipsos Market Research survey conducted in 2017, more travelers who shop at airports would prefer to shop at Hudson stores than at any other travel news, gift and convenience retail store. Our customers look for Hudson stores for personal items, gifts for loved ones or a convenient stop for food and beverages. We have also leveraged the strength of the Hudson brand to become one of the leading airport retailers in the United States for many international consumer brands such as Godiva Chocolates, Papyrus, Mophie, SwissGear, Sony and Belkin. We believe the iconic Hudson brand anchors our proposals for concessions and provides us with a competitive advantage.
Customized and Local Approach Delivers Compelling Traveler Experience
Our customized and local approach to creating our concession portfolio and to the design, layout and merchandising of our stores produces a compelling retail experience for travelers. We believe that our ability to operate multiple proprietary and third-party-branded retail concepts, ranging from 200 square-foot retail walls to 10,000 square-foot stores, while simultaneously meeting the unique specifications of each airport or travel facility, also provides an attractive retail proposition for our landlords.
We believe customers find our stores to be well-organized, comfortable and easy-to-shop. Our stores are merchandised to deliver both necessity-driven and on-trend products, while also displaying products that travelers may have forgotten to pack. We have unrivaled access to travelers, which enables us to understand their mindsets and behaviors and informs the evolution of our merchandising strategies and product mix. For example, we have merchandised our stores to take advantage of recent trends in traveler tastes, resulting in an increase in the share of our duty-paid sales mix attributable to electronic accessories, snacks and beverage. In addition, we serve customers’ needs and preferences by offering merchandise that targets regional tastes and includes city-specific branding and logos. Our merchandising approach benefits from Dufry’s expertise in duty-free retail and access to strong global brands, which complements our portfolio of concepts for our airports and customers.
Extensive Experience and Superior Scale in our Industry
We believe that other operators cannot match our 30 years of industry experience and unparalleled scale of over 200 concession agreements under which we operate over one million square feet of commercial space in the continental United States and Canada. We believe this experience and scale reflect our strong credibility with landlords and other business partners and our knowledge of airport retail operations and travel concessions.

Additionally, we believe the expertise and operational track record required to bid successfully on new concessions, combined with our ability to offer a broad range of retail concepts and customize each opportunity regardless of landlord structure or concession model, are advantages when competing for new concessions. Our expertise also allows us to successfully manage the myriad of legal, regulatory and logistical complexities involved in operating a business in complex and highly regulated environments.
Diversified and Dynamic Business Model
Our business model is diversified in terms of the customers we serve and concession models we manage. We operate a mix of concession programs and retail concepts under both proprietary and third-party brands, including travel essentials stores and bookstores under the Hudson brand, specialty branded retail stores such as Coach, Estée Lauder, Kate Spade and Tumi, duty-free shops under Dufry, World Duty Free and Nuance, category stores such as Tech on the Go, Kids Works and 5th and Sunset, as well as food and beverage outlets such as Dunkin’ Donuts. As of September 30, 2017, we sold products in 989 stores across 88 locations.
Our concessions also benefit from multi-year contract terms. For the year ended December 31, 2016, approximately 70% of our sales were generated from concessions with a remaining term greater than five years, while no single concession accounted for more than 10% of our sales. The long average residual duration of our concession portfolio and diversification across contracts provide us with a high degree of sales visibility.
In addition, our strategy emphasizes continuously improving formats and adjusting our store concepts and product mix to meet and exceed travelers’ needs and preferences. Due to our merchandising flexibility, our location general managers can tailor their purchasing to address regional preferences. This approach enables our location general managers to update store concepts and product mix every season and allows them to be nimble in their approach, including testing new concepts.
This diversified and dynamic business model, combined with a historical concession agreement renewal rate that exceeds 80%, has contributed to the historical resilience of our financial performance.
Service-driven, Cohesive Management Team
Together with our global parent, Dufry, our talented and dedicated senior management team has guided our organization through its expansion and positioned us for continued growth. Our team has an average of 18 years of experience at the Hudson Group. Additionally, our management team possesses extensive experience across a broad range of disciplines, including merchandising, marketing, real estate, finance, legal and regulatory and supply chain management. Our management team embraces our core purpose to be “The Traveler’s Best Friend” and embodies our passionate, dedicated and service-oriented culture, which is shared by our employees throughout the entire organization. We believe this results in a cohesive team focused on operational excellence and sustainable long-term growth.
Growth Strategies
Increase Sales at Existing Concessions
Continue Innovation in Store Formats and Merchandise
At Hudson, every square foot matters. We aim to increase sales per transaction and overall sales by maintaining our emphasis on merchandising and refining operations to continuously provide travelers with an array of in-demand products. We seek innovative ways to increase potential selling space within existing locations. Through continuous refinement we optimize our concession configurations to maximize sales for our landlord and product vendor partners. We also constantly evolve our merchandizing mix to stay relevant and on-trend, as well as to continue driving sales by serving travelers’ enthusiasm for large-scale regional events, including music festivals, trade shows and sporting events, such as the Super Bowl and the World Series. We also will continue to leverage technology to enhance the customer experience through mobile pre-ordering applications, self-checkout capabilities and other evolving technologies.

Refurbish and Convert Existing Stores
We intend to improve sales and profitability within current concession agreements by focusing capital investments on refurbishing or converting existing stores, including when we pursue contract extensions. For example, we will continue converting our existing Hudson News stores into our updated and reinvigorated Hudson retail concept. We have already rebranded 60 Hudson News stores to our Hudson concept, and we plan to rebrand an additional 31 Hudson News stores to our Hudson concept over the next two years.
Expand Concession Portfolio
Continue to Win Airport Concessions
We intend to grow by securing new concessions at the airports in which we currently operate and at additional airports in the continental United States and Canada, while maintaining a high renewal rate for our existing concessions. Airport authorities are dedicating more commercial space to concession opportunities and adopting a more comprehensive approach to its development. We are well-positioned to succeed in this competitive environment due to our experience and reputation with comprehensive retail concession opportunities, our integrated and collaborative approach, and the proven economics of our concession model. For investments in new concessions, expansions and renewals, we have defined a hurdle rate of a low double-digit internal rate of return over the lifetime of the concession and we typically target a payback period between two and five years.
Continue Expansion into Non-traditional Locations
We intend to leverage Hudson’s consumer brand awareness and retail expertise to capture customer spending at travel centers, tourist destinations, hotels and other non-airport locations. These venues share similar retail characteristics with airports, such as higher foot traffic and customers with above-average purchasing power and greater time to shop. Our ability to deploy successfully our capabilities to maximize sales outside of airports has led to a number of recent wins. For example, in June 2017, we announced the opening of six new stores at Hard Rock Hotel & Casino in Las Vegas, which will incorporate our specialty and travel essentials retail concepts. We will opportunistically pursue avenues for growth across the continental United States and Canada in these non-traditional locations.
Grow Food and Beverage Platform
We intend to pursue growth opportunities in the large and expanding travel food and beverage market in the continental United States and Canada. Based on market data from the Airport Revenue News (“ARN”) Fact Book and our estimates, the airport food and beverage market in the United States and Canada generated in excess of  $4.5 billion of passenger spending in 2015. This market generated sales of approximately 1.2x the combined airport sales of specialty, news and gifts and duty-free products in 2015. The travel food and beverage market is highly fragmented and there is an increasing overlap between travel food and beverage and travel retail, such as packaged food and “grab-and-go” concepts. We intend to pursue these growth opportunities both organically and through acquisitions. In addition, we believe that growing our food and beverage expertise and track record will strengthen our ability to compete for master-concessionaire contracts and drive sales, gross margin and cost synergies with our existing retail concepts.
Pursue Accretive Acquisitions
We believe that we have demonstrated our ability to create value by acquiring and integrating companies into the Hudson Group. During the last three years, we have successfully integrated the operations of Nuance and World Duty Free S.p.A. (“World Duty Free Group”) in the continental United States and Canada following the acquisitions of Nuance and World Duty Free Group. By deploying our customized and collaborative approach to store operations and merchandising, we have been able to drive sales and advertising income growth at acquired locations and achieve significant cost synergies. Our management team will approach potential acquisitions in a disciplined manner with a focus on strengthening our offerings for travelers and driving additional procurement and cost synergies. We actively maintain a pipeline of potential acquisition opportunities across retail and food and beverage.

Target Improved Profitability by Leveraging our Fixed Costs and Investments
We plan to continue to improve our operating results by leveraging our scale, partnerships and operational excellence. The strength of our market position in the continental United States and Canada, combined with Dufry’s global presence, enables us to negotiate favorable terms with our business partners. Additionally, as we continue to increase sales under new and existing concession agreements, we will seek to improve our profitability as general corporate overhead and fixed costs shrink as a percentage of sales. Further, we have invested in our sourcing and distribution network and integrated information technology systems. We intend to leverage these investments to grow our sales and profitability.
Our Market
We operate in the travel concession market in the continental United States and Canada, which we consider to consist of concessions located in airports, ports, bus and railways stations, tourist destinations, hotels and highway rest stops, as well as sales onboard aircrafts, ferries and cruise liners. We plan to continue to expand across store formats and into non-airport locations as we grow our operations. See “Business — Growth Strategies.”
The majority of our sales are derived from airports. As of and for the year ended December 31, 2016, 95% of our concessions were located in, and 95% of our net sales were generated at, airports in the continental United States and Canada. According to the ARN Fact Book, airport concession sales at the top 43 international airports by performance in the United States and Canada were approximately $8.2 billion for the year ended December 31, 2015. Based on the ARN Fact Book, as a breakdown of sales at these airports for the year ended December 31, 2015, food and beverage contributed more than $4.5 billion in sales while specialty, news and gifts and duty-free contributed $1.3 billion, $1.3 billion and $1.1 billion in sales, respectively.
The Airport Concession Market
Airport concessions are comprised of a variety of retail, food and beverage and commercial service concepts. The terms of an agreement between an airport concession operator and the relevant airport landlord are generally set forth in a concession agreement. Concessions are generally awarded through either a public tender process or pursuant to direct negotiations. Landlords generally determine the number and type of concessions to be awarded, and terms for individual concessions may vary considerably from facility to facility.
Concession agreements may permit an airport concessionaire to sell a particular assortment of goods (for example, general duty-free shops may sell wine and spirits, tobacco, perfumes and cosmetics while specialty stores may sell one specific product category, such as sunglasses) or operate in a specified physical location (for example, an allocation of space within a terminal or the right to operate an entire terminal). The concession operator may also obtain the right to allocate concession space within all or a portion of the facility, subject to the approval of the landlord. The duration of a concession agreement typically ranges from five to ten years, depending on the location and type of facility.
Each landlord has needs and requirements that differ depending on a number of factors. Certain landlords may prefer to develop commercial operations from idea conception through to completion, and therefore will partner with an experienced travel concession operator to assist with overall development of airport concessions. Other landlords may be more involved in the management and allocation of commercial space and therefore may be more focused on maximizing returns at a given location, with pricing terms being more important. Most airport landlords determine rent by reference to metrics such as gross sales or the number of passengers traveling through an airport. Concession agreements typically provide for rent that generally is based on a variable component and also includes a MAG (referring to a “minimum annual guaranteed” payment). See “Business — Concession Agreements.”
Airport Retailers
Airport retailers differ significantly from traditional retailers. Unlike traditional retailers, airport retailers benefit from a steady and largely predictable flow of traffic from a constantly changing customer base. Airport retailers also benefit from “dwell time,” the period after travelers have passed through airport security and before they board an aircraft. Airports often offer fewer shopping alternatives compared to the traditional channel, including limited competition from Internet retailers, which leads to necessity and impulse-driven purchases being made from available airport retailers.
Airport retail customers differ from traditional retail customers in their wants and needs. Increased security incentivizes travelers to arrive well before their flights depart, which creates the opportunity and time for shopping, meals and other activities. Enhanced security checks and the need to reach a departure gate on time may also add to overall travel anxiety and drive impulse purchases. In general, airport retail customers are relatively more affluent than traditional retail customers, and travelers who are on holiday may be more inclined to spend money at the airport.
Trends
Recent trends affecting the airport concession market in North America include:
Growth in Passenger Numbers
In the past decade, there has been a significant increase in both domestic and international air travel due largely to improvements in, and greater accessibility of, air transport, as well as increased disposable income and business professionals needing to travel due to the internationalization of many industries. According to Airports Council International (“ACI”), between 2010 and 2016, total passenger traffic in North America grew at a compound annual growth rate of 3%. Looking to the future, ACI projects that annual North American passenger volumes will surpass 2.0 billion by 2019, and grow at a 3% compound annual growth rate between 2017 and 2025. The North American airport retail market’s overall exposure to passengers is much more heavily weighted towards passengers traveling domestically.
The chart below presents historical and projected North American passenger volumes.
Historical and Projected
North American Passenger Volumes(1)

(1)
Source: ACI.

Increased “Dwell Time” and Propensity to Spend
Travel industry dynamics continue to evolve. Lengthy security procedures and transportation delays have led to earlier arrival times and increased passenger dwell time, with dwell times in medium and large U.S. airports averaging 66 and 75 minutes, respectively, according to the 2016 Airport Council

International-North America (“ACI-NA”) Concessions Benchmarking Survey. Additionally, airlines have eliminated many complementary services, such as in-flight meals, headphones and other amenities, to reduce costs. Further, travelers have demonstrated a willingness to spend more at airports when presented with better quality products, convenience and a greater product selection. Finally, airports often offer fewer shopping alternatives compared to the traditional channel, including limited competition from Internet retailers, which leads to necessity and impulse-driven purchases being made from available airport retailers.
Airport Expansion and Focus on New Sales Streams
Air travel is a critical and central aspect of the United States economic infrastructure with resiliency to external pressures. Airports and governments are focused on redevelopment of terminal concession programs and additional space is being dedicated to new opportunities to develop retail and other new sales streams. As each travel location is unique, each airport operator works to find the optimal mix of formats and products best suited to that region or location in order to maximize turnover and profit.
Risks Affecting Us
We are subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flow and prospects. Please read the section entitled “Risk Factors” beginning on page 14 for a discussion of some of the factors you should carefully consider before deciding to invest in our Class A common shares. Risks to our business include the following, among others:
•
Factors outside our control that cause a reduction in airline passenger traffic, including terrorist attacks and natural disasters, could adversely affect our business and our sales growth.

•
Our concessions are operated under concession agreements that are subject to revocation or modification and the loss of concessions could negatively affect our business, financial condition and results of operations.

•
Our profitability depends on the number of airline passengers in the terminals in which we have concessions. Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition and results of operations.

•
We may not be able to execute our growth strategy to expand and integrate new concessions or future acquisitions into our business or remodel existing concessions. Any new concessions, future acquisitions or remodeling of existing concessions may divert management resources, result in unanticipated costs or dilute holders of our Class A common shares.

•
If we are unable to implement our growth strategy to expand into the food and beverage market, our business, financial condition and results of operations could be negatively impacted.

•
We are dependent on our local partners.

•
Taxation of goods policies in the United States and Canada may change.

•
We rely on a limited number of distributors and suppliers for certain of our products, and events outside our control may disrupt our supply chain, which could result in an inability to perform our obligations under our concession agreements and ultimately cause us to lose our concessions.

•
We generate a meaningful portion of our turnover in certain airports or groups of airports in metropolitan areas.

•
We rely on our customers spending a significant amount of time in the airports where we operate, and a change in customer habits or changes in transportation safety requirements and procedures could have a materially adverse impact on our business, financial condition and results of operations.

•
Failure to comply with Airport Concession Disadvantaged Business Enterprise (“ACDBE”) participation goals and requirements could lead to lost business opportunities or the loss of existing business.

•
If we are unable to protect our customers’ credit card data and other personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly impacted.

•
Damage to our reputation or lack of acceptance or recognition of our retail concepts or the brands we license from Dufry, including Dufry, Hudson, Nuance and World Duty Free, could negatively impact our business, financial condition and results of operations.

•
Our failure to maintain an effective system of internal control over financial reporting, given the material weakness identified in connection with the audit of our combined financial statements as of and for the year ended December 31, 2014.

Our Corporate Information
We were incorporated in Bermuda on May 30, 2017 as an exempted company limited by shares under the Companies Act 1981 of Bermuda as amended (the “Companies Act”). Dufry AG, through its wholly-owned subsidiary Dufry International AG, is our sole shareholder as of the date of this prospectus.
Our principal executive office is located at 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom and our telephone number is +44 (0) 208 624 4300. Our website is www.hudsongroup.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase our Class A common shares.

The Offering
Issuer
Hudson Ltd.
Selling shareholder
Dufry International AG
The offering
          Class A common shares offered by the selling shareholder.
Offering price range
Between $          and $          per Class A common share.
Class A common shares to be    outstanding after this offering
          shares.
Class B common shares to be    outstanding after this offering
          shares.
Over-allotment option
The selling shareholder has granted the underwriters the right to purchase up to an additional           Class A common shares from it within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with this offering.
Voting rights
Following this offering, we will have two classes of common shares outstanding: Class A common shares and Class B common shares. The rights of the holders of our Class A common shares and our Class B common shares are identical, except with respect to voting and conversion. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding. As a result of its ownership of Class B common shares, our controlling shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. See “Description of Share Capital and Bye-Laws — Common Shares.”
The Class A common shares and Class B common shares issued and outstanding after this offering will represent approximately          % and          %, respectively, of the total number of shares of our Class A and Class B common shares issued and outstanding after this offering and          % and          %, respectively, of the combined voting power of our Class A and Class B common shares issued and outstanding after this offering.
Use of proceeds
We will not receive any proceeds from the sale of any Class A common shares being sold in this offering.

Dividend policy
We do not currently intend to pay cash dividends on our Class A common shares in the foreseeable future. Any future determination to pay dividends will be subject to the discretion of our board of directors in accordance with applicable law and dependent on a variety of factors including our financial condition, earnings, results of operations, current and anticipated cash needs, plans for growth, level of indebtedness, legal requirements, general business conditions and other factors that the board of directors deems relevant. See “Dividend Policy.”
Listing
We intend to apply to list our Class A common shares on the New York Stock Exchange, or NYSE, under the symbol “HUD.”
Risk factors
Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common shares.
Unless otherwise indicated, all information in this prospectus assumes (i) no exercise by the underwriters of their over-allotment option to purchase up to           additional Class A common shares from the selling shareholder and (ii) an initial public offering price of  $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Summary Financial and Other Information
You should read the following summary financial data together with “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes appearing elsewhere in this prospectus.
Our historical financial statements present the results of Hudson Group, which comprises all entities and operations that will be transferred to Hudson Ltd. pursuant to the Reorganization Transactions. Hudson Ltd. is a newly formed holding company with nominal assets and no liabilities or contingencies, and will not have conducted any operations prior to the completion of this offering. Following the Reorganization Transactions and this offering, our financial statements will present the results of operations of Hudson Ltd. and its consolidated subsidiaries. Hudson Ltd.’s financial statements will be the same as Hudson Group’s financial statements prior to this offering, as adjusted for the Reorganization Transactions. See “— The Reorganization Transactions.”
The summary financial data are not intended to replace the combined financial statements and are qualified in their entirety by reference to the combined financial statements and related notes appearing elsewhere in this prospectus. The summary historical combined statement of comprehensive income and other financial data for the fiscal years ended December 31, 2016, 2015 and 2014 and summary historical combined statement of financial position data as of December 31, 2016 and 2015 were derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical combined statement of comprehensive income and other financial data for the nine months ended September 30, 2017 and 2016 and summary historical combined statement of financial position data as of September 30, 2017 have been derived from our unaudited interim combined financial statements included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.
We prepare our combined financial statements in accordance with IFRS as issued by IASB.
	For the nine months ended September 30,		For the year ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in millions of USD)
Combined Statement of Comprehensive Income Data:
Turnover	1,352.1	1,272.1	1,687.2	1,403.0	1,118.7
Cost of sales	(511.4)	(489.5)	(645.3)	(534.1)	(424.6)
Gross profit	840.7	782.6	1,041.9	868.9	694.1
Selling expenses	(315.4)	(298.2)	(395.7)	(325.7)	(249.7)
Personnel expenses	(275.7)	(251.9)	(337.4)	(279.5)	(222.6)
General expenses	(118.2)	(114.2)	(151.9)	(130.9)	(106.2)
Share of result of associates	(0.3)	—	(0.7)	1.7	0.6
Depreciation, amortization and impairment	(79.3)	(72.5)	(103.7)	(86.7)	(59.6)
Other operational result	0.9	(7.7)	(9.3)	(1.7)	(1.5)
Operating profit	52.7	38.1	43.2	46.1	55.1
Interest expenses	(22.7)	(22.3)	(29.8)	(25.4)	(25.4)
Interest income	1.4	1.7	2.1	1.6	1.7
Foreign exchange gain / (loss)	0.8	(0.1)	—	(0.2)	(0.2)
Earnings before taxes (EBT)	32.2	17.4	15.5	22.1	31.2
Income tax	(8.0)	(1.7)	34.3	(3.8)	(1.6)
Net earnings	24.2	15.7	49.8	18.3	29.6

	For the nine months ended September 30,		For the year ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in millions of USD)
ATTRIBUTABLE TO:
Equity holders of the parent	1.0	(5.5)	23.5	(7.7)	7.1
Non-controlling interests(1)	23.2	21.2	26.3	26.0	22.5
Pro Forma Data of Hudson Ltd.(2):
Pro forma earnings/(loss) per share
Basic
Diluted
Pro forma weighted average number of shares outstanding (thousands)
Basic
Diluted

(1)
Dividends paid to non-controlling interests amounted to $23.4 million and $21.2 million for the nine months ended September 30, 2017 and 2016, respectively, and $27.4 million, $28.7 million and $21.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

(2)
Pro forma data gives effect to (i) the Reorganization Transactions and (ii) the sale of           Class A common shares by the selling shareholder in this offering at a price equal to $          per share, which is the midpoint of the price range set forth on the cover of this prospectus, as if they were consummated at the beginning of the referenced period.

	As of September 30, 2017	As of December 31,
		2016	2015
	(unaudited)
	(in millions of USD)
Combined Statement of Financial Position Data:
Non-current assets	1,147.3	1,134.0	1,125.1
Current assets	458.4	409.0	371.4
Total assets	1,605.7	1,543.0	1,496.5
Non-current liabilities	602.1	548.1	593.5
Current liabilities	387.6	264.5	215.1
Total liabilities	989.7	812.6	808.6
Net assets	616.0	730.4	687.9

	For the nine months ended September 30,		For the years ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
Other Data
Operating Metrics
Number of stores(1)	989	964	948	973	733
Total square feet of stores (thousands)(2)	1,059.7	1,002.9	1,010.5	997.9	742.9
Financial Metrics
Net sales growth	6.1%	25.6%	20.5%	25.7%
Like-for-like growth(3)	4.6%	2.9%	3.9%	3.0%
Like-for-like growth on a constant currency basis(4)	4.3%	3.5%	4.3%	4.3%
Organic growth(5)	8.7%	3.6%	5.4%	1.9%
Net earnings (millions of USD)	24.2	15.7	49.8	18.3	29.6
Net earnings growth	54.1%	(27.0%)	172.1%	(38.2%)
Net earnings margin(6)	1.8%	1.2%	3.0%	1.3%	2.6%
Adjusted EBITDA(7) (millions of USD)	131.1	118.3	156.2	134.5	116.2
Adjusted EBITDA growth	10.8%	19.7%	16.1%	15.7%
Adjusted EBITDA margin(8)	9.7%	9.3%	9.3%	9.6%	10.4%
Net earnings attributable to equity holders of the parent	1.0	(5.5)	23.5	(7.7)	7.1
Net earnings attributable to equity holders of the parent growth	N/A	N/A	N/A	N/A
Net earnings attributable to equity holders of the parent margin(9)	0.1%	(0.4%)	1.4%	(0.5%)	0.6%
Adjusted net earnings attributable to equity holders of parent (millions of USD)(10)	29.3	27.8	67.6	25.7	24.6
Adjusted net earnings attributable to equity holders of parent growth	7.2%	12.1%	163.0%	4.5%
Adjusted net earnings attributable to equity holders of parent margin(11)	2.2%	2.2%	4.0%	1.8%	2.2%

(1)
Represents number of stores open at the end of the applicable period.

(2)
Represents gross square footage of all stores open at the end of the applicable period.

(3)
Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth during the applicable period excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting Our Results of Operations — Turnover.”
(4)
Like-for-like growth on a constant currency basis is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth on a constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

(5)
Organic growth represents the combination of growth from (i) like-for-like growth and (ii) net new stores and expansions. Organic growth excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting Our Results of Operations — Turnover — Organic Growth.”

(6)
We define net earnings margin as net earnings divided by turnover.

(7)
We define Adjusted EBITDA as net earnings adjusted for the items set forth in the table below. Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this prospectus because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization) and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses Adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB.

The following is a reconciliation of Adjusted EBITDA to net earnings for the periods presented:
	For nine months ended September 30,		For the years ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in millions of USD)
Net earnings	24.2	15.7	49.8	18.3	29.6
Income tax expense	8.0	1.7	(34.3)	3.8	1.6
Earnings before taxes (EBT)	32.2	17.4	15.5	22.1	31.2
Foreign exchange gain (loss)	(0.8)	0.1	—	0.2	0.2
Interest income	(1.4)	(1.7)	(2.1)	(1.6)	(1.7)
Interest expenses	22.7	22.3	29.8	25.4	25.4
Operating profit	52.7	38.1	43.2	46.1	55.1
Depreciation, amortization and impairment	79.3	72.5	103.7	86.7	59.6
Other operational result(a)	(0.9)	7.7	9.3	1.7	1.5
Adjusted EBITDA	131.1	118.3	156.2	134.5	116.2

(a)
For the nine months ended September 30, 2017, other operational result consisted primarily of $9.9 million of other operating income resulting from forgiveness of certain intercompany payables due to Dufry which was partially offset by other operating expenses including $3.2 million of audit and consulting costs related to preparatory work in connection with this offering, $3.0 million of restructuring costs associated with the World Duty Free Group acquisition and $2.8 million of other operating expenses including restructuring and non-recurring items. For the year ended December 31, 2016, other operational result consisted primarily of  $8.3 million of restructuring costs associated with the World Duty Free Group acquisition. See note 13 to our audited combined financial statements included elsewhere in this prospectus for further information.

(8)
We define Adjusted EBITDA margin as Adjusted EBITDA divided by turnover.

(9)
We define net earnings attributable to equity holders of the parent margin as net earnings attributable to equity holders of the parent divided by turnover.

(10)
We define Adjusted net earnings attributable to equity holders of parent as net earnings attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net earnings attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net earnings attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because Adjusted net earnings attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted net earnings attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net earnings attributable to equity holders of parent is included in this prospectus because it is a measure of our operating performance and we believe that Adjusted net earnings attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted net earnings attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses Adjusted net earnings attributable to equity holders of parent for planning purposes. Adjusted net earnings attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB.

The following is a reconciliation of Adjusted net earnings attributable to equity holders of the parent to net earnings attributable to equity holders of parent for the periods presented:
	For nine months ended September 30,		For the years ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in millions of USD)
Net earnings attributable to equity holders of parent	1.0	(5.5)	23.5	(7.7)	7.1
Amortization related to acquisitions(a)	28.8	28.6	38.4	32.4	16.6
Other operational result(b)	(0.9)	7.7	9.3	1.7	1.5
Income tax adjustment(c)	0.4	(3.0)	(3.6)	(0.7)	(0.6)
Adjusted net earnings attributable to equity holders of parent	29.3	27.8	67.6	25.7	24.6

(a)
Amortization related to acquisitions represents amortization expense in respect of acquired intangible assets, primarily concessions. Although the purchase accounting for an acquisition necessarily reflects the accounting value assigned to intangible assets, we believe the IFRS impact of acquired intangible assets does not reflect our operating performance.

(b)
For the nine months ended September 30, 2017, other operational result consisted primarily of $9.9 million of other operating income resulting from forgiveness of certain intercompany payables due to Dufry which was partially offset by other operating expenses including $3.2 million of audit and consulting costs related to preparatory work in connection with this offering, $3.0 million in restructuring costs associated with the World Duty Free Group acquisition and $2.8 million of other operating expenses including restructuring and non-recurring items. For the year ended December 31, 2016, other operational result consisted primarily of  $8.3 million in restructuring costs associated with the World Duty Free Group acquisition. See note 13 to our audited combined financial statements included elsewhere in this prospectus for further information.

(c)
Income tax adjustment represents the reduction in amount of taxes we actually paid during the applicable period attributable to other operational result reducing our net earnings. This assumption uses an effective tax rate of 39.0% for the adjustment. Amortization expenses related to acquisitions did not reduce the amount of taxes we actually paid during the applicable periods, and therefore there are no corresponding income tax adjustments in respect of the amortization expense adjustment.

(11)
We define Adjusted net earnings margin attributable to equity holders of parent as Adjusted net earnings attributable to equity holders of parent divided by turnover.

Risk Factors
Risks Relating to Our Business
Factors outside our control that cause a reduction in airline passenger traffic, including terrorist attacks and natural disasters, could adversely affect our business and our turnover growth.
We derive substantially all of our turnover from, and therefore our business is primarily dependent upon, sales to airline passengers. The occurrence of any one of a number of events that are outside our control such as terrorist attacks (including cyber-attacks), severe weather, ash clouds, airport closures, pandemics, outbreaks of contagious diseases, such as the Zika or Ebola crises, natural disasters, strikes or accidents may lead to a reduction in the number of airline passengers. Any of these events, or any other event of a similar nature, even if not directly affecting the airline industry, may lead to a significant reduction in the number of airline passengers.
Further, any disruption to or suspension of services provided by airlines and the travel industry as a result of financial difficulties, labor disputes, construction work, increased security, changes to regulations governing airlines, mergers and acquisitions in the airline industry and challenging economic conditions causing airlines to reduce flight schedules or increase the price of airline tickets could negatively affect the number of airline passengers.
Moreover, increases in oil prices, including as a result of global political and economic instabilities, may increase airline ticket prices through fuel surcharges, which may result in a significant reduction of airline passengers.
Additionally, the threat of terrorism and governmental measures in response thereto, such as increased security measures, recent executive orders in the United States impacting entry into the United States and changing attitudes towards the environmental impacts of air travel may in each case reduce demand for air travel and, as a result, decrease airline passenger traffic at airports.
The effect that these factors would have on our business depends on their magnitude and duration, and a reduction in airline passenger numbers will result in a decrease in our sales and may have a materially adverse impact on our business, financial condition and results of operations.
General economic and market conditions may adversely affect our results.
Our success is dependent on consumer spending, which is sensitive to economic downturns, inflation and any associated rise in unemployment, decline in consumer confidence, adverse changes in exchange rates, increase in interest rates, increase in the price of oil, deflation, direct or indirect taxes or increase in consumer debt levels. As a result, economic downturns may have a material adverse impact on our business, financial condition and result of operations. Economic conditions have in the past created pressure on us and similar retailers to increase promotions and discounts, particularly at our duty-free concessions, which can have a negative impact on our business, financial condition and results of operations. These promotions may continue even after economic growth returns.
The market to obtain and renew concessions continues to be highly competitive.
We compete with travel retailers, managers/operators and, increasingly, master concessionaires to obtain and renew concessions at airports and at other travel facilities such as railway stations. Obtaining and renewing concessions at airports is particularly competitive, as there are a limited number of airports in the continental United States and Canada that meet our minimum operating criteria, which include that an airport has a sufficient number of airline passengers to support our retail operations. Our competitors often have strong financial support or pre-existing relationships with airport authorities that benefit those competitors when competing for concessions. Certain of our competitors have been and may in the future be able and willing to outbid us for concession agreements, accept a lower profit margin or expend more capital in order to obtain or retain business.
From September 30, 2017 to December 31, 2018, concessions in respect of stores that represented approximately 14% of our net sales for the twelve months ended September 30, 2017 are scheduled to expire. There is no guarantee that we will be able to renew these existing concessions or obtain new concessions. If we do renew a concession, there is no guarantee that it will be on similar economic terms. The failure to obtain or renew a concession means that we will not be able to enter or continue operating in the market represented by such concession. If we were to fail to renew major concessions or fail to obtain further concessions, our business, financial condition, results of operations and future growth could be materially adversely affected.
Our concessions are operated under concession agreements that are subject to revocation or modification and the loss of concessions could negatively affect our business, financial condition and results of operations.
We conduct our business primarily through concessions in airport terminals. The airport authorities and landlords with whom we contract for these concessions are generally able to revoke them at will by terminating the applicable concession agreement. Our concessions may also be terminated by annulment, which may be declared by the airport authorities or by courts where the grant of the concession or the terms of the concession do not comply with applicable legal requirements, such as procurement, antitrust or similar regulations.
Our concessions may also be terminated early by airport authorities or landlords in certain default scenarios, including, among others:
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assignment, transfer or sub-lease to third parties, in whole or in part, of the rights or obligations provided in the applicable concession agreement without the consent of airport authorities or landlords, to the extent required;

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failure to comply with any of the provisions of the concession agreement;

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use of the concession area for any purpose other than the object of the agreement;

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entering into an agreement with a third-party with respect to the concession area or services without prior approval of the applicable airport authorities or landlord;

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making certain modification to the facilities without prior approval from the applicable airport authorities or landlord;

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default on the payment of the fees for a period provided for in the relevant agreement; or

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not providing the services to an adequate quality level or the failure to obtain the necessary equipment for the satisfactory rendering of such services.

The loss or modification of our concessions could have a materially adverse impact on our business, financial condition and results of operations.
Our profitability depends on the number of airline passengers in the terminals in which we have concessions. Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition and results of operations.
The number of airline passengers that visit the terminals in which we have concessions is dependent in part on decisions made by airlines and airport authorities relating to flight arrivals and departures. A decrease in the number of flights and resulting decrease in airline passengers could result in fewer sales, which could lower our profitability and negatively impact our business, financial condition and results of operations. Concession agreements generally provide for a minimum annual guaranteed payment, or a MAG, payable to the airport authority or landlord regardless of the amount of sales at the concession. Currently, the majority of our concession agreements provide for a MAG that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. If there are fewer airline passengers than expected or if there is a decline in the sales per airline passenger at these facilities, we will nonetheless be required to pay the MAG or fixed rent and our business, financial condition and results of operations may be materially adversely affected.
Furthermore, the exit of an airline from a market or the bankruptcy of an airline could reduce the number of airline passengers in a terminal or airport where we operate and have a material adverse impact on our business, financial condition and results of operations.

We may not be able to execute our growth strategy to expand and integrate new concessions or future acquisitions into our business or remodel existing concessions. Any new concessions, future acquisitions or remodeling of existing concessions may divert management resources, result in unanticipated costs, or dilute holders of our Class A common shares.
Part of our growth strategy is to expand and remodel our existing facilities and to seek new concessions through tenders, direct negotiations or other acquisition opportunities. In this regard, our future growth will depend upon a number of factors, such as our ability to identify any such opportunities, structure a competitive proposal and obtain required financing and consummate an offer. Our growth strategy will also depend on factors that may not be within our control, such as the timing of any concession or acquisition opportunity.
We must also strategically identify which airport terminals and concession agreements to target based on numerous factors, such as airline passenger numbers, airport size, the type, location and quality of available concession space, level of anticipated competition within the terminal, potential future growth within the airport and terminal, rental structure, financial return and regulatory requirements. We cannot assure you that this strategy will be successful.
In addition, we may encounter difficulties integrating expanded or new concessions or any acquisitions. Such expanded or new concessions or acquisitions may not achieve anticipated turnover and earnings growth or synergies and cost savings. Delays in the commencement of new projects and the refurbishment of concessions can also affect our business. In addition, we will expend resources to remodel our concessions and may not be able to recoup these investments. A failure to grow successfully may materially adversely affect our business, financial condition and results of operations.
In particular, new concessions and acquisitions, and in some cases future expansions and remodeling of existing concessions, could pose numerous risks to our operations, including that we may:
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have difficulty integrating operations or personnel;

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incur substantial unanticipated integration costs;

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experience unexpected construction and development costs and project delays;

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face difficulties associated with securing required governmental approvals, permits and licenses (including construction permits and liquor licenses, if applicable) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new concessions;

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have challenges identifying and engaging local business partners to meet ACDBE requirements in concession agreements;

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not be able to obtain construction materials or labor at acceptable costs;

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face engineering or environmental problems associated with our new and existing facilities;

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experience significant diversion of management attention and financial resources from our existing operations in order to integrate expanded, new or acquired businesses, which could disrupt our ongoing business;

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lose key employees, particularly with respect to acquired or new operations;

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have difficulty retaining or developing acquired or new businesses’ customers;

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impair our existing business relationships with suppliers or other third parties as a result of acquisitions;

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fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of acquisitions, new concessions or remodeling; and

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incur liabilities from the acquired businesses and we may not be successful in seeking indemnification for such liabilities.

In connection with acquisitions or other similar investments, we could incur debt or amortization expenses related to intangible assets, suffer asset impairments, assume liabilities or issue stock that would dilute the percentage of ownership of our then-current holders of Class A common shares. We may not be able to complete acquisitions or integrate the operations, products, technologies or personnel gained through any such acquisition, which may have a materially adverse impact on our business, financial condition and results of operations.
If we are unable to implement our growth strategy to expand into the food and beverage market, our business, financial condition and results of operations could be negatively impacted.
We have limited experience in the food and beverage concession market. Expansion into the food and beverage concession market increases the complexity of our business and could divert the attention of our management and personnel from our existing activities, placing strain on our operations and financial resources. We may be unfamiliar with certain laws, regulations and administrative procedures in new markets, including the procurement of food permits and liquor licenses, which could delay the build-out of new concessions and prevent us from achieving our operational goals on a timely basis. Our efforts to expand into the food and beverage concession market may not succeed. Furthermore, we will incur expenses and expend resources to develop, acquire and set up food and beverage concessions and we may not recoup our investment if we are unable to deliver consistent food quality, service, convenience or ambiance, or if we fail to deliver a consistently positive experience to our customers.
The profitability of any food and beverage concession we acquire or operate is dependent on numerous factors, including our ability to:
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adapt to consumer tastes and appeal to a broad range of consumers whose preferences cannot be predicted with certainty;

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partner with nationally recognized brands;

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create and implement an effective marketing/advertising strategy;

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hire, train and retain excellent food and concession managers and staff;

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manage costs and prudently allocate capital resources; and

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obtain and maintain necessary food and liquor licenses and permits.

In addition, profitability, if any, of our food and beverage concessions may be lower than in our existing activities, and we may not be successful enough in this line of business to execute our food and beverage growth strategy. If we are unable to grow in the food and beverage concession market, our reputation could be damaged. If any of the risks identified above were to occur, it could limit our growth and have a materially adverse impact on our business, financial condition and results of operations.
We are dependent on our local partners.
Our retail operations are carried on through approximately 169 operating districts in the continental United States and Canada. Our local partners, including our ACDBE partners, maintain ownership interests in the vast majority of these partnerships and other operating entities, some of which operate major concessions. Our participation in these operating entities differs from market to market. While the precise terms of each relationship vary, our local partners may have control over certain portions of the operations of these concessions. Our local partners oversee the operations of certain stores that, in the aggregate, are responsible for a significant portion of our turnover. The stores are operated pursuant to the applicable joint venture agreement governing the relationship between us and our local partner. Generally, these agreements also provide that strategic decisions are to be made by a committee comprised of us and our local partner, and we typically encourage our local partners to follow Hudson operating parameters. These concessions involve risks that are different from the risks involved in operating a concession independently, and include the possibility that our local partners:
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are in a position to take action contrary to our instructions, our requests, our policies, our objectives or applicable laws;

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take actions that reduce our return on investment;

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go bankrupt or are otherwise unable to meet their capital contribution obligations;

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have economic or business interests or goals that are or become inconsistent with our business interests or goals; or

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take actions that harm our reputation or restrict our ability to run our business.

In some cases, and within limits recommended by the Federal Aviation Administration (the “FAA”), we may loan money to our ACDBE partners in connection with concession agreements in order to help fund their initial capital investment in a concession opportunity. If our partners are unable to repay these loans, we will record a writedown and our net income will decrease. For these and other reasons, it could be more difficult for us to successfully operate these concessions and to respond to market conditions, which could adversely affect our business, financial condition and results of operations.
We have experienced net losses in the past, and we may continue to experience net losses in the future.
We experienced a net loss attributable to equity holders of parent of  $7.7 million for the year ended December 31, 2015. We cannot assure you that we will achieve profitability in future periods.
The retail business is highly competitive.
We also compete to attract retail customers and compete with other, non-airport retailers, such as traditional Main Street retailers or Internet retailers. Some of our retail competitors may have greater financial resources, greater purchasing economies of scale or lower cost bases, any of which may give them a competitive advantage over us. If we were to lose market share to competitors, our turnover would be reduced and our business, financial condition and results of operations adversely affected.
If the estimates and assumptions we use to determine the size of our market are inaccurate, our future growth rate may be impacted.
Market opportunity estimates and growth forecasts are subject to uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the travel retail market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The principal assumptions relating to our market opportunity include projected growth in the travel retail market and our share of the market in the continental United States and Canada. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.
We may not be able to predict accurately or fulfill customer preferences or demands.
We derive a significant amount of our turnover from the sale of fashion-related, cosmetic and luxury products which are subject to rapidly changing customer tastes, as well as from merchandise associated with national or local one-time events. The availability of new products and changes in customer preferences has made it more difficult to predict sales demand for these types of products accurately. Our success depends in part on our ability to predict and respond to quickly changing consumer demands and preferences, and to translate market trends into appropriate merchandise offerings. Additionally, due to our limited sales space relative to other retailers, the proper selection of salable merchandise is an important factor in turnover generation. We cannot assure you that our merchandise selection will correspond to actual sales demand. If we are unable to predict or rapidly respond to sales demand, including demand generated by one-time events, or to changing styles or trends, or if we experience inventory shortfalls on popular merchandise, our turnover may be lower, which could have a materially adverse impact on our business, financial condition and results of operations.
We rely on a limited number of distributors and suppliers for certain of our products, and events outside our control may disrupt our supply chain, which could result in an inability to perform our obligations under our concession agreements and ultimately cause us to lose our concessions.
Although we have a diversified portfolio of suppliers across most of our product categories, we rely on a small number of suppliers for certain of our products. For example, the distributors responsible for supplying magazines and periodicals to virtually all of our concessions are The News Group, which includes

The News Group L.P. and TNG, which is a division of Great Pacific Enterprises Inc., and Hudson News Distributors, which includes Hudson News Distributors, LLC and Hudson RPM Distributors, LLC. Mr. James Cohen, who will become a member of our board of directors upon consummation of this offering, controls Hudson News Distributors. See “Certain Relationships and Related Party Transactions — Transactions with Entities Controlled by Mr. James Cohen.” We do not have a long-term distribution contract with Hudson News Distributors, but we expect to continue purchasing magazines and other periodicals from them after completion of this offering. Future amalgamation may reduce the number of distributors even further. As a result, these distributors may have increased bargaining power and we may be required to accept less favorable purchasing terms. In the event of a dispute with a supplier or distributor, the delivery of a significant amount of merchandise may be delayed or cancelled, or we may be forced to purchase merchandise from other suppliers on less favorable terms. Such events could cause turnover to fall or costs to increase, adversely affecting our business, financial condition and results of operations. In particular, if we have a dispute with any of the distributors that delivers magazines and periodicals to our concessions, we may be unable to secure an alternative supply of magazines and periodicals, which could lead to fewer customers entering our stores and may have a material adverse impact on our business, financial condition and results of operations. Additionally, some of our concessions in airports require that we sell magazines and periodicals. If supply of these products were disrupted, we could lose one or more of these concessions, which would have a material adverse impact on our business, financial condition and results of operations.
Moreover, Hudson Media, Inc., which is controlled by Mr. Cohen, is a co-owner of COMAG Marketing Group, LLC, a national wholesale distributor of periodicals. The other co-owner of COMAG Marketing Group, LLC is The Jim Pattison Group, which also controls The News Group, another major wholesale distributor of periodicals and one of our suppliers. Mr. Cohen is also a member of the board of directors of COMAG Marketing Group, LLC. As such, Mr. Cohen and his business partners play a major role in the wholesale distribution of periodicals in our markets and his interests and those of his business partners may not always align with our interests.
In addition, affiliates of the selling shareholder have been our exclusive supplier of certain categories of products. After this offering, we will be obligated, at Dufry’s option, to continue purchasing these products from such affiliates pursuant to the Master Relationship Agreement to be entered into in connection with this offering. See “Certain Relationships and Related Party Transactions — New Agreements with Dufry —  Master Relationship Agreement.” The prices we pay to Dufry for these products will be determined by Dufry in its sole discretion in accordance with its transfer pricing policy as then in effect for all members of the Dufry Group. We cannot assure you that the transfer pricing policy will not be amended in a manner adverse to us, which could result in us paying higher prices for certain products than we currently pay. The Master Relationship Agreement will terminate on the date when there are no issued and outstanding Class B common shares. Also, Dufry may terminate the Master Relationship Agreement without cause upon six months’ notice to us. If the Master Relationship Agreement is terminated, we may not be able to obtain an alternate supplier of such products on favorable terms, if at all, which could have a material adverse impact on our business, financial condition and results of operations.
Further, damage or disruption to our supply chain due to any of the following could impair our ability to sell our products: adverse weather conditions or natural disaster, government action, fire, terrorism, cyber-attacks, the outbreak or escalation of armed hostilities, pandemic, industrial accidents or other occupational health and safety issues, strikes and other labor disputes, customs or import restrictions or other reasons beyond our control or the control of our suppliers and business partners. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.
Certain airports or groups of airports in metropolitan areas generate a meaningful portion of our turnover.
Though none of our individual concessions was responsible for 10% or more of our turnover in 2016, certain airports or groups of airports in a metropolitan area were responsible for meaningful amounts of our turnover. Concessions located at airports in the New York metropolitan area, including John F. Kennedy, LaGuardia and Newark, in the aggregate generated 15% of our turnover in 2016. Concessions located at airports around Chicago, Las Vegas, Los Angeles, Seattle, Toronto and Vancouver generated in the aggregate at each location between 5% and 10% of our turnover in 2016. Our duty-free concessions in Vancouver and Toronto generated the significant majority of our turnover at each location in 2016.
Any disruption to activities at these airports or groups of airports could have a material adverse impact on our turnover and results of operations. Moreover, any serious dispute between us and the operator or concession landlords at such airports or group of airports that could threaten the continuity or renewal of concessions at such airport or group of airports, which could have a material adverse impact on our turnover and results of operations.
Our expansion into new airports may present increased risks due to our unfamiliarity with those areas.
Our growth strategy depends upon expanding into select markets that meet our minimum operating criteria. Airports that meet our criteria may be in locations where we have little or no meaningful operating experience. In addition, these locations may be characterized by demographic characteristics, consumer tastes and discretionary spending patterns that are different from those in the markets where our existing operations are located. As a result, new airport terminal operations may be less successful than our current airport terminal concessions. We may not be able to identify new markets that meet our minimum operating criteria, and even if we do, we may find it more difficult in these markets to hire, motivate and keep qualified employees. Operations in new markets may be less successful than those in markets where we currently operate and may not reach expected sales and profit levels, which could negatively impact our business, financial condition and results of operations.
We rely on our customers spending a significant amount of time in the airports where we operate, and a change in customer habits or changes in transportation safety requirements and procedures could have a materially adverse impact on our business, financial condition and results of operations.
Since most of our concessions are situated beyond the security checkpoints at airports, we rely on our customers spending a significant amount of time in the areas of the airport terminals where we have concessions. Changes in airline passengers’ travel habits prior to departure, including an increase in the availability or popularity of airline or private lounges, or an increase in the efficiency of ticketing, transportation safety procedures and air traffic control systems, could reduce the amount of time that our customers spend at locations where we have concessions. A reduction in the time that customers spend in airports near our concessions could have a material adverse impact on our business, financial condition and results of operations.
Failure to timely obtain and maintain required licenses and permits could lead to the loss or suspension of licenses relating to the sale of liquor.
The laws in the United States and Canada, including in each state and province in which we operate, require that any concession at which we sell alcohol be properly licensed. Alcohol control laws and regulations impact numerous aspects of operations of our concessions, such as hours of operation, advertising, trade practices, wholesale purchasing, relationships with alcohol manufacturers and distributors, inventory control and the handling and storage of alcohol. These laws and regulations also generally require us to supervise and control the conduct of all persons on our licensed premises and may assign liability to us for certain actions of our customers while in our concessions. In addition, obtaining liquor licenses for multiple concessions or that cover large areas often requires overcoming regulatory obstacles and can be time consuming and expensive. Any failure to comply with these regulations or to timely obtain or maintain liquor licenses could adversely affect our results of operations.
Failure to comply with ACDBE participation goals and requirements could lead to lost business opportunities or the loss of existing business.
Many of our concessions in the continental United States contain minimum ACDBE participation requirements, and bidding on or submitting proposals for new concessions often requires that we meet or use good faith efforts to meet minimum ACDBE participation goals. Due to various factors, the process of identifying and contracting with ACDBEs can be challenging. The rules and regulations governing the certification and counting of ACDBE participation in airport concessions are complex, and ensuring ongoing compliance is costly and time consuming. If we fail to comply with the minimum ACDBE participation requirements, we may be held responsible for breach of contract, which could result in the termination of a concession or monetary damages and could adversely affect our ability to bid on or obtain future concessions. To the extent we fail to comply with the minimum ACDBE participation goals, there could be a material adverse impact on our business, financial condition and results of operations.
Information technology systems failure or disruption, or changes to information technology related to payment systems, could impact our day-to-day operations.
Our information technology systems are used to record and process transactions at our point of sale interfaces and to manage our operations. These systems provide information regarding most aspects of our financial and operational performance, statistical data about our customers, our sales transactions and our inventory management. Fire, natural disasters, power loss, telecommunications failure, break-ins, terrorist attacks (including cyber-attacks), computer viruses, electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage or impact our information technology systems at any time. These events could cause system interruption, delays or loss of critical data and could disrupt our acceptance and fulfillment of customer orders, as well as disrupt our operations and management. For example, although our point-of-sales systems are programmed to operate and process customer orders independently from the availability of our central data systems and even of the network, if a problem were to disable electronic payment systems in our stores, credit card payments would need to be processed manually, which could result in fewer transactions. Significant disruption to systems could have a material adverse impact on our business, financial condition and results of operations.
We also continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our customers. Future enhancements and modifications to our technology could consume considerable resources. We may be required to enhance our payment systems with new technology, which could require significant expenditures. If we are unable to maintain and enhance our technology to process transactions, we may experience a materially adverse impact on our business, financial condition and results of operations.
If we are unable to protect our customers’ credit card data and other personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly impacted.
The use of electronic payment methods and collection of other personal information, including sales history, travel history and other preferences, expose us to increased risks, including the risk of security breaches. In connection with credit or debit card transactions, we collect and transmit confidential information by way of secure private retail networks. Additionally, we collect and store personal information from individuals, including our customers and employees.
As a retail company, we have been and will be subject to the risk of security breaches and cyber-attacks in which credit and debit card information is stolen. Although we use secure networks to transmit confidential information, the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, and as a result we may be unable to anticipate these techniques or implement adequate preventive measures. Third parties with whom we do business may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery or other forms of deceiving our team members, contractors, vendors and temporary staff.
We may become subject to claims for purportedly fraudulent transactions arising out of actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have a materially adverse impact on our business, financial condition and results of operations. Further, adverse publicity resulting from these allegations could significantly impact our reputation and have a materially adverse impact on our business, financial condition and results of operations.
Our results of operations fluctuate due to seasonality and other factors that impact the airline industry.
The third quarter of each calendar year, which is when passenger numbers are typically higher, has historically represented the largest percentage of our turnover for the year, and the first quarter has historically represented the smallest percentage, as passenger numbers are typically lower. The results of operations of our concessions generally reflect this seasonality, and therefore, our quarterly operating results are not necessarily indicative of operating results for an entire year. We increase our working capital prior to peak sales periods, so as to carry higher levels of merchandise and add temporary personnel to the sales team to meet the expected higher demand. Our results of operations would be adversely affected by any significant reduction in sales during the traditional peak sales period.
We are exposed to fluctuations in currency exchange rates, which could negatively impact our financial condition and results of operations.
We are impacted by the purchasing power of both the U.S. and Canadian dollar relative to other currencies. When the U.S. or Canadian dollar appreciates in value relative to other currencies, our products become more expensive for the international airline passengers whose home currency has less relative purchasing power. In addition, the increased purchasing power of the U.S. or Canadian dollar, as the functional currency of our stores, could also cause domestic airline passengers to purchase products abroad. The exchange rate fluctuations in either such currency could have an adverse effect on our business, financial condition and results of operations.
Our success depends on our ability to attract and retain qualified personnel, including executive officers and management.
Our success depends, to a significant extent, on the performance and expertise of executive officers, top management and other key employees. There is competition for skilled, experienced personnel in the fields in which we operate and, as a result, the retention of such personnel cannot be guaranteed. The loss or incapacitation of our executive officers, senior management or any other key employees or the failure to attract new highly qualified employees could have a material adverse impact on our business, financial condition and results of operations. Our continuing ability to recruit and retain skilled personnel will be an important element of our future success.
We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.
We identified a material weakness in our internal control over financial reporting in connection with the preparation of the combined statement of cash flows for the year ended December 31, 2014 for this offering. The material weakness identified is our internal controls over the review of assumptions made in the accounting for business combinations, specifically the determination and presentation of cash flows related to business combinations and its effect on our statement of cash flows when preparing our combined financial statements. We restated our statement of cash flows for the year ended December 31, 2014 to correct the identified accounting error resulting from this material weakness. However, if not remediated, this material weakness could result in future material misstatements to our annual or interim consolidated financial statements.
We have begun taking measures and plan to continue to take measures to remediate this material weakness. This includes designing and implementing a new control over the review of assumptions made in business combinations, specifically the assumptions made that affect the determination and presentation of the statement of cash flows. However, the implementation of these measures may not fully address this material weakness, and therefore we would not be able to conclude that it has been fully remedied. Our failure to correct this material weakness or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial statement and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis.
As a public company, we will be subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. If we fail to remediate the material weakness identified above, our management may conclude that our internal control over financial reporting is not effective.
We cannot be certain that we will be able to implement and maintain adequate controls over our financial processes and reporting in the future. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Any inability to do so could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur additional costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.
Damage to our reputation or lack of acceptance or recognition of our retail concepts or the brands we license from Dufry, including Dufry, Hudson, Nuance and World Duty Free, could negatively impact our business, financial condition and results of operations.
We believe we have built a strong reputation for the quality and breadth of our concessions. Any incident that erodes consumer affinity for our retail concepts or brand value could significantly damage our business. If customers perceive or experience a reduction in quality, service or convenience at our concessions carrying the brands we license from Dufry or in any way believe we fail to deliver a consistently positive experience, our business may be adversely affected. In addition, Dufry uses the brands that we license from them outside of the continental United States and Canada. If Dufry takes actions that result in adverse publicity surrounding the quality, service or convenience of these brands, our business may be adversely impacted. Additionally, other travel retailers or brands with similar names to our brands may be the subject of negative publicity, which is outside of our control, and which may arise from time to time and could cause confusion among consumers, who could lose confidence in the products and services we offer. Any such negative publicity, regardless of its veracity as it relates to our brands, may have a material adverse impact on our business, financial condition and results of operations.
Furthermore, our ability to successfully develop concessions in new markets may be adversely affected by a lack of awareness or acceptance of our retail concepts and brands. To the extent that we are unable to foster name recognition and affinity for our concessions in new markets or are unable to anticipate and react to shifts in consumer preferences away from certain retail options, our growth may be significantly delayed or impaired.
Our or Dufry’s failure or inability to protect the trademarks or other proprietary rights we use, or claims of infringement by us of rights of third parties, could adversely affect our competitive position or the value of our brands.
We believe that our trademarks and other proprietary rights are important to our success and our competitive position. However, any actions that we or Dufry take to protect the intellectual property we use may not prevent unauthorized use or imitation by others, which could have an adverse impact on our image, brand or competitive position. If we commence litigation to protect our interests or enforce our rights, we could incur significant legal fees. We also cannot assure you that third parties will not claim infringement by us of their proprietary rights. Any such claim, whether or not it has merit, could be time consuming and distracting for our management, result in costly litigation, cause changes to existing retail concepts or delays in introducing retail concepts, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse impact on our business, financial condition and results of operations.
Taxation of goods policies in the United States and Canada may change.
A substantial part of our turnover is derived from our sale of duty-free products, such as perfumes, luxury products, spirits and tobacco. Governmental authorities in the United States or Canada may alter or eliminate the duty-free status of certain products or otherwise change importation or tax laws. For example, sales and excise taxes on products sold at traditional retail locations situated outside airports or online may be lowered in the future, partly removing our competitive advantage with respect to duty-free product pricing. If we lose the ability to sell duty-free products generally or in any of our major duty-free markets or if we lose market share to traditional or online retailers as a result of a reduction in sales and excise taxes, our turnover may decrease significantly and our business, financial condition and results of operations may be materially adversely affected.
Future changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.
We are subject to income taxes in the U.K., United States and Canada, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions and provinces. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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costs related to intercompany restructurings; or

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changes in tax laws, regulations or interpretations thereof.

The United States Congress is currently considering tax reform legislation that would reduce the U.S. federal corporate income tax rate to 21%. Although a reduction in the U.S. federal corporate income tax rate could be beneficial to us in future years in which we have net income subject to U.S. tax, we expect that if the legislation is enacted, the reduction in the U.S. federal corporate income tax rate will require a net downward adjustment of approximately $45-50 million to the amount of deferred tax assets and deferred tax liabilities reflected in our financial statements. This would negatively affect our overall effective tax rate for 2017.
In addition, we may be subject to audits of our income, sales and other transaction taxes by U.K. tax authorities, U.S. federal and state authorities and Canadian national and provincial authorities. Outcomes from these audits could have an adverse impact on our operating results and financial condition.
Our ability to use our net operating loss carryforwards and certain other tax attributes will be limited.
As of December 31, 2016, we had federal net operating loss carryforwards of  $177.9 million and state net operating loss carryforwards of  $88.5 million. We expect that approximately $34.5 million of our federal net operating loss carryforwards (“NOLs”) and approximately $23.1 million of our state NOLs will be used to offset gains from the Reorganization Transactions. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” its ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have experienced ownership changes in the past and expect this offering to result in another ownership change. As a result, if we earn net taxable income, our ability to use our federal and state NOLs, or other tax attributes, to offset U.S. federal and state taxable income will be subject to limitations. However we do not believe that these limitations will materially affect our ability to utilize our existing NOLs or other tax attributes to offset our future federal and state taxable income. In addition, we may experience additional ownership changes in the future as a result of future transactions in our common stock (including any future dispositions by Dufry), some of which may be outside our control, and could result in additional limitations which could significantly limit our ability to utilize our existing or future NOLs or other tax attributes.
We may be adversely impacted by litigation.
We and our third-party business partners are defendants in a number of court, arbitration and administrative proceedings, and, in some instances, are plaintiffs in similar proceedings. Actions, including class action lawsuits, filed against us from time to time include commercial, tort, customer, employment (such as wage and hour and discrimination), tax, administrative, customs and other claims, and the remedies sought in these claims can be for material amounts and also include class action lawsuits. In addition, we may be impacted by litigation trends including class action lawsuits involving consumers, shareholders and employees, which could have a materially adverse impact on our business, financial condition and results of operations.
Restrictions on the sale of tobacco products and on smoking in general may affect our tobacco product sales.
The sale of tobacco products represented 2.9% of our net sales and constituted our fifth largest duty-free product category for the year ended December 31, 2016. As part of the campaign to highlight the negative effects of smoking, international health organizations and the anti-smoking lobby continue to seek restrictions on the sale of tobacco products, including duty-free sales. More generally, an increasing number of national, state and local governments have prohibited, or are proposing to prohibit, smoking in certain public places. If we were to lose our ability to sell tobacco products, or if the increasing number of smoking prohibitions caused a reduction in our sales of tobacco products, our business, financial condition and results of operations could be materially adversely affected.
We may experience increased labor costs, including for employee health care benefits.
Various labor and healthcare laws and regulations in the United States and Canada impact our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family and sick leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt, including requirements related to health care and insurance. As our store level employees are paid at rates set at, or in relation to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulation could materially affect our business, financial condition and results of operations.
Our business is subject to various laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect us.
We are subject to various laws and regulations in the United States and Canada, as well as international treaties, that affect the operation of our concessions. The impact of current laws and regulations, the effect of changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse impact on our results of operations.
Failure to comply with the laws and regulatory requirements of governmental authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws may require us to expend significant funds to make modifications to our concessions in order to comply with applicable standards. Compliance with such laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We are subject to the risk of union disputes and work stoppages at our concessions, which could have a material adverse impact on our business, financial condition and results of operations.
As of December 31, 2016, 42% of our employees were covered by collective bargaining agreements, some of which have since expired. We are also often subject to airport “labor harmony” policies, which require (or effectively require) that we employ unionized workers. In addition, negotiating labor agreements, either for new concessions or to replace expiring agreements, is time consuming and may not be accomplished on a timely basis. If we are unable to satisfactorily negotiate those labor agreements on terms acceptable to us, we may face a strike or work stoppage that could have a materially adverse impact on our business, financial condition and results of operations. In addition, existing labor agreements may not prevent a strike or work stoppage.
Our business requires substantial capital expenditures and we may not have access to the capital required to maintain and grow our operations.
Maintaining and expanding our operations in our existing and new retail locations is capital intensive. Specifically, the construction, redesign and maintenance of our retail space in airport terminals where we operate, technology costs and compliance with applicable laws and regulations require substantial capital expenditures. We may require additional capital in the future to:
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fund our operations;

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respond to potential strategic opportunities, such as investments, acquisitions and expansions; and

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service or refinance our indebtedness.

We must continue to invest capital to maintain or to improve the success of our concessions and to meet refurbishment requirements in our concessions. Decisions to expand into new terminals could also affect our capital needs. The average annual capital expenditure for the last three fiscal years has been $71 million. Our actual capital expenditures in any year will vary depending on, among other things, the extent to which we are successful in renewing existing concessions and winning additional concession agreements.
Over the longer term, we will need to make additional investments in order to significantly grow our footprint in new airports and terminals, expand in other travel retail channels and increase our presence in the food and beverage concession market. Additional financing may not be available on terms favorable to us or at all due to several factors, including the terms of our existing indebtedness, our relationship with our controlling shareholder, who has historically provided us with financing, and trends in the global capital and credit markets. We are also subject to certain covenants in Dufry’s 4.50% Senior Notes due 2023 and 2.50% Senior Notes due 2024, including restrictions on the amount of debt we may be able to incur from third parties and on our ability to grant liens on our assets. In addition, we are also subject to certain of the covenants contained in Dufry’s existing credit facilities, including restrictions on the amount of third-party debt we may incur, on our ability to grant liens on our assets and to provide guarantees and on our ability to enter into certain acquisitions, investments, mergers and asset sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Indebtedness — Restrictions on Our Indebtedness.” We may in the future be subject to other restrictions that limit our ability to incur indebtedness. The terms of available financing may also restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. We cannot assure you that we will be able to maintain our operating performance or generate sufficient cash flow, or that we will have access to sufficient financing, to continue our operations and development activities at or above our present levels, and we may be required to defer all or a portion of our capital expenditures. Our business, financial condition and results of operations may be materially adversely affected if we cannot make such capital expenditures.

Risks Relating to Our Structure
Our controlling shareholder, Dufry, provides us with certain key franchise services for our business and loans to finance our operations. If Dufry fails to perform its obligations to us or provide financing to us, and we do not find appropriate replacement services or financing sources, we may be unable to perform these services or finance our operations, or may not be able to secure substitute arrangements on a timely and cost-effective basis on terms favorable to us.
Prior to this offering and the related Reorganization Transactions, we operated as a business unit of Dufry. We have historically relied on franchise services provided by Dufry, including centralized support services such as treasury, audit and other similar services. In addition, we have licensed all of our proprietary brands, including Dufry, Hudson, Nuance and World Duty Free, from Dufry. Dufry has also been one of our largest suppliers. In connection with this offering, we will enter into a series of new agreements with Dufry, including the Master Relationship Agreement. See “Certain Relationships and Related Party Transactions — New Agreements with Dufry.” The services provided under the Master Relationship Agreement will include financing and treasury operations, the supply of duty-free products for sale, IT services and tax services, among others.
Our new agreements with Dufry also include various franchise agreements pursuant to which Dufry licenses to us the use of trademarks for Dufry, Nuance and World Duty Free. Each of these franchise agreements is terminable without cause by Dufry upon six months’ notice. Separate from the franchise agreements, Dufry has granted us a seven-year license to use the Hudson brand and trademark within the continental United States, Hawaii and Canada. If Dufry were to decide to terminate, or to not renew, any of these agreements, our business, financial condition and results of operations would be materially adversely affected.
The services provided under the new agreements with Dufry may not be sufficient to meet our needs and we may not be able to obtain other needed services on favorable terms, if at all. If Dufry were to encounter financial difficulties that impact its ability to provide services to us, our business, financial condition and results of operations could be materially impacted. Any failure of, or significant downtime in, our own financial or administrative systems or in Dufry’s financial or administrative systems and any difficulty establishing our systems or integrating newly acquired assets into our business could result in unexpected costs, impact our results or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis, which could have a material adverse impact on our business, financial condition and results of operations.
In addition, we have historically been an integral part of Dufry’s global treasury and cash management operations and we expect to continue to be an integral part of such operations following this offering. We currently have $527.4 million of long-term financial loans (excluding current portion) due to Dufry. To the extent that the terms of our existing or future indebtedness to Dufry are unfavorable compared to other financing opportunities, our financial condition could be adversely affected.
The two-class structure of our common shares has the effect of concentrating voting control with Dufry and its affiliates. Because of its significant share ownership, Dufry will exert control over us, including with respect to our business, policies and other significant corporate decisions. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, amalgamation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval.
Immediately prior to this offering, our controlling shareholder, Dufry, will control 100% of our issued and outstanding Class A common shares and Class B common shares, representing 100% of the voting power of our issued and outstanding share capital. Upon the closing of this offering, the shares owned by our controlling shareholder will represent    % of the voting power of our issued and outstanding share capital. Each Class A common share is entitled to one vote per share and is not convertible into any other shares of our share capital. Each Class B common share is entitled to 10 votes per share and is convertible into one Class A common share at any time. In addition, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common share. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding. Any Class B common shares that are converted into Class A common shares may not be reissued. The disparate voting rights of our Class B common shares will not change upon transfer unless such Class B common shares are first converted into our Class A common shares. See “Description of Share Capital and Bye-Laws.”
As a result, after completion of this offering, our controlling shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any amalgamation, merger or sale of all or substantially all of our assets. Dufry will have significant power to control our operations, and may impose group-level policies on us that are based on the interests of the Dufry Group as a whole. Group-level policies may not align with our interests and could change the way we conduct our business, which could have a material adverse impact on our business, financial condition and results of operations.
The interests of our controlling shareholder might not coincide with the interests of the other holders of our share capital. This concentration of ownership may have an adverse impact on the value of our Class A common shares by:
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delaying, deferring or preventing a change in control of us;

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impeding an amalgamation, merger, takeover or other business combination involving us; or

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causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

Our controlling shareholder, Dufry, could engage in business and other activities that compete with us.
Dufry and its controlled affiliates (other than us) have informed us that they will not, subject to certain exceptions, pursue opportunities in the continental United States, Hawaii or Canada in the following areas: retail or food and beverage concessions; leases at airports or train stations; master concessionaire roles at airports; or any other Dufry, Hudson, Nuance or World Duty Free-branded retail operations, except that Dufry may continue to pursue travel retail operations, using any of the aforementioned brands, on board cruise lines that visit the continental United States, Hawaii or Canada or at ports in the continental United States, Hawaii or Canada visited by cruise lines. Except as described above and subject to any contract that we may enter into with Dufry, Dufry will have no obligation to refrain from:
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engaging in the same or similar business activities or lines of business as us; or

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doing business with any of our partners, customers or vendors.

Dufry is a diversified travel retailer with significant operations outside of the continental United States and Canada, including in six continents, covering 64 countries and over 300 concessions. Following this offering, Dufry will continue to engage in these businesses, including use of the Hudson brand outside the continental United States and Canada. To the extent that Dufry engages in the same or similar business activities or lines of business as us, or engages in business with any of our partners, customers or vendors, our ability to successfully operate and expand our business may be hampered.
Conflicts of interest may arise between us and our controlling shareholder, Dufry, which could be resolved in a manner unfavorable to us.
Questions relating to conflicts of interest may arise between us and Dufry in a number of areas relating to our past and ongoing relationships. Our chief executive officer is a member of the Global Executive Committee of Dufry. Our directors and officers may own Dufry stock and options to purchase Dufry stock. Ownership interests of our directors or officers in Dufry stock, or service as a director of our Company and a director, officer and/or employee of Dufry, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as business opportunities that may be attractive to both Dufry and us, the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with Dufry, employee retention or recruiting, labor, tax, employee benefit, indemnification and other matters relating to our restructuring or our dividend policy.
The corporate opportunity policy set forth in our bye-laws addresses certain potential conflicts of interest between our Company, on the one hand, and Dufry and its officers who are directors of our Company, on the other hand. By purchasing Class A common shares, you will be deemed to have notice of and have consented to the provisions of our bye-laws, including the corporate opportunity policy. See “Description of Share Capital and Bye-Laws.” Although these provisions are designed to resolve certain conflicts between us and Dufry fairly, we cannot assure you that any conflicts will be so resolved.
As a foreign private issuer and “controlled company” within the meaning of the New York Stock Exchange’s corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A common shares.
The New York Stock Exchange’s corporate governance rules require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the New York Stock Exchange corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, and we are not required to maintain a compensation committee or a nominating and corporate governance committee. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the New York Stock Exchange corporate governance standards.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the New York Stock Exchange corporate governance rules. A “controlled company” under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our controlling shareholder will control a majority of the combined voting power of our outstanding common shares, making us a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our nomination and remuneration committee consist entirely of independent directors.
Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
Our financial information included in this prospectus may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.
Prior to this offering and the related Reorganization Transactions, the travel retail business of Dufry in the continental United States and Canada was carried out by various subsidiaries of Dufry. Since we and the subsidiaries of Dufry that operated our business are under common control of Dufry, our combined financial statements include the assets, liabilities, turnover, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our combined statement of financial position includes those assets and liabilities that are specifically identifiable to our business; and our combined income statement includes all costs and expenses related to us, including certain costs and expenses allocated from Dufry to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to the

Reorganization Transactions. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Certain Relationships and Related Party Transactions” for our arrangements with Dufry and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our combined financial statements included elsewhere in this prospectus for our historical cost allocation. Therefore, our historical results may not necessarily be indicative of our future performance.
Risks Relating to Our Initial Public Offering and the Ownership of Our Class A Common Shares
The price of our Class A common shares might fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our Class A common shares may prevent you from being able to sell our Class A common shares at or above the price you paid for such shares. The trading price of our Class A common shares may be volatile and subject to wide price fluctuations in response to various factors, including:
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market conditions in the broader stock market in general, or in our industry in particular;

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actual or anticipated fluctuations in our quarterly financial and operating results;

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introduction of new products and services by us or our competitors;

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issuance of new or changed securities analysts’ reports or recommendations;

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sales of large blocks of our shares;

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additions or departures of key personnel;

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regulatory developments; and

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litigation and governmental investigations.

These and other factors may cause the market price and demand for our Class A common shares to fluctuate substantially, which may limit or prevent investors from readily selling Class A common shares and may otherwise negatively affect the liquidity of our Class A common shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
The obligations associated with being a public company will require significant resources and management attention.
As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse impact on our business, financial condition, results of operations and cash flow.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from turnover-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
There is no existing market for our Class A common shares, and we do not know if one will develop to provide you with adequate liquidity.
Prior to this offering, there has been no public market for our Class A common shares. We cannot predict the extent to which investor interest in our Class A common shares will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling the Class A common shares that you purchase, and the value of such shares might be materially impaired. The initial public offering price for our Class A common shares will be determined by negotiations among us, our controlling shareholder and the representatives of the several underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Class A common shares at prices equal to or greater than the price you paid in this offering.
Future sales of our Class A common shares, or the perception in the public markets that these sales may occur, may depress our share price.
Sales of substantial amounts of our Class A common shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have        Class A common shares outstanding. The Class A common shares offered in this offering will be freely tradable without restriction under the Securities Act of 1933 (the “Securities Act”), except for any shares that may be held or acquired by our directors, executive officers or other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. See “Common Shares Eligible for Future Sale.” We also intend to file a registration statement under the Securities Act registering our Class A common shares reserved for issuance under our equity incentive plans, and we will enter into the Registration Rights Agreement pursuant to which we will grant demand and piggyback registration rights to Dufry. See “Common Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.
In connection with this offering, we, our directors and executive officers and Dufry have each entered into a lock-up agreement pursuant to which we and they will not be permitted to sell any Class A common shares for 180 days after the date of this prospectus, without the prior consent of the representatives of the underwriters. See “Underwriting.”
In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition. The amount of our Class A common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital.

We do not currently intend to pay dividends on our Class A common shares, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common shares.
We do not currently intend to pay any cash dividends on our Class A common shares for the foreseeable future. The payment of any future dividends will be determined by the board of directors in light of conditions then existing, including our turnover, financial condition and capital requirements, business conditions, corporate law requirements and other factors.
Our ability to pay dividends is subject to our results of operations, distributable reserves and solvency requirements; we are not required to pay dividends on our Class A common shares and holders of our Class A common shares have no recourse if dividends are not paid.
Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are not required to pay dividends on our Class A common shares, and holders of our Class A common shares have no recourse if dividends are not declared. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities (see also “Description of Share Capital and Bye-Laws”). Additionally, because we are a holding company, our ability to pay dividends on our Class A common shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.
The per share offering price in this offering will be substantially higher than the net tangible book value per share.
The initial public offering price per share of our Class A common shares will be substantially higher than the net tangible book value per share of our Class A common shares immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution.”
If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our Class A common shares could decline.
The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of us, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our Class A common shares, their price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause the price or trading volume of our Class A common shares to decline.
We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.
We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A number of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.
Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. Subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, the waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2018.
In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.
We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies may only take action against directors or officers of the company in limited circumstances. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.
We have anti-takeover provisions in our bye-laws that may discourage a change of control.
Our bye-laws contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:
•
a classified board of directors with staggered three-year terms;

•
restrictions on the time period during which directors may be nominated;

•
the ability of our board of directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval; and

•
a two-class common share structure, as a result of which Dufry generally will be able to control the outcome of all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their Class A common shares. See “Description of Share Capital and Bye-Laws” for a discussion of these provisions.

Cautionary Statement Regarding Forward-Looking Statements
This prospectus contains “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.
Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this prospectus include, but are not limited to the risks described under “Risk Factors.” For example, factors that could cause actual results to vary from projected results include, but are not limited to:
•
events outside our control that cause a reduction in airline passenger traffic, including but not limited to terrorist attacks and natural disasters;

•
changes in general economic and market conditions;

•
competition among participants in the travel retail market;

•
loss of and competition to obtain and renew concessions;

•
changes by airport authorities or airlines that lower the number of passengers in the terminals in which we have concessions;

•
ability to execute our growth strategy effectively to integrate successfully any new concessions or future acquisitions into our business and to remodel existing concessions;

•
ability to successfully expand into the food and beverage concession industry;

•
dependence on our controlling shareholder to provide us with key services and to finance our operations;

•
dependence on our local partners;

•
changes in the taxation of goods or duty-free regulations in the markets in which we operate;

•
adverse impacts of compliance or legal matters;

•
restrictions on the duty-free sale of tobacco products and on smoking in general that affect our tobacco product sales;

•
changes in customer preferences or demands;

•
the future travel habits of our customers and potential changes in transportation safety requirements;

•
reliance on a limited number of suppliers;

•
disruption in our supply chain;

•
information technology systems failure or disruption;

•
ability to attract and retain qualified personnel;

•
litigation;

•
the concentration of our operations in New York and other metropolitan areas;

•
ability to borrow from banks or raise funds in the capital markets;

•
our controlling shareholder’s control over us; and

•
other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Use of Proceeds
The selling shareholder is selling all of the Class A common shares in this offering. We will not receive any proceeds from the sale of such shares.

Dividends and Dividend Policy
We do not currently intend to pay cash dividends on our common shares in the foreseeable future. Any future determination to pay cash dividends will be subject to the discretion of our board of directors in accordance with applicable law and dependent on a variety of factors including our financial condition, earnings, results of operations, current and anticipated cash needs, plans for growth, level of indebtedness, legal requirements, general business conditions and other factors that the board of directors deems relevant. Any payment of dividends will be at the discretion of our board of directors and we cannot assure you that we will pay any dividends to holders of our common shares, or as to the amount of any such dividends if our board of directors determines to do so.
Under Bermuda law, a company may not declare or pay a dividend if there are reasonable grounds to believe that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each Class A and Class B common share will be entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.
Any dividends we declare on our common shares will be in respect of our Class A and Class B common shares, and will be distributed such that a holder of one of our Class B common shares will receive the same amount of the dividends that are received by a holder of one of our Class A common shares. We will not declare any dividend with respect to the Class A common shares without declaring a dividend on the Class B common shares, and vice versa.
We are a holding company and have no material assets other than our direct and indirect ownership of our operating subsidiaries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends to the extent permitted by our subsidiaries’ financing agreements, if any.

Capitalization
The table below sets forth our combined capitalization as of September 30, 2017:
•
on an actual basis (reflecting the capitalization of Hudson Group); and

•
on a pro forma, as adjusted basis to reflect (i) the Reorganization Transactions, (ii) new franchise agreements with Dufry, (iii) the payment of transaction costs associated with this offering, and (iv) the sale of           Class A common shares by the selling shareholder in this offering at a price equal to $    per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Prior to the Reorganization Transactions, Hudson Ltd., which was incorporated on May 30, 2017, had no operations, nominal assets and no liabilities or contingencies. You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus.
	As of September 30, 2017
	Actual	Pro Forma, As Adjusted
	(Unaudited) (in millions of USD)
Cash and cash equivalents	220.5
Total financial debt, long term(1)	527.4
Shareholders’ equity(2):
Class A common shares, par value $0.001 per share, 0 issued and outstanding actual, and issued and outstanding as adjusted	—
Class B common shares, par value $0.001 per share, 0 issued and outstanding actual, and issued and outstanding as adjusted	—
Other equity attributable to equity holders of the parent	535.8
Equity attributable to equity holders of the parent	535.8
Total capitalization(3)	1,063.2

(1)
Total financial debt, long term includes CAD$150.0 million outstanding as of September 30, 2017 attributable to the loan made by Dufry Group to Nuance Group (Canada) Inc. See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements.”

(2)
Our bye-laws and memorandum of association will allow us to issue up to an additional           Class A common shares and up to an additional              Class B common shares. See “Description of Share Capital and Bye-Laws.”

(3)
Total capitalization consists of total financial debt, long term plus equity attributable to equity holders of the parent.

Dilution
Our pro forma net tangible book value as of September 30, 2017 was $          million, or $          per common share. Pro forma net tangible book value per share is determined by dividing our tangible net worth (defined as total assets, less goodwill assets, minus total liabilities) by the aggregate number of common shares outstanding immediately prior to this offering, after giving effect to the Reorganization Transactions. After giving effect to the sale by the selling shareholder of               of our Class A common shares pursuant to this offering at an assumed initial public offering price of  $          per share, which is the midpoint of the range set forth on the cover page of this prospectus, our pro forma, as adjusted net tangible book value at September 30, 2017 would have been $          million, or $          per share. This represents an immediate decrease in pro forma net tangible book value to our controlling shareholder of  $          per share and an immediate dilution to new investors purchasing our Class A common shares in this offering of $          per share. The following table illustrates this per share dilution:
Assumed initial public offering price	$
Pro forma net tangible book value per Class A common share as of September 30, 2017
Decrease in pro forma net tangible book value per Class A common share attributable to new investors
Pro forma net tangible book value per Class A common share after the offering
Dilution per Class A common share to new investors(1)	$
Percentage of dilution in net tangible book value per Class A common share for new investors		%

(1)
Decrease attributable to payment by us of expenses incurred in connection with this offering

Dilution is determined by subtracting pro forma, as adjusted net tangible book value per share after the offering from the initial public offering price per share. Each $1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) our pro forma, as adjusted net tangible book value after this offering by $          per Class A common share and the dilution to investors in the offering by $          per Class A common share.
The following table sets forth, on a pro forma basis, as of September 30, 2017, the number of Class A and Class B common shares purchased from the controlling shareholder, after giving effect to the Reorganization Transactions, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the controlling shareholder and by the new investors, at the assumed initial public offering price of  $          per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions:
	Class A and Class B Common Shares Purchased		Total Consideration (in millions of USD)		Average Price Per Share
	Number	Percent	Amount	Percent
Controlling shareholder(1)		%		%	$
New investors		%		%	$
Total		%		%	$

(1)
Reflects the total number of Class B common shares to be issued to Dufry International AG, a wholly-owned subsidiary of Dufry, in consideration of its contribution of assets and liabilities to us.

Sales of Class A common shares by the selling shareholder in this offering will reduce the total number of Class A and Class B common shares beneficially owned by the controlling shareholder to           , or approximately             % of the total outstanding Class A and Class B common shares and will increase the number of Class A common shares to be purchased by new investors to           , or approximately             % of the total outstanding Class A and Class B common shares, or           , or approximately             % of the total outstanding Class A and Class B common shares if the underwriters exercise their over-allotment option in full.

Selected Financial and Other Information
You should read the following selected financial data together with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes appearing elsewhere in this prospectus.
Our historical financial statements present the results of Hudson Group, which comprises all entities and operations that will be transferred to Hudson Ltd. pursuant to the Reorganization Transactions. Hudson Ltd. is a newly formed holding company with nominal assets and no liabilities or contingencies, and will not have conducted any operations prior to the completion of this offering. Following the Reorganization Transactions and this offering, our financial statements will present the results of operations of Hudson Ltd. and its consolidated subsidiaries. Hudson Ltd.’s financial statements will be the same as Hudson Group’s financial statements prior to this offering, as adjusted for the Reorganization Transactions. See “— The Reorganization Transactions.”
The selected financial data in this section are not intended to replace the combined financial statements and are qualified in their entirety by reference to the combined financial statements and related notes appearing elsewhere in this prospectus. The selected historical combined statement of comprehensive income and other financial data for the fiscal years ended December 31, 2016, 2015 and 2014 and selected historical combined statement of financial position data as of December 31, 2016 and 2015 were derived from our audited combined financial statements included elsewhere in this prospectus. The selected historical combined statement of comprehensive income and other financial data for the nine months ended September 30, 2017 and 2016 and selected historical combined statement of financial position data as of September 30, 2017 have been derived from our unaudited interim combined financial statements included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period. We have not included financial information at and for the years ended December 31, 2013 and 2012, as such information is not available on a basis that is consistent with the combined financial information included in this prospectus without unreasonable effort or expense.
We prepare our combined financial statements in accordance with IFRS as issued by IASB.

	For the nine months ended September 30,		For the year ended December 31,
	2017	2016	2016	2015	2014
	(unaudited)
	(in millions of USD)
Combined Statement of Comprehensive Income Data:
Turnover	1,352.1	1,272.1	1,687.2	1,403.0	1,118.7
Cost of sales	(511.4)	(489.5)	(645.3)	(534.1)	(424.6)
Gross profit	840.7	782.6	1,041.9	868.9	694.1
Selling expenses	(315.4)	(298.2)	(395.7)	(325.7)	(249.7)
Personnel expenses	(275.7)	(251.9)	(337.4)	(279.5)	(222.6)
General expenses	(118.2)	(114.2)	(151.9)	(130.9)	(106.2)
Share of result of associates	(0.3)	—	(0.7)	1.7	0.6
Depreciation, amortization and impairment	(79.3)	(72.5)	(103.7)	(86.7)	(59.6)
Other operational result	0.9	(7.7)	(9.3)	(1.7)	(1.5)
Operating profit	52.7	38.1	43.2	46.1	55.1
Interest expenses	(22.7)	(22.3)	(29.8)	(25.4)	(25.4)
Interest income	1.4	1.7	2.1	1.6	1.7
Foreign exchange gain/(loss)	0.8	(0.1)	—	(0.2)	(0.2)
Earnings before taxes (EBT)	32.2	17.4	15.5	22.1	31.2
Income tax	(8.0)	(1.7)	34.3	(3.8)	(1.6)
Net earnings	24.2	15.7	49.8	18.3	29.6
ATTRIBUTABLE TO:
Equity holders of the parent	1.0	(5.5)	23.5	(7.7)	7.1
Non-controlling interests(1)	23.2	21.2	26.3	26.0	22.5

(1)
Dividends paid to non-controlling interests amounted to $23.4 million and $21.2 million for the nine months ended September 30, 2017 and 2016, respectively, and $27.4 million, $28.7 million and $21.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

	As of September 30, 2017	As of December 31,
		2016	2015
	(unaudited)
	(in millions of USD)
Combined Statement of Financial Position Data:
Non-current assets	1,147.3	1,134.0	1,125.1
Current assets	458.4	409.0	371.4
Total assets	1,605.7	1,543.0	1,496.5
Non-current liabilities	602.1	548.1	593.5
Current liabilities	387.6	264.5	215.1
Total liabilities	989.7	812.6	808.6
Net assets	616.0	730.4	687.9

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial statements are based on our historical combined financial statements for the nine months ended September 30, 2017 and for the year ended December 31, 2016, adjusted to give effect to (i) the Reorganization Transactions, (ii) new franchise agreements with Dufry, (iii) interest expense from a CAD$65.0 million loan from Dufry Group and (iv) the payment of transaction costs associated with this offering, which are described elsewhere in this prospectus, as if they had occurred at January 1, 2016, in the case of income statement data, and at September 30, 2017, in the case of statement of financial position data. For additional information, see ‘‘— Notes to Unaudited Pro Forma Condensed Combined Financial Statements.’’
You should read the following pro forma financial data together with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes appearing elsewhere in this prospectus.
The unaudited pro forma condensed combined financial statements do not necessarily reflect what Hudson Group’s financial condition or results of operations would have been had the Reorganization Transactions occurred on the dates indicated. They also may not be useful in predicting the future financial condition or results of operations of Hudson Group. ‘‘Hudson Group’’ does not refer to an individual legal entity, but instead refers to all entities and operations directly or indirectly owned by Dufry AG that carry on Dufry AG’s duty-free and duty-paid travel retail operations in the continental United States and Canada, and which will be transferred to Hudson Ltd. in connection with this offering.
The actual financial condition and results of operations may differ significantly from the pro forma financial data reflected herein due to a variety of factors. The unaudited pro forma financial data below is based upon available information and assumptions that we believe are reasonable, that reflect the expected impacts of events that are directly attributable to the Reorganization Transactions, that are factually supportable and, in connection with earnings information, that are expected to have a continuing impact on us.
Unaudited Pro Forma Condensed Combined Statement of Financial Position
At September 30, 2017
(in millions of USD)
	Hudson Group Historical	Pro Forma Adjustments	Notes	Hudson Group Pro Forma
Property, plant and equipment	265.1	—		265.1
Intangible assets	693.7	—		693.7
Other non-current assets	188.5	(13.5)	1	175.0
Inventories	180.8	—		180.8
Trade receivables	3.9	—		3.9
Other current assets	53.2	(1.1)	4	52.1
Cash and cash equivalents	220.5	(6.0)	4	214.5
Total assets	1,605.7	(20.6)		1,585.1
		25.1	1
		(7.1)	4
Shareholders' equity	535.8	18.0		553.8
Non-controlling interests	80.2	—		80.2
Deferred tax liabilities	74.7	—		74.7
Trade payables	100.4	—		100.4
Financial debt	596.1	—		596.1
Other liabilities	218.5	(38.6)	1	179.9
Total liabilities and shareholders’ equity	1,605.7	(20.6)		1,585.1

Unaudited Pro Forma Condensed Combined Income Statement
for the nine months ended September 30, 2017
(in millions of USD, except per share information)
	Hudson Group Historical	Pro Forma Adjustments	Notes	Hudson Group Pro Forma
Turnover	1,352.1	—		1,352.1
Cost of sales	(511.4)	—		(511.4)
Selling and general expenses	(708.7)	27.2	2	(681.5)
Depreciation, amortization and impairment	(79.3)	—		(79.3)
Operating profit	52.7	27.2		79.9
Financial expenses, net	(20.5)	(1.1)	3	(21.6)
Earnings before taxes (EBT)	32.2	26.1		58.3
		(10.6)	2	(10.6)
		0.4	3	0.4
Income tax	(8.0)	(10.2)		(18.2)
Net earnings	24.2	15.9		40.1
NET EARNINGS ATTRIBUTABLE TO:
Equity holders of the parent	1.0	15.9		16.9
Non-controlling interests	23.2	—		23.2
Basic and diluted earnings per share
Weighted average shares (in millions)	—
Unaudited Pro Forma Condensed Combined Income Statement
for the year ended December 30, 2016
(in millions of USD, except per share information)
	Hudson Group Historical	Pro Forma Adjustments	Notes	Hudson Group Pro Forma
Turnover	1,687.2	—		1,687.2
Cost of sales	(645.3)	—		(645.3)
Selling and general expenses	(895.0)	36.5	2	(858.5)
Depreciation, amortization and impairment	(103.7)	—		(103.7)
Operating profit	43.2	36.5		79.7
Financial expenses, net	(27.7)	(1.9)	3	(29.6)
Earnings before taxes (EBT)	15.5	34.6		50.1
		(14.3)	2	(14.3)
		0.7	3	0.7
Income tax	34.3	(13.6)		20.7
Net earnings	49.8	21.0		70.8
NET EARNINGS ATTRIBUTABLE TO:
Equity holders of the parent	23.5	21.0		44.5
Non-controlling interests	26.3	—		26.3
Basic and diluted earnings per share
Weighted average shares (in millions)	—

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1.
Disposal of Dufry America Inc.

In connection with the Reorganization Transactions to be effected prior to completion of this offering, Dufry Americas Holding Inc. (‘‘DAH’’), an entity that is included in the scope of Hudson Group’s combined financial statements, will dispose of its ownership interest in Dufry America Inc. (‘‘DAI’’) as part of an internal reorganization through its sale to another entity within Dufry Group for net consideration of $38.6 million. As DAI does not carry on Dufry’s duty-free and duty-paid travel retail operations in the continental United States or Canada, it does not constitute part of Hudson Group and it will not be a subsidiary of Hudson Ltd., and it is therefore not included in the combined financial statements of Hudson Group presented elsewhere in this prospectus. Despite being excluded from the combined financial statements of Hudson Group, the internal reorganization through the sale of DAI to another entity within Dufry Group will impact the financial position of Hudson Group. Consequently, the impact from this sale has been included in the pro forma statement of financial position as follows:
•
The net consideration will not be received in cash, but instead will be offset against existing liabilities that DAH owes Dufry Group, resulting in a $38.6 million reduction in ‘‘other liabilities.’’

•
The taxable income that Hudson Group generates as a result of this sale will be offset against previously incurred net operating losses, resulting in a $13.5 million reduction of deferred tax assets, which are recorded as ‘‘non-current assets.’’ There will be no reduction to ‘‘cash and cash equivalents’’ as a result of the increase in taxable income.

•
As a result of the foregoing, Hudson Group will record an increase in ‘‘shareholders’ equity’’ of $25.1 million.

2.
Franchise Fees

Entities within the scope of Hudson Group’s combined financial statements have historically been charged, by other subsidiaries of Dufry, franchise fees to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, as well as for ancillary franchise services, including centralized support services such as treasury, audit and similar services. Prior to completion of this offering, Hudson Group will enter into new agreements with Dufry, including a seven-year royalty-free license agreement for the use of the Hudson brand and trademarks within the continental United States, Hawaii and Canada, pursuant to which the franchise fees charged to entities within the scope of Hudson Group’s combined financial statements will be reduced. The new agreements will maintain the existing revenue-based fee structure with respect to Hudson’s duty-free sales, and will provide for a reduced franchise fee of 0.35% with respect to Hudson’s duty-paid sales. Had these agreements been in effect as of January 1, 2016, there would have been a net reduction of franchise fee expenses of  $36.5 million for year ended December 31, 2016 and of  $27.2 million for the nine months ended September 30, 2017. The new franchise fees have been reflected in the pro forma income statements under “selling and general expenses” and “income tax.”
3.
Interest on Canada Financing

On August 1, 2017, Nuance Group (Canada) Inc. obtained a CAD$195.0 million loan from Dufry Group in connection with an internal reorganization, pursuant to which Nuance Group (Canada) Inc. acquired, from another entity within Dufry Group, all of the shares of WDFG Vancouver LP. Both WDFG Vancouver LP and Nuance Group (Canada) Inc. are included in the combined financial statements of Hudson Group from the date of Dufry Group’s acquisition of World Duty Free and Nuance in August 2015 and September 2014, respectively, as they will become subsidiaries of Hudson Ltd. after completion of the Reorganization Transactions in connection with this offering.
The loan from Dufry Group consisted of a non-interest bearing portion in the amount of CAD$130.0 million (of which CAD$85.0 million was outstanding as of September 30, 2017), which is cancelable at any time by Dufry Group, and a 3.8900% interest-bearing portion in the amount of CAD$65.0 million. Accordingly, the outstanding amounts of each portion of the loan are reflected in Hudson Group’s combined financial statements as of September 30, 2017. Had the loan been obtained on January 1, 2016, the interest bearing portion would have generated additional interest expense of  $1.9 million for the year ended December 31, 2016 and $1.1 million for the nine months ended September 30, 2017. This additional interest expense would have qualified as a tax-deductible expense, reducing the amount of income tax in each period, which has been reflected in the pro forma income statements under ‘‘financial expenses, net’’ and ‘‘income tax.’’
4.
IPO Transaction Costs

We estimate that entities within the scope of Hudson Group’s combined financial statements will incur approximately $7.1 million of transaction costs in connection with this offering, which will be reflected as a reduction to “shareholders’ equity.” This does not include those initial public offering transaction costs, such as underwriters’ commissions and fees, that will be borne directly by Dufry. As of September 30, 2017, entities within the scope of Hudson Group’s combined financial statements had accrued $1.1 million of transaction costs presented as “other current assets.” For the purpose of the pro forma financial data, the accrued transaction costs have been reflected as a reduction to “shareholders’ equity” of  $7.1 million, accordingly reducing “other current assets” by $1.1 million. The remaining estimated transaction costs related with this offering of  $6.0 million have been recognized in “shareholders’ equity” as well, reducing “cash and cash equivalents” by the same amount.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations is based on and should be read in conjunction with the combined financial statements and the related notes included elsewhere in this prospectus for each of the years ended December 31, 2016, 2015 and 2014, and for each of the nine months ended September 30, 2017 and 2016. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied herein. For a discussion of some of those risks and uncertainties, see the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Many of the amounts and percentages in this discussion and analysis have been rounded for convenience of presentation.
Overview
Hudson Group, anchored by our iconic Hudson brand, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City. Today we operate in airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world, including the Empire State Building, Space Center Houston, and United Nations Headquarters. The Company is guided by a core purpose: to be “The Traveler’s Best Friend.” We aim to achieve this purpose by serving the needs and catering to the ever-evolving preferences of travelers through our product offerings and store concepts. Through our commitment to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.
As of September 30, 2017, we had a diversified portfolio of over 200 concession agreements, through which we operated 989 stores across 88 different transportation terminals and destinations, including concessions in 24 of the 25 largest airports in the continental United States and Canada. We have over one million square feet of commercial space and conduct close to 120 million transactions annually. Since 2008, we have been a wholly-owned subsidiary of Dufry, a leading global travel retailer operating close to 2,200 stores in 64 countries on six continents, and benefit from Dufry’s expertise and scale in the travel retail market.
Principal Factors Affecting Our Results of Operations
General
Our business is impacted by fluctuations in economic activity primarily in the continental United States and Canada and, to a lesser extent, economic activity outside these areas. Our turnover is generated by travel-related retail and food and beverage sales and income from advertising activities. Apart from the cost of sales, our operating expense structure consists of selling expenses (including our concession fees and rents), personnel expenses, general expenses and other expenses associated with our retail operations.
Turnover
Our turnover growth has been primarily driven by the combination of organic growth and acquisitions.
Organic Growth
Organic growth represents the combination of growth in aggregate monthly sales from (i) like-for-like growth and (ii) net new stores and expansions.
Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) acquired wind-down stores, consisting of eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind-down.

Net new stores and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new stores and expansions excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) acquired wind-down stores.
Net sales generated by acquired wind-down stores for the nine-month period ended September 30, 2017 and 2016 was $4.4 million and $33.5 million, respectively and $36.7 million, $34.1 million and $7.0 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Organic growth averaged 9.5% on a year-over-year basis for the years ended December 31, 2010 through December 31, 2016, ranging from 1.9% to 16.1% per year. Over the same period, like-for-like growth averaged 3.9% on a year-over-year basis, ranging from 1.4% to 7.4% per year, and, on a constant currency basis, like-for-like growth averaged 4.1% on a year-over-year basis, ranging from 1.5% to 7.7% per year.
Like-for-like growth is influenced by:
•
Passenger Flows: The number of passengers passing through the concessions where we operate is the principal factor influencing sales. Between 2010 and 2016, total passenger traffic in North America grew at a compound annual growth rate of 3%. Annual North American passenger volumes were greater than 1.8 billion for the year ended December 31, 2016, and ACI projects that annual North American passenger volumes will grow at a 3% compound annual growth rate between 2017 and 2025, surpassing 2.0 billion by 2019.

•
Product Pricing: Our concession agreements typically allow a maximum mark-up above prices at certain comparable Main Street stores to offset the additional cost of operating within the airport environment, and some of our duty-free concession agreements benchmark our prices against those in duty-free stores in other airports. In order to drive our organic growth, our pricing strategy reflects positioning and continuous monitoring of prices, including the pricing policies of our suppliers, and targeted marketing of specific products in certain concessions.

•
Net Sales Productivity: Productivity may be improved through increased penetration (i.e., the number of travelers who actually buy products compared to total travelers the concession is exposed to) and average spend per customer. In the past, we have sought to influence both measures to improve net sales, through infrastructure changes, such as improving the layout, location and accessibility of our shops, and marketing and promotional activities, such as signposting inside and outside the stores and special offers, product variety, active selling by our sales staff and improved customer service.

We also present like-for-like growth on a constant currency basis by keeping exchange rates constant for each relevant month of the prior period to account for fluctuations in foreign exchange rates during such respective periods.
Net new stores and expansions growth is impacted by the modification of store retail concepts and the addition of new stores to our portfolio by negotiating expansions into additional retail space with our landlords to replace other travel industry retailers at existing concessions as their contracts expire and by expanding into newly created retail space. In addition, net new stores and expansions growth is also impacted by concession agreements that expire and which we are unable to renew. From September 30, 2017 to December 31, 2018, concessions representing approximately 14% of our net sales for the twelve months ended September 30, 2017 are scheduled to expire. We also expand into new markets and regularly submit proposals and respond to requests for proposals or directly negotiate with potential landlords for new concessions.
Acquisitions
Due to the fragmentation of the travel retail industry, acquisitions have been an important source of growth. We have played a leading role in consolidation of the travel retail industry in the continental United States and Canada. In 2014, Dufry acquired Nuance. The operations of Nuance in the continental United States and Canada have been included in our financial statements from September 2014. Similarly, in 2015,

Dufry acquired World Duty Free Group and the operations of World Duty Free Group in the continental United States and Canada have been included in our financial statements from August 2015. We acquired 28 stores as part of the acquisition of Nuance (eight of which management expected, at the time of the acquisition, to wind-down) and 248 stores as part of the acquisition of World Duty Free Group (46 of which management expected, at the time of the acquisition, to wind-down). Acquisition growth represents growth in aggregate monthly net sales attributable to acquired stores that management did not expect, at the time of the applicable acquisition, to wind-down.
Advertising Income
Our significant presence in the continental United States and Canada and our large number of concessions allow us to offer attractive promotional opportunities for our suppliers, from which we generate advertising income that positively affects our gross margin.
Quarterly Trends and Seasonality
Our sales are also affected by seasonal factors. The third quarter of each calendar year, which is when passenger numbers are typically higher, has historically represented the largest percentage of our turnover for the year, and the first quarter has historically represented the smallest percentage, as passenger numbers are typically lower. We increase our working capital prior to peak sales periods, so as to carry higher levels of merchandise and add temporary personnel to the sales team to meet the expected higher demand.
The following table sets forth certain data for each of the seven fiscal quarters from January 1, 2016 through September 30, 2017. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus.
	For the three months ended,
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	(unaudited)
	(in millions of USD)
Net sales	485.6	454.2	381.0	405.1	456.3	426.8	361.9
Net sales growth	6.4%	6.4%	5.3%	6.9%	14.2%	34.0%	32.7%
Like-for-like growth(1)	3.7%	4.3%	6.1%	6.5%	6.3%	2.1%	(0.8)%
Organic growth(2)	8.3%	9.1%	8.5%	10.1%	6.5%	3.3%	(0.3)%
Operating profit	40.9	16.9	(5.1)	5.1	25.2	16.4	(3.5)
(1)
Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth during the applicable period excludes growth attributable to (i) net new stores and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “— Turnover.”

(2)
Organic growth represents the combination of growth from (i) like-for-like growth and (ii) net new stores and expansions. Organic growth excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) eight stores acquired in the 2014 acquisition of Nuance and 46 stores acquired in the 2015 acquisition of World Duty Free Group that management expected, at the time of the applicable acquisition, to wind down. For more information see “— Turnover.”

Cost of Sales and Gross Margin
Our cost of sales is a function of the prices we pay for certain merchandise and is positively influenced by our strategy of negotiating with our suppliers on a centralized basis at Dufry and Hudson. Moreover, as a member of the Dufry Group, we purchase certain products from Dufry for our duty-free stores and benefit from the economies of scale and enhanced purchasing power provided by Dufry.

Our pricing and product mix policy at any given store also affects the gross margin at such store.
Operating Expense Structure
Our principal operating expenses are selling expenses (including a franchise fee payable to subsidiaries of Dufry), personnel expenses, general expenses and other periodic expenses associated with our operations.
Selling Expenses
Concession fees and rents represent the substantial majority of our selling expenses. In return for having the right to operate our concession, we pay rent to the airport authorities or other landlords that is typically determined on a variable basis by reference to factors such as gross or net sales or the number of travelers using the airport or other location, which we record as concession fees and rents under selling expenses. Where rent is based on our sales, concession agreements generally also provide for a minimum annual guaranteed payment, or MAG, that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. Where the minimum payment is adjusted based on prior year total rents, it usually represents between 80 – 90% of prior year total concession expense. As a result, our profitability may be adversely affected if sales decrease at concessions where the MAG is higher than the variable concession fee. A limited number of our concession agreements contain fixed rents. We have periodically been required to make MAG payments to our landlords at certain of our locations. While the majority of our MAG payments are not material to our overall business, occasionally decreases in net sales result in a higher MAG to net sales ratio, which has impacted our net earnings. For example, at one of our concession locations, our MAG to net sales ratio increased for the years ended December 31, 2016 and 2015 due to a 11.4 % and 11.9% decrease, respectively, in our net sales at that location. This decrease in net sales coupled with the fixed MAG payments had a material impact on our net earnings for those years. No other MAG payment at any other location has had a material impact for the years ended December 31, 2016 or 2015. We cannot guarantee that any future MAG payments will not be materially adverse to our results of operations. See also “Risk Factors — Our profitability depends on the number of airline passengers in the terminals in which we have concessions.” Changes by airport authorities or airlines that lower the number of airline passengers in any of these terminals could affect our business, financial condition and results of operations.
Selling expenses also include credit card commissions and packaging materials and other expenses. Credit card commissions are typically calculated as a percentage of credit card sales.
Selling expenses are presented net of selling income. Selling income includes concession and rental income and commercial services and other selling income. At certain of our concessions, we sublease a portion of our retail space, and we receive concession and rental income from subtenants, which we record as concession and rental income.
Selling expenses also include our general and administrative expenses, such as repairs and maintenance, office and warehouse rent and general administration and marketing. These expenses are not impacted in the short term by variations in sales. We have, in the past, implemented a number of measures to control and reduce our costs in an economic downturn.
Personnel Expenses
Our personnel expenses, which represent a significant expense, include wages, benefits and cash bonuses located at our airport concession locations. We expect personnel expense to grow proportionately with net sales. Factors that influence personnel expense include the terms of collective bargaining agreements, local minimum wage laws, the frequency and severity of workers’ compensation claims and health care costs. Personnel expenses are comprised of fixed and variable components, such as bonuses, which are based on the performance of the business and/or personal goals.
In connection with this offering, we will adopt an Equity Incentive Award Plan (the “Equity Plan”). We do not expect to grant any awards pursuant to the Equity Plan in 2017. See “Management — Potential Changes to our Remuneration Structure Contingent Upon the Consummation of this Offering — New Equity Incentive Award Plan.”

General Expenses
We have historically been charged by subsidiaries of Dufry franchise fees to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, as well as for ancillary franchise services, including centralized support services such as treasury, audit and similar services. This amounted to $39.0 million, $50.1 million and $44.2 million for the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, respectively. In connection with this offering, we will enter into new agreements with Dufry pursuant to which the franchise fees we are charged will be reduced. See “Certain Relationships and Related Party Transactions — Transactions with Dufry — New Agreements with Dufry — Franchise Agreements.” If these agreements had been in place on January 1, 2016, we would have been charged the lower amounts of  $11.8 million instead of  $39.0 million and $13.6 million instead of  $50.1 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, which would have resulted in higher earnings before taxes in each period.
Furthermore, as we transition to becoming a public company, we anticipate our general and administrative expenses will increase as we hire more personnel and engage outside consultants.
Depreciation, Amortization and Impairment
Our leases and concessions generally require us to invest in our premises to build, renovate or remodel them, often before we commence business. These capital expenditures are generally capitalized as property, plant and equipment (“PPE”) on our balance sheet. See “Liquidity and Capital Resources — Capital Expenditures.” We depreciate PPE using the straight-line method over the useful life of the assets, for example, five years for furniture and up to ten years for leasehold improvements, but in any case not longer than the remaining life of the concession term related to the location where the PPE is used.
Our principal intangible assets are concession rights, all of which have definite life spans. Intangible assets with a finite lifespan are amortized over their economic useful life and are tested for impairment whenever there is an indication that the book value of the intangible asset may not be recoverable. Goodwill is tested for impairment annually.
Interest Expense
Interest expense primarily consists of expenses related to borrowings from Dufry. As of September 30, 2017, we had $527.4 million in long-term financial debt outstanding (excluding current portion), with a weighted-average interest rate of 5.7%. Interest expense amounted to $22.7 million and $29.8 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. In connection with the Reorganization Transactions, on August 1, 2017, one of our affiliates entered into a CAD $195.0 million loan agreement with another affiliate of Dufry, of which CAD$150.0 million remains outstanding. See “— Liquidity and Capital Resources — Indebtedness.” If this loan agreement had been in place on January 1, 2016, we would have had $527.4 million in long-term financial debt outstanding with a weighted average interest rate of 5.8% as of December 31, 2016. Interest expense would have increased by $1.9 million and $1.1 million for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.
Income Tax
Income tax expenses are based on our taxable results of operations after financial result and non-controlling interests. Tax losses carried from one tax period to the next may also influence our deferred tax expenses.
As of December 31, 2016, we had deferred tax assets of  $57.5 million in relation to net operating loss carryforwards, which begin to expire in 2028. Utilization of our U.S. net operating loss carryforwards is subject to annual limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of some portion of the net operating tax losses and the implied tax credit before their utilization.
Non-Controlling Interests
Airport authorities in the United States frequently require us to partner with an ACDBE. We also may partner with other third parties to win and maintain new business opportunities. Consequently, our business model contemplates the involvement of local partners. The net earnings from these operating subsidiaries attributed to us reflect the applicable ownership structure, and as a result net earnings attributable to non-controlling interests excludes expenses payable by us which are not attributable to our operating partners, such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.
Results of Operations
Comparison of the nine months ended September 30, 2017 and 2016
The following table summarizes changes in financial performance for the nine months ended September 30, 2017, compared to the nine months ended September 30, 2016:
	For the nine months ended September 30,
	2017	2016	Percentage change
	(unaudited)
	(in millions of USD)		(%)
Turnover	1,352.1	1,272.1	6.3
Cost of sales	(511.4)	(489.5)	4.5
Gross profit	840.7	782.6	7.4
Selling expenses	(315.4)	(298.2)	5.8
Personnel expenses	(275.7)	(251.9)	9.4
General expenses	(118.2)	(114.2)	3.5
Share of result of associates	(0.3)	—	—
Depreciation, amortization and impairment	(79.3)	(72.5)	9.4
Other operational result	0.9	(7.7)	—
Operating profit	52.7	38.1	38.3
Interest expenses	(22.7)	(22.3)	(1.8)
Interest income	1.4	1.7	(17.6)
Foreign exchange gain/(loss)	0.8	(0.1)	—
Earnings before taxes (EBT)	32.2	17.4	85.1
Income tax	(8.0)	(1.7)	370.6
Net earnings	24.2	15.7	54.1
Equity holders of the parent	1.0	(5.5)	—
Non-controlling interests(1)	23.2	21.2	9.4

(1)
Net earnings to non-controlling interests excludes expenses payable by us which are not attributable to non-controlling interests (which primarily consists of our operating partners), such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

Turnover
Turnover increased by 6.3% to $1,352.1 million for the nine months ended September 30, 2017 compared to $1,272.1 million in 2016. Net sales represented 97.7% of turnover for the 2017 period, with advertising income representing the remainder. Net sales increased by $75.8 million, or 6.1%, to $1,320.8 million.
Organic growth was 8.7% for the nine-month period ended September 30, 2017 and contributed $104.9 million of the increase in net sales. Like-for-like growth was 4.6% and contributed $51.7 million of the increase in net sales. On a constant currency basis, like-for-like growth was 4.3%. The increase in like-for-like growth was primarily the result of increases in average sales per transaction, with the remainder attributable to an increase in the overall number of transactions. Net new stores and expansions growth contributed $53.2 million of the increase in net sales, primarily as a result of opening new stores. This growth was partially offset by a decrease of  $29.1 million in net sales of acquired wind-down stores.

Gross Profit
Gross profit reached $840.7 million for the nine months ended September 30, 2017 from $782.6 million for the prior year. Our gross profit margin increased to 62.2% for 2017 compared to 61.5% for the same period in 2016, primarily due to sales mix shift from lower margin categories to higher margin categories, and gross margin synergies related to our implementation in 2016 of the Hudson supply chain at the acquired World Duty Free stores, most of which are duty-paid stores. Our gross profit margin for our duty-paid sales was only slightly higher than the gross profit margin for duty-free sales during these periods which modestly impacted our gross profit margin for the nine months ended September 30, 2017, as both margins increased slightly and duty-paid sales and duty-free sales represented 76% and 24% of our net sales, respectively, for the same period.
Selling Expenses
Selling expenses reached $315.4 million for nine months ended September 30, 2017, compared to $298.2 million for 2016. Concession and other periodic fees paid to airport authorities and other travel facility landlords in connection with our retail operations made up 92.1% of the selling expenses for the nine months ended September 30, 2017. Selling expenses amounted to 23.3% of turnover for the nine months ended September 30, 2017, compared to 23.4% for the prior year. Our selling expenses as a percentage of turnover were lower for the nine months ended September 30, 2017 due to a $0.7 million reversal of provision related to the acquisition of Nuance. In addition, we consolidated our credit card processors which contributed to lower credit card commission costs as a percentage of net sales. For the nine months ended September 30, 2017, concession and rental income amounted to $8.9 million compared to $9.1 million for 2016.
Personnel Expenses
Personnel expenses increased to $275.7 million for the nine months ended September 30, 2017 from $251.9 million in 2016. As a percentage of turnover, personnel expenses increased to 20.4% for 2017 compared to 19.8% for 2016. The increase in personnel expenses in absolute terms was primarily attributable to opening of new locations and the increase as a percentage of turnover was primarily due to medical benefits and wage increases for hourly paid employees.
General Expenses
General expenses increased to $118.2 million for the nine months ended September 30, 2017 compared to $114.2 million in the prior year. As a percentage of turnover, general expenses decreased to 8.7% in 2017 from 9.0% in 2016. Our general expenses as a percentage of turnover were lower for the nine months ended September 30, 2017 mainly due to lower franchise fees due to an affiliate of Dufry following the integration of the acquired World Duty Free Group into the Dufry franchise fee structure.
Depreciation, Amortization and Impairment
Depreciation, amortization and impairment increased to $79.3 million for the nine months ended September 30, 2017 compared to $72.5 million for 2016. Depreciation reached $46.7 million for the period, compared to $41.2 million for the nine months ended September 30, 2016. Amortization increased to $32.5 million for the period ended September 30, 2017 compared to $31.3 million for the prior period. There were no impairments for the nine month periods ended September 30, 2017 or 2016. The higher depreciation charge in 2017 was primarily due to higher than historical average capital investments in 2016 relating to renovating existing locations, opening new locations and expansions to our offices in New Jersey.
Other Operational Result
Other operational result increased to a benefit of  $0.9 million for the nine months ended September 30, 2017 compared to an expense of  $7.7 million in the same period in 2016. These expenses primarily related to $3.2 million of audit and consulting costs related to preparatory work in connection with this offering and $3.0 million of restructuring costs associated with the World Duty Free Group acquisition, and were offset by a $9.9 million benefit due to forgiveness of certain intercompany payables due to Dufry.

Interest expenses
Interest expenses increased slightly to $22.7 million for the nine months ended September 30, 2017 compared to $22.3 million for 2016.
Income Tax Benefit/Expense
Income taxes for the nine months ended September 30, 2017 amounted to an expense of  $8.0 million compared to an expense of  $1.7 million for 2016. The effective tax rate increased from 9.6% for the nine months ended September 30, 2016 to 24.9% for the nine months ended September 30, 2017 due to (i) a $2.3 million valuation allowance created with respect to tax assets consisting of expiring NOLs, (ii) a $1.0 million increase in income taxes related to increased share-based payments for the period and (iii) the incurrence of additional expenses that do not qualify as tax-deductible expenses.
Comparison of the years ended December 31, 2016 and 2015
The following table summarizes changes in financial performance for the year ended December 31, 2016, compared to the year ended December 31, 2015:
	For the year ended December 31,
	2016	2015	Percentage change
	(in millions of USD)		(%)
Turnover	1,687.2	1,403.0	20.3
Cost of sales	(645.3)	(534.1)	20.8
Gross profit	1,041.9	868.9	19.9
Selling expenses	(395.7)	(325.7)	21.5
Personnel expenses	(337.4)	(279.5)	20.7
General expenses	(151.9)	(130.9)	16.0
Share of result of associates	(0.7)	1.7	(141.2)
Depreciation, amortization and impairment	(103.7)	(86.7)	19.6
Other operational result	(9.3)	(1.7)	447.1
Operating Profit	43.2	46.1	(6.3)
Interest expenses	(29.8)	(25.4)	17.3
Interest income	2.1	1.6	31.3
Foreign exchange gain/(loss)	0.0	(0.2)	(100)
Earnings before taxes (EBT)	15.5	22.1	(29.9)
Income tax	34.3	(3.8)	(1,002.6)
Net earnings	49.8	18.3	172.1
Equity holders of the parent	23.5	(7.7)	(405.2)
Non-controlling interests(1)	26.3	26.0	1.2

(1)
Net earnings to non-controlling interests excludes expenses payable by us which are not attributable to non-controlling interests (which primarily consist of our operating partners), such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

Turnover
Turnover increased by 20.3% to $1,687.2 million for the year ended December 31, 2016 compared to $1,403.0 million in 2015.
Net sales represented 97.8% of turnover for the year ended December 31, 2016, with advertising income representing the remainder. Net sales increased by $280.5 million, or 20.5%, to $1,650.1 million.

Acquisition growth contributed $206.4 million of the increase in net sales, primarily due to 12 months of World Duty Free Group being included in our results in 2016, as compared to five such months in 2015 (resulting in seven months being attributable to acquisition growth in 2016). We added 248 stores as a result of this acquisition, 46 of which were acquired wind-down stores, and this contributed in part to the growth in our net sales of food and beverage and perfumes and cosmetics of 21.9% and 29.6%, respectively, for the year ended December 31, 2016 compared to the prior year.
Organic growth was 5.4% for the year ended December 31, 2016 and contributed $71.5 million of the increase in net sales. Like-for-like growth was 3.9% and contributed $49.3 million of the increase in net sales. On a constant currency basis, like-for-like growth was 4.3%. Like-for-like sales grew primarily as a result of increases in average sales per transaction, with the remainder attributable to an increase in the overall number of transactions. Net new stores and expansions contributed $22.2 million of the increase in net sales, primarily as a result of new stores, expansions and renovations. Acquired wind-down stores, contributed $2.6 million of the increase in net sales.
Gross Profit
Gross profit increased to $1,041.9 million in the year ended December 31, 2016 from $868.9 million in the prior year. The 19.9% increase in gross profit was primarily driven by the acquisition of World Duty Free Group.
Our gross profit margin decreased slightly to 61.8% for 2016 compared to 61.9% for 2015. The decrease was principally a result of the World Duty Free Group acquisition, as World Duty Free Group had a lower gross profit margin than Hudson Group, which fully offset the increase in gross profit margin of Hudson Group on a stand-alone basis.
Selling Expenses
Selling expenses reached $395.7 million for the year ended December 31, 2016, compared to $325.7 million for 2015. Concession and other periodic fees paid to airport authorities and other landlords in connection with our retail operations made up 91.8% of the selling expenses for the year ended December 31, 2016. Selling expenses amounted to 23.5% of turnover for the year ended December 31, 2016, compared to 23.2% for the prior year. Our selling expenses were higher in the year ended December 31, 2016 due to the acquisition of World Duty Free Group in August 2015 and associated higher concession fees. For 2016, concession and rental income amounted to $11.9 million compared to $7.3 million for 2015.
Personnel Expenses
Personnel expenses increased to $337.4 million for the year ended December 31, 2016 from $279.5 million in 2015. As a percentage of turnover, personnel expenses increased slightly to 20.0% for 2016 compared to 19.9% for 2015. The increase in personnel expenses in absolute terms was primarily attributable to the acquisition of World Duty Free Group and the increase as a percentage of turnover was primarily due to wage increases for hourly paid employees.
General Expenses
General expenses increased to $151.9 million for the year ended December 31, 2016 compared to $130.9 million in the prior year primarily as a result of higher franchise fees based on sales and expenses on expanded office space. As a percentage of turnover, general expenses decreased to 9.0% for 2016 compared to 9.3% for 2015.
Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $103.7 million for the year ended December 31, 2016 compared to $86.7 million for 2015. Depreciation and impairment reached $61.4 million for the period (all of which was depreciation), compared to $51.1 million (of which $1.4 million was impairment) for the year ended December 31, 2015. Amortization increased to $42.3 million for the year ended December 31, 2016 compared to $35.6 million for the prior year. The higher depreciation charge was primarily due to higher than historical average capital investments in 2016 mainly relating to the opening of a greater-than-average number of high-end duty-free and specialty stores. The increase in amortization charge related to new intangible assets related to the acquisition of World Duty Free Group.
Other Operational Result
Other operational result increased for the year ended December 31, 2016 to an expense of  $9.3 million from an expense of  $1.7 million for 2015. The majority of these expenses related to restructuring costs associated with the World Duty Free Group acquisition.
Interest Expenses
Interest expenses increased to $29.8 million for the year ended December 31, 2016 compared to $25.4 million for 2015 due to a new $50.0 million loan from Dufry. This loan was used in part to refinance pre-existing indebtedness of World Duty Free Group.
Income Tax Benefit/Expense
Income taxes for the year ended December 31, 2016 amounted to a benefit of  $34.3 million compared to an expense of  $3.8 million for 2015. The tax benefit for 2016 was mainly due to a non-recurring reversal of an impairment of deferred tax assets related to the U.S. operations of World Duty Free Group. The reversal of the impairment was due to the tax and management integration of World Duty Free Group into the Hudson Group and the resulting reassessment of the prior deferred tax asset impairment.
Comparison of the years ended December 31, 2015 and 2014
The following table summarizes changes in financial performance for the year ended December 31, 2015, compared to the year ended December 31, 2014:
	For the year ended December 31,
	2015	2014	Percentage change
	(in millions of USD)		(%)
Turnover	1,403.0	1,118.7	25.4
Cost of sales	(534.1)	(424.6)	25.8
Gross profit	868.9	694.1	25.2
Selling expenses	(325.7)	(249.7)	30.4
Personnel expenses	(279.5)	(222.6)	25.6
General expenses	(130.9)	(106.2)	23.3
Share of result of associates	1.7	0.6	183.3
Depreciation, amortization and impairment	(86.7)	(59.6)	45.5
Other operational result	(1.7)	(1.5)	13.3
Operating profit	46.1	55.1	(16.3)
Interest expenses	(25.4)	(25.4)	0.0
Interest income	1.6	1.7	(5.9)
Foreign exchange gain/(loss)	(0.2)	(0.2)	0.0
Earnings before taxes (EBT)	22.1	31.2	(29.2)
Income tax	(3.8)	(1.6)	137.5
Net earnings	18.3	29.6	(38.2)
Equity holders of the parent	(7.7)	7.1	(208.5)
Non-controlling interests(1)	26.0	22.5	15.6

(1)
Net earnings to non-controlling interests excludes expenses payable by us which are not attributable to non-controlling interests (which primarily consist of our operating partners), such as franchise fees and interest expense payable to Dufry and its subsidiaries, income taxes and amortization on fair value step-ups from acquisitions.

Turnover
Turnover increased by 25.4% to $1,403.0 million for the year ended December 31, 2015 compared to $1,118.7 million in 2014. Net sales represented 97.6% of turnover for the year ended December 31, 2015, with advertising income representing the remainder. Net sales increased by $279.9 million, or 25.7% to $1,369.6 million.
Acquisition growth contributed $231.8 million of the increase in net sales, with $135.5 million due to the acquisition of World Duty Free Group in August 2015 and $96.3 million due to 12 months of Nuance being included in our results in 2015, as compared to four such months in 2014 (resulting in eight months being attributable to acquisition growth in 2015). We added 248 stores as a result of the World Duty Free Group acquisition and 28 stores as a result of the Nuance acquisition. These acquisitions contributed in part to the growth in our net sales of food and beverages, perfumes and cosmetics and wine and spirits of 21.1%, 36.2% and 52.3%, respectively, for the year ended December 31, 2015 compared to the prior year.
Organic growth was 1.9% for the year ended December 31, 2015 and contributed $20.9 million of the increase in net sales. Like-for-like growth was 3.0% and contributed $29.9 million of the increase in net sales. On a constant currency basis, like-for-like growth was 4.3%. Like-for-like sales grew primarily as a result of an increase in the overall number of transactions, with the remainder attributable to increases in average sales per transaction. Net new stores and expansions growth contributed a decrease of  $9.0 million in net sales, primarily a result of the loss of concessions at Newark Liberty Airport and Houston Hobby Airport which was partially offset by expansions in other locations. Acquired wind-down stores, contributed $27.1 million of the increase in net sales.
Gross Profit
Gross profit increased to $868.9 million for the year ended December 31, 2015 from $694.1 million for the prior year. The 25.2% increase in gross profit was primarily driven by the acquisitions of Nuance and World Duty Free Group.
Our gross profit margin decreased slightly to 61.9% for 2015 compared to 62.0% for 2014. The decrease was principally a result of the Nuance and World Duty Free Group acquisitions, as both Nuance and World Duty Free Group had lower gross profit margins than Hudson Group, which fully offset the increase in gross profit margin of Hudson Group on a stand-alone basis.
Selling Expenses
Selling expenses reached $325.7 million for the year ended December 31, 2015, compared to $249.7 million for 2014. Concession and other periodic fees paid to airport authorities and other travel facility landlords in connection with our retail operations made up 91.9% of the selling expenses for the year ended December 31, 2015. Selling expenses amounted to 23.2% of turnover for the year ended December 31, 2015, compared to 22.3% for the prior year. Our selling expenses as a percentage of turnover were higher in the year ended December 31, 2015 due to higher average concession fees attributable to the acquired World Duty Free and Nuance locations. For 2015, concession and rental income amounted to $7.3 million compared to $6.2 million for 2014.
Personnel Expenses
Personnel expenses increased to $279.5 million for the year ended December 31, 2015 from $222.6 million in 2014, primarily due to the acquisitions of Nuance and World Duty Free Group. As a percentage of turnover, personnel expenses remained stable at 19.9%. The increase in personnel expenses in absolute terms was primarily attributable to the acquisitions of Nuance and World Duty Free Group.

General Expenses
General expenses increased to $130.9 million for the year ended December 31, 2015 compared to $106.2 million in the prior year primarily as a result of World Duty Free Group acquisition. As a percentage of turnover, general expenses decreased to 9.3% for 2015 compared to 9.5% for 2014, primarily as a result of overall lower average franchise fees as a percentage of turnover paid to Dufry and its subsidiaries.
Depreciation, Amortization and Impairment
Depreciation, amortization and impairment increased to $86.7 million for the year ended December 31, 2015 compared to $59.6 million for 2014. Depreciation and impairment reached $51.1 million for the period (of which $1.4 million was impairment), compared to $39.9 million for the year ended December 31, 2014 (all of which was depreciation). Amortization increased to $35.6 million for the year ended December 31, 2015 compared to $19.7 million for the prior year. The higher depreciation charge was primarily due to the acquisition of World Duty Free Group and opening new locations. Amortization increased primarily due to the acquisitions of Nuance and World Duty Free Group.
Other Operational Result
Other operational result increased 13.3% for the year ended December 31, 2015 compared to 2014, to an expense of  $1.7 million from an expense $1.5 million, respectively. The majority of these expenses related to the acquisitions of Nuance and World Duty Free Group.
Interest Expenses
Interest expenses remained stable at $25.4 million for the year ended December 31, 2015.
Income Tax Benefit/Expense
Income taxes for the year ended December 31, 2015 amounted to an expense of  $3.8 million compared to an expense of  $1.6 million for 2014.
Liquidity and Capital Resources
Our primary funding sources historically have included cash from operations, and financial debt arrangements with Dufry. The balance outstanding on our long-term debt obligations with Dufry at September 30, 2017 and December 31, 2016 and 2015 was $527.4 million, $475.2 million and $483.1 million, respectively.
We believe existing cash balances, operating cash flows and our long-term financing arrangements with Dufry will provide us with adequate funds to support our current operating plan, make planned capital expenditures and fulfill our debt service requirements for the foreseeable future.
If our cash flows and capital resources are insufficient to fund our working capital, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We do not anticipate entering into additional third-party credit facilities for our working capital, and expect any future working capital requirements to be funded by Dufry. As a result, our financing arrangements and relationship with our controlling shareholder are material to our business. Nonetheless, when appropriate, we may borrow cash from third-party sources, and may also raise funds by issuing debt or equity securities, including to fund acquisitions.
Dufry Group Cash Pooling
For the efficient management of its short term cash and overdraft positions, Dufry, among other initiatives, operates various forms of notional cash pool arrangements. We have historically participated in Dufry’s notional cash pool with Bank Mendes Gans BV, a subsidiary of ING BV. At September 30, 2017 and December 31, 2016, we had deposits of  $85.1 million and $52.4 million, respectively, in our cash pool accounts. The cash pool arrangement is structured such that the assets and liabilities remain in the name of the corresponding participant, i.e. no physical cash concentration occurs for the day-to-day operations. We, along with other participants in the cash pool, have pledged the cash we have each placed in the cash pool to the bank managing the cash pool as collateral to support the aggregate obligations of cash pool participants.
Capital Expenditures
Capital expenditures are our primary investing activity, and we divide them into two main categories: tangible and intangible capital expenditures. Tangible capital expenditures consists of spending on the renovation and maintenance of existing stores and the fitting out of new stores. Intangible capital expenditures consists of investments in computer software and occasional upfront payments upon the granting of new concessions which are capitalized as intangible assets and amortized over the life of the concession unless otherwise impaired.
When contemplating investments in new concessions, we focus on profitable growth as its key investment criterion. In addition to fitting out new concessions, we expect to invest in renovation and maintenance of our existing stores, including undertaking some major refurbishment projects each year.
Our capital expenditures are presented for each of the periods below:
	For the nine months ended September 30, 2017	For the year ended December 31,
		2016	2015	2014
	(unaudited)
	(in millions of USD)
Tangible capital expenditures	55.5	92.4	55.0	52.4
Intangible capital expenditures	6.8	5.7	3.0	3.1
Total	62.3	98.1	58.0	55.5

Cash Flows
The following table summarizes the cash flow for each of the periods below:
	For the nine months ended September 30,		For the year ended December 31,
	2017	2016	2016	2015	2014 (restated)
	(unaudited)
	(in millions of USD)
Net cash flow from operating activities	182.3	172.0	169.8	105.4	144.2
Net cash flow used in investing activities	(70.8)	(64.5)	(92.4)	(15.0)	(46.8)
Net cash flow used in financing activities	(82.3)	(31.3)	(51.3)	(31.6)	(64.0)
Currency translation	3.7	0.8	1.1	(2.9)	0.4
Increase/(Decrease) in cash and cash equivalents	32.9	75.4	27.2	55.9	33.8
Cash at the beginning of period	187.6	160.4	160.4	104.5	70.7
Cash at the end of period	220.5	235.8	187.6	160.4	104.5
Cash Flows from Operating Activities
Net cash flows from operating activities were $182.3 million for the nine months ended September 30, 2017, an increase of  $10.3 million compared to the prior year period. The increase in net cash flows provided from operating activities mainly resulted from higher earnings before taxes. Net cash flows from operating activities were $169.8 million for the year ended December 31, 2016, an increase of  $64.4 million compared to the prior year period. This increase was primarily due to an increase in concession fees payable, trade and other payables to related parties, principally consisting of franchise fees. Net cash flows from operating activities were $105.4 million for the year ended December 31, 2015, a decrease of  $38.8 million compared to the prior year. This decrease was primarily due to a decrease in other payables to Dufry.
Cash Flows from Investment Activities
Net cash used in investing activities increased to $70.8 million for the nine months ended September 30, 2017, as compared to $64.5 million for the prior year period. The increase was primarily due to higher capital expenditures. Net cash used in investing activities increased to $92.4 million for the year ended December 31, 2016 as compared to $15.0 million for the prior year. The increase was due to higher capital expenditures for the year ended December 31, 2016 and proceeds from the sale of investments in associates, which consisted of Hudson’s interests in two entities, during the prior year period. Net cash used in investing activities decreased to $15.0 million for the year ended December 31, 2015 as compared to $46.8 million for the prior year. This decrease was primarily due to proceeds from the sale of investments in associates, which consisted of interests in two U.S. entities, during the year ended December 31, 2015.
Cash Flows from Financing Activities
Net cash used in financing activities increased by $51.0 million for the nine months ended September 30, 2017, to $82.3 million compared to cash flows used in financing activities of  $31.3 million in the prior year period. This increase in cash used was primarily due to repayment of financial debt to Dufry. Net cash used in financing activities reached $51.3 million for the year ended December 31, 2016, compared to $31.6 million from financing activities for the prior year period. This net outflow was primarily due to repayment of financial debt to Dufry and $28.7 million in dividends paid to non-controlling interests. Net cash used in financing activities decreased to $31.6 million for the year ended December 31, 2015, compared to $64.0 million used in financing activities for the prior year period. This change was primarily due to dividends paid to non-controlling interests and repayment of third-party loans.
Internal Control over Financial Reporting
We identified an error in our previously-issued combined financial statements which required a restatement of our statement of cash flows for the year ended December 31, 2014. The error was caused by a material weakness in our internal control related to accounting for the Nuance acquisition. We have begun taking measures and plan to continue to take measures to remediate this material weakness, including designing and implementing a new control over the review of assumptions made in business combinations, specifically the assumptions made that affect the determination and presentation of the statement of cash flows. See “Risk Factors — If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.”
Indebtedness
Existing Debt with Dufry
At September 30, 2017 and December 31, 2016 and 2015, we owed $527.4 million, $475.2 million and $483.1 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). We were charged $22.7 million, $29.1 million and $24.7 million in each of the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, respectively, in interest to Dufry. The weighted-average interest rate on our loans from Dufry for each of the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015 was 5.7%, 5.9% and 5.9%, respectively.
Our indebtedness owed to Dufry at September 30, 2017 consisted of 16 intercompany loans with affiliates of Dufry (the “intercompany loans”), which are all on substantially similar terms and substantially all of which are due on October 15, 2022. The following table summarizes certain information regarding the intercompany loans:

Loan	Interest Rate	Principal Amount Outstanding at September 30, 2017
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	$290,637.02
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	$600,000.00
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	$850,000.00
Loan Agreement between Dufry Finances SNC and Dufry Newark Inc.	5.9589%	$2,800,000.00
Loan Agreement between Dufry International and Dufry Houston DF & Retail Part.	2.7800%	$2,994,066.78
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$5,900,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$7,700,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$16,000,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$21,000,000.00
Loan Agreement between Dufry Finances SNC and Dufry North America LLC	5.9589%	$39,700,000.00
Loan Agreement between Dufry Finances SNC and WDFG North America LLC	5.9589%	$50,000,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$54,417,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$69,639,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.	5.9589%	$90,623,000.00
Loan Agreement between Dufry Finances SNC and Hudson Group Inc.(1)	5.9589%	$112,718,207.74
Loan Agreement between Dufry Financial Services B.V. and The Nuance Group (Canada) Inc.(2)
Interest-bearing portion(2)	3.8900%	CAD$65,000,000.00
Non-interest bearing portion(2)	—	CAD$85,000,000.00

(1)
This loan agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. All intercompany loans are on substantially the same terms, except as noted above.

(2)
In connection with the Reorganization Transactions, on August 1, 2017, one of our affiliates, The Nuance Group (Canada) Inc. (“Nuance Group Canada”), a member of the Hudson Group, entered into a CAD$195.0 million loan agreement with another affiliate of Dufry. The loan consists of a non-interest bearing portion for CAD$130.0 million and a 3.8900% portion for CAD$65.0 million. Nuance Group Canada repaid CAD$45.0 million of the non-interest bearing portion on August 1, 2017. The balance outstanding on the loan is CAD$150.0 million, of which CAD$65.0 million bears interest at 3.8900%.

Restrictions on Our Indebtedness
We are subject to certain of the covenants contained in Dufry’s 4.50% Senior Notes due 2023 (the “2023 Dufry Notes”) and 2.50% Senior Notes due 2024 (the “2024 Dufry Notes,” and together with the 2023 Dufry Notes, the “Dufry Notes”). We are not a guarantor under any of the Dufry Notes. However, if we or any of our subsidiaries guarantee any bank debt or public debt of Dufry in excess of  $50.0 million in the case of the 2023 Dufry Notes, or $75.0 million in the case of the 2024 Dufry Notes, then we or our subsidiaries will be required to guarantee such notes; provided however, that in the case of the 2024 Dufry Notes, we or our subsidiaries will only be required to guarantee such notes if, after giving effect to the guarantee of the bank debt or public debt, the aggregate principal amount of bank debt or public debt guaranteed by non-guarantor subsidiaries of Dufry exceeds EUR 500 million. In addition, the amount of debt that we may be able to incur from third parties is limited by the terms of the 2023 Dufry Notes. Subject to certain exceptions, we are also not permitted to grant liens on any of our assets, absent certain exceptions, unless we grant a lien to secure the repayment of the Dufry Notes.
We are also subject to certain of the covenants contained in Dufry’s existing credit facilities (the “Dufry Credit Facilities”). We are not a guarantor under any of the Dufry Credit Facilities. The amount of third-party debt that we may incur is limited by the terms of the Dufry Credit Facilities. We are not permitted to grant liens on our assets, absent certain exceptions. Under the Dufry Credit Facilities, there are also restrictions on our ability to provide certain guarantees to third parties. In addition, our ability to enter into certain acquisitions, investments, mergers and asset sales is limited by the terms of the Dufry Credit Facilities.
Uncommitted Letters of Credit Facilities
In addition to our debt-financing arrangements with Dufry, we have local credit facilities with each of Bank of America N.A. and Credit Agricole, which we use to obtain letters of credit. We use letters of credit to secure concession fee obligations pursuant to certain of our concession agreements. On October 30, 2014 we entered into a $45 million Amended and Restated Uncommitted Letter of Credit and Loan Facility Agreement with Bank of America N.A. (as amended, the “BofA Credit Facilities”). As of September 30, 2017, $41.8 million was outstanding (including letters of credit) and $3.2 million was available for borrowing under this facility. Direct advances under the BofA Credit Facilities bear interest at the U.S. prime rate. Letters of credit under the BofA Credit Facilities are subject to an annual fee of 0.75% of the amount borrowed. On October 3, 2013, we entered into a $30 million Uncommitted Line of Credit Agreement with Credit Agricole Corporate and Investment Bank (as amended, the “Credit Agricole Credit Facilities”). As of September 30, 2017, $27.2 million was outstanding (including letters of credit) and $2.8 million was available for borrowing under this facility. Under the Credit Agricole Credit Facilities, we are required to pay a fee at a rate not to exceed 0.75% of the amount borrowed. Lenders under the BofA Credit Facilities and the Credit Agricole Credit Facilities may in their discretion decline to fund our borrowing requests thereunder.
Contractual Obligations and Commitments
The following table presents our long-term debt obligations and operating and capital lease obligations as of December 31, 2016:
	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	Thereafter
	($ in millions)
Long-term debt obligations(1)	638.6	28.2	56.4	56.4	497.6
Operating and capital lease obligations(2)	1,809.7	268.9	474.1	416.9	649.8
Total	$2,448.3	$297.1	$530.5	$473.3	$1,147.4

(1)
Includes aggregate principal amounts of financial debt outstanding to Dufry at December 31, 2016, and interest payable thereon. On August 1, 2017, one of our affiliates entered into a loan agreement with an affiliate of Dufry AG for CAD$195.0 million of which CAD$150.0 million remains outstanding. See “— Indebtedness — Existing Debt with Dufry.”

(2)
Represents management estimates of future MAG payments under our concession agreements as of December 31, 2016, as well as storage, office and warehouse rents. For the fiscal years ended December 31, 2016, 2015 and 2014, we paid concession fees of  $375.3 million, $307.0 million and $237.8 million, respectively, of which $168.7 million, $137.0 million and $66.5 million, respectively, consisted of variable rent.

Notwithstanding the maturity date of the existing financial debt outstanding to Dufry, we intend to make repayments of  $9.5 million, $34.4 million and $64.7 million within the next year, one to three year period and four to five year period, respectively.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks associated with foreign exchange rates, interest rates, commodity prices and inflation. In accordance with our policies, we seek to manage our exposure to these various market-based risks.
Foreign Exchange Risk
We are exposed to foreign exchange risk through our Canadian operations. Our Canadian sales are denominated in Canadian dollars, while expenses relating to certain products we sell in Canada are denominated in U.S. dollars. We also make a limited amount of purchases from foreign sources, which subjects us to minimal foreign currency transaction risk. As a result, our exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the U.S. dollar. We are also exposed to foreign exchange fluctuations on the translation of our Canadian operating results into U.S. dollars for reporting purposes, which can affect the comparability quarter-over-quarter and year-over-year of our results. We generally benefit from natural hedging and therefore do not currently engage in material forward foreign exchange hedging.
Interest Rate Risk
We have a significant amount of interest-bearing liabilities related to our long term financing arrangements with Dufry, at a weighted average interest rate of 5.7% as of September 30, 2017. We do not have any material floating rate financial instruments and as such are not currently not exposed to significant interest rate risk.
Commodity Price Risk
Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of the food and beverages we sell. Cost increases may result from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation. Substantial increases in the cost of the food and beverages we sell could impact our operating results to the extent that such increases cannot be offset by price increases.
Impact of Inflation
Inflation has an impact on the cost of retail products, food and beverage, construction, utilities, labor and benefits and selling, general and administrative expenses, all of which can materially impact our operations. While we have been able to partially offset inflation by gradually increasing prices, coupled with more efficient practices, productivity improvements and greater economies of scale, we cannot assure you that we will be able to continue to do so in the future, and macroeconomic conditions could make price increases impractical or impact our sales. We cannot assure you that future cost increases can be offset by increased prices or that increased prices will be fully absorbed by our customers without any resulting change to their purchasing patterns.

Critical Accounting Estimates
The preparation of our financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities at the reporting date. The key assumptions concerning the future and other key sources of estimation include uncertainties at the reporting date, which include a risk of causing a material adjustment to the carrying amounts of assets or liabilities within the next financial periods. We discuss these estimates and assumptions below. Also, see Note 2.3 “Summary of Significant Accounting Policies” to our audited combined financial statements included elsewhere in this prospectus, which presents the significant accounting policies applicable to our financial statements.
Concession Rights
Concession rights identified in a business combination are measured at fair value as at the date of acquisition and amortized over the contract duration. Hudson assesses concession rights for impairment indications at least annually and whenever events or circumstances indicate that the carrying amount may not be recoverable.
Goodwill
Goodwill is subject to impairment testing each year. The recoverable amount of the cash generating unit is determined based on value-in-use calculations which require the use of assumptions, including those relating to pre- and post-tax discount rates and growth rates for net sales. The calculation uses cash flow projections based on financial forecasts approved by Hudson’s management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a steady growth rate that does not exceed the long-term average growth rate for the respective market and is consistent with forecasted passenger growth included in the travel related retail industry reports.
Taxes
Income tax expense represents the sum of the current income tax and deferred tax. Income tax positions not relating to items recognized in the income statement, are recognized in correlation to the underlying transaction either in other comprehensive income or equity. Hudson is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax assessment is uncertain. Hudson recognizes liabilities for tax audit issues based on estimates of whether additional taxes will be payable. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax or deferred tax provisions in the period in which such assessment is made.
Current Income Tax
Income tax receivables or payables are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted at the reporting date in the countries or states where Hudson operates and generates taxable income. Income tax relating to items recognized in other comprehensive income is recognized in the same statement.
Deferred Tax
Deferred tax is provided using the liability method on temporary differences between the tax basis of assets or liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except:
•
when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits or tax losses. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:
•
when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
in respect of deductible temporary differences associated with investments in subsidiaries, in which case deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the reporting date applicable for each respective company.
Recent Accounting Pronouncements
Effective for annual period beginning January 1, 2019, a new accounting standard, IFRS 16, replaces existing guidance and eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases, and introduces a single, on-balance sheet accounting model. While we currently treat operating leases, such as concession or rental agreements, as selling expenses, under IFRS 16 all leases will become on-balance sheet right-of-use assets with corresponding lease liabilities on the statement of financial position. As a result, we will be recording the fair value of the fixed or minimum payment commitments for concessions and rents owed until the end of the respective agreement as a lease obligation on the statement of financial position, while a corresponding right-of-use asset will be capitalized in the same amount as the lease liability. While the Company is closely reviewing the terms of each lease and concession agreement to assess the impact of IFRS 16, we currently expect that it will materially increase the assets and liabilities on our statement of financial position.
See Note 4 of our combined financial statements for a description of other recent account pronouncements.

Business
Our Company
Hudson Group, anchored by our iconic Hudson brand, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City. Today we operate in airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world, including the Empire State Building, Space Center Houston and United Nations Headquarters. The Company is guided by a core purpose: to be “The Traveler’s Best Friend.” We aim to achieve this purpose by serving the needs and catering to the ever-evolving preferences of travelers through our product offerings and store concepts. Through our commitment to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.
As of September 30, 2017, we had a diversified portfolio of over 200 concession agreements, through which we operated 989 stores across 88 different transportation terminals and destinations, including concessions in 24 of the 25 largest airports in the continental United States and Canada. We have over one million square feet of commercial space and conduct close to 120 million transactions annually. Since 2008, we have been a wholly-owned subsidiary of Dufry, a leading global travel retailer operating close to 2,200 stores in 64 countries on six continents, and benefit from Dufry’s expertise and scale in the travel retail market.
We operate travel essentials and convenience stores, bookstores, duty-free stores, proprietary and branded specialty stores, electronics stores, themed stores and quick-service food and beverage outlets under proprietary and third-party brands. Our proprietary brands include:
We offer our customers a broad assortment of products through our duty-paid and duty-free operations. Within our duty-paid operations, we offer products in the following categories: media (including books and magazines), food and beverage (including snacks and confectionary), essentials (including travel accessories, electronics, health and beauty accessories), destination (including souvenir, apparel and gifts) and fashion (including apparel, watches, jewelry, accessories, leather and baggage). Within our duty-free retail operations, our product categories include perfume and cosmetics, wine and spirits, confectionary, fashion (including watches, jewelry, accessories, leather and baggage) and tobacco.

For the year ended December 31, 2016, our net sales were broken down as follows:
As a travel concession operator, we operate primarily in airports and other locations where concessions are awarded by landlords, which include airlines, airport authorities, cities, counties, developers, master concessionaires, port authorities and states. Our success has been driven by our ability to provide differentiated retail concepts and customized concession programs to address the complex requirements of our landlords and the characteristics of the market that each location serves. This capability is key to our strong relationships with landlords, leading to a concession agreement renewal rate exceeding 80% over the last five years.
Operational flexibility is key to our success. To promote and sustain our flexibility, we have established integrated and collaborative processes to drive coordinated operations across real estate management, store operations, marketing, merchandising and store concept design and planning. Our flexibility enables us to operate multiple retail concepts, ranging from 200 square-foot retail walls to 10,000 square-foot stores. Our stores are well-organized and designed to be comfortable and easy-to-shop, and are tailored to meet the unique specifications of each airport or travel facility. Additionally, our stores utilize innovative and highly-customized designs to draw attention to impulse items and maximize sales. As an example, in 2013 we introduced the new Hudson format, which brings modern visuals, a different layout and new allocation to product categories, such as increased space allocation to beverages and snacks, and reflects the changing needs and preferences of the travelers. Over the past three years, we have opened 100 stores under the new Hudson format and, overall, we have invested close to $200 million in new store buildouts, store upgrades and expansions to improve the overall shopping experience at our stores, as well as other capital investments in our business to support our stores.
Through our customized merchandising approach, we provide curated assortments to each market to take advantage of traffic flow, seasonality, landlord preferences, local tastes, large-scale regional events and traveler spending habits. We merchandise our stores with both necessity-driven and on-trend discretionary products and we provide discretion to our location general managers to make choices regarding product mix for the stores they manage. Our merchandising team is committed to continuously sourcing new products to stay ahead of trends, getting the right product at the right price, to the right place at the right time. Both our and Dufry’s tenured relationships with a diversified set of suppliers support our successful merchandise-sourcing approach.
Following this offering, we will remain an integrated part of the global Dufry Group. Dufry will be our controlling shareholder, a number of the members of our board of directors will be affiliated with Dufry and our business will continue to benefit from Dufry’s global expertise and best practices across all major functions. Moreover, we expect that Dufry will continue to be one of our largest suppliers, extend intercompany financing to us and provide us with other support and services. See “Certain Relationships and Related Party Transactions.”
From December 31, 2014 to December 31, 2016, we:
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increased our number of stores from 733 to 948, representing a CAGR of 9.0%; and

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increased the total square feet of our stores from 742.9 thousand to 1,010.5 thousand, representing a CAGR of 10.8%.

Our Strengths
Hudson is an Iconic Brand in North American Travel Retail
With over 440 Hudson-branded stores and a 30-year heritage in travel retail, Hudson is one of North America’s leading travel essentials brands. We believe that we have built a reputation among travelers as a reliable destination to meet their needs and preferences when traveling. According to an Ipsos Market Research survey conducted in 2017, more travelers who shop at airports would prefer to shop at Hudson stores than at any other travel news, gift and convenience retail store. Our customers look for Hudson stores for personal items, gifts for loved ones or a convenient stop for food and beverages. We have also leveraged the strength of the Hudson brand to become one of the leading airport retailers in the United States for many international consumer brands such as Godiva Chocolates, Papyrus, Mophie, SwissGear, Sony and Belkin. We believe the iconic Hudson brand anchors our proposals for concessions and provides us with a competitive advantage.
Customized and Local Approach Delivers Compelling Traveler Experience
Our customized and local approach to creating our concession portfolio and to the design, layout and merchandising of our stores produces a compelling retail experience for travelers. We believe that our ability to operate multiple proprietary and third-party-branded retail concepts, ranging from 200 square-foot retail walls to 10,000 square-foot stores, while simultaneously meeting the unique specifications of each airport or travel facility, also provides an attractive retail proposition for our landlords.
We believe customers find our stores to be well-organized, comfortable and easy-to-shop. Our stores are merchandised to deliver both necessity-driven and on-trend products, while also displaying products that travelers may have forgotten to pack. We have unrivaled access to travelers, which enables us to understand their mindsets and behaviors and informs the evolution of our merchandising strategies and product mix. For example, we have merchandised our stores to take advantage of recent trends in traveler tastes, resulting in an increase in the share of our duty-paid sales mix attributable to electronic accessories, snacks and beverages. In addition, we serve customers’ needs and preferences by offering merchandise that targets regional tastes and includes city-specific branding and logos. Our merchandising approach benefits from Dufry’s expertise in duty-free retail and access to strong global brands, which complements our portfolio of concepts for our airports and customers.
Extensive Experience and Superior Scale in our Industry
We believe that other operators cannot match our 30 years of industry experience, unparalleled scale of over 200 concession agreements under which we operate over one million square feet of commercial space in the continental United States and Canada. We believe this experience and scale reflect our strong credibility with landlords and other business partners and our knowledge of airport retail operations and travel concessions.

Additionally, we believe the expertise and operational track record required to bid successfully on new concessions combined with our ability to offer a broad range of retail concepts and customize each opportunity regardless of landlord structure or concession model are advantages when competing for new concessions. Our expertise also allows us to successfully manage the myriad of legal, regulatory and logistical complexities involved in operating a business in complex and highly regulated environments.
Diversified and Dynamic Business Model
Our business model is diversified in terms of the customers we serve and concession models we manage. We operate a mix of concession programs and retail concepts under both proprietary and third-party brands, including travel essentials stores and bookstores under the Hudson brand, specialty branded retail stores such as Coach, Estée Lauder, Kate Spade and Tumi, duty-free shops under Dufry, World Duty Free and Nuance, category stores such as Tech on the Go, Kids Works and 5th and Sunset, as well as food and beverage outlets such as Dunkin’ Donuts. As of September 30, 2017, we sold products in 989 stores across 88 locations.
Our concessions also benefit from multi-year contract terms. For the year ended December 31, 2016, approximately 70% of our sales were generated from concessions with a term greater than five years, while no single concession accounted for more than 10% of our sales. The long average residual duration of our concession portfolio and diversification across contracts provide us with a high degree of sales visibility.
In addition, our strategy emphasizes continuously improving formats and adjusting our store concepts and product mix to meet and exceed travelers’ needs and preferences. Due to our merchandising flexibility, our location general managers can tailor their purchasing to address regional preferences. This approach enables our location general managers to update store concepts and product mix every season and allows them to be nimble in their approach, including testing new concepts.
This diversified and dynamic business model, combined with a historical concession agreement renewal rate that exceeds 80%, has contributed to the historical resilience of our financial performance.
Service-driven, Cohesive Management Team
Together with our global parent, Dufry, our talented and dedicated senior management team has guided our organization through its expansion and positioned us for continued growth. Our team has an average of 18 years of experience at the Hudson Group. Additionally, our management team possesses extensive experience across a broad range of disciplines, including merchandising, marketing, real estate, finance, legal and regulatory and supply chain management. Our management team embraces our core purpose to be “The Traveler’s Best Friend” and embodies our passionate, dedicated and service-oriented culture, which is shared by our employees throughout the entire organization. We believe this results in a cohesive team focused on sustainable long-term growth.
Our Strategies
Increase Sales at Existing Concessions
Continue Innovation in Store Formats and Merchandise
At Hudson, every square foot matters. We aim to increase sales per transaction and overall sales by maintaining our emphasis on merchandising and refining operations to continuously provide travelers with an array of in-demand products. We seek innovative ways to increase potential selling space within existing locations. Through continuous refinement, we optimize our concession configurations to maximize sales for our landlord and product vendor partners. We also constantly evolve our merchandizing mix to stay relevant and on-trend, as well as to continue driving sales by serving travelers’ enthusiasm for large-scale regional events, including music festivals, trade shows and sporting events, such as the Super Bowl and the World Series. We also will continue to leverage technology to enhance the customer experience through mobile pre-ordering applications, self-checkout capabilities and other evolving technologies.
Refurbish and Convert Existing Stores
We intend to improve sales and profitability within current concession agreements by focusing capital investments on refurbishing or converting existing stores, including when we pursue contract extensions.

For example, we will continue converting our existing Hudson News stores into our updated and reinvigorated Hudson retail concept. We have already rebranded 60 Hudson News stores to our Hudson concept, and we plan to rebrand an additional 31 Hudson News stores to our Hudson concept over the next two years.
Expand Concession Portfolio
Continue to Win Airport Concessions
We intend to grow by securing new concessions at the airports in which we currently operate and at additional airports in the continental United States and Canada, while maintaining a high renewal rate for our existing concessions. Airport authorities are dedicating more commercial space to concession opportunities and adopting a more comprehensive approach to its development. We are well-positioned to succeed in this competitive environment due to our experience and reputation with comprehensive retail concession opportunities, our integrated and collaborative approach, and the proven economics of our concession model. For investments in new concessions, expansions and renewals, we have defined a hurdle rate of a low double-digit internal rate of return over the lifetime of the concession and we typically target a payback period between two and five years.
Continue Expansion into Non-traditional Locations
We intend to leverage Hudson’s consumer brand awareness and retail expertise to capture customer spending at travel centers, tourist destinations, hotels and other non-airport locations. These venues share similar retail characteristics with airports, such as higher foot traffic and customers with above-average purchasing power and greater time to shop. Our ability to deploy our successful turnover maximizing capabilities outside of airports has led to a number of recent wins in this location. For example, in June 2017, we announced the opening of six new stores at Hard Rock Hotel & Casino in Las Vegas, which will incorporate our specialty and travel essentials retail concepts. We will opportunistically pursue avenues for growth across the continental United States and Canada in these non-traditional locations.
Grow Food and Beverage Platform
We intend to pursue growth opportunities in the large and expanding travel food and beverage market in the continental United States and Canada. Based on market data from the ARN Fact Book and our estimates, the airport food and beverage market in the United States and Canada generated in excess of $4.5 billion of passenger spending in 2015. This market generated sales of approximately 1.2x the combined airport sales of specialty, news and gifts and duty-free products in 2015. The travel food and beverage market is highly fragmented and there is an increasing overlap between travel food and beverage and travel retail, such as packaged food and “grab-and-go” concepts. We intend to pursue these growth opportunities both organically and through acquisitions. In addition, we believe that growing our food and beverage expertise and track record will strengthen our ability to compete for master-concessionaire contracts and drive sales, gross margin and cost synergies with our existing retail concepts.
Pursue Accretive Acquisitions
We believe that we have demonstrated our ability to create value by acquiring and integrating companies into the Hudson Group. During the last three years, we have successfully integrated the North American operations of Nuance and World Duty Free Group. By deploying our customized and collaborative approach to store operations and merchandising, we have been able to drive sales and advertising income growth at acquired locations and achieve significant cost synergies. Our management team will approach potential acquisitions in a disciplined manner with a focus on strengthening our offerings for travelers and driving additional procurement and cost synergies. We actively maintain a pipeline of potential acquisition opportunities across retail and food and beverage.
Target Improved Profitability by Leveraging our Fixed Costs and Investments
We plan to continue to improve our operating results by leveraging our scale, partnerships and operational excellence. The strength of our market position in the continental United States and Canada, combined with Dufry’s global presence, enables us to negotiate favorable terms with our business partners.

Additionally, as we continue to increase sales under new and existing concession agreements, we will seek to improve our profitability as general corporate overhead and fixed costs shrink as a percentage of sales. Further, we have invested in our sourcing and distribution network and integrated information technology systems. We intend to leverage these investments to grow our sales and profitability.
Our Market
We operate in the travel concession market in the continental United States and Canada, which we consider to consist of concessions located in airports, ports, bus and railways stations, tourist destinations, hotels and highway rest stops, as well as sales onboard aircrafts, ferries and cruise liners. We plan to continue to expand across store formats and into non-airport locations as we grow our operations. See “Business — Growth Strategies.”
The majority of our sales are derived from airports. As of and for the year ended December 31, 2016, 95% of our concessions were located in, and 95% of our net sales were generated at, airports in the continental United States and Canada. According to the ARN Fact Book, airport concession sales at the top 43 international airports by performance in the United States and Canada were approximately $8.2 billion for the year ended December 31, 2015. Based on the ARN Fact Book, as a breakdown of sales at these airports for the year ended December 31, 2015, food and beverage contributed $4.5 billion in sales while specialty, news and gifts and duty-free contributed $1.3 billion, $1.3 billion and $1.1 billion in sales, respectively.
The Airport Concession Market
Airport concessions are comprised of a variety of retail, food and beverage and commercial service concepts. The terms of an agreement between an airport concession operator and the relevant airport landlord are generally set forth in a concession agreement. Concessions are generally awarded through either a public tender process or pursuant to direct negotiations. Landlords generally determine the number and type of concessions to be awarded, and terms for individual concessions may vary considerably from facility to facility.
Concession agreements may permit an airport concessionaire to sell a particular assortment of goods (for example, general duty-free shops may sell wine and spirits, tobacco, perfumes and cosmetics while specialty stores may sell one specific product category, such as sunglasses) or operate in a specified physical location (for example, an allocation of space within a terminal or the right to operate an entire terminal). The concession operator may also obtain the right to allocate concession space within all or a portion of the facility, subject to the approval of the landlord. The duration of a concession agreement typically ranges from five to ten years, depending on the location and type of facility.
Each landlord has needs and requirements that differ depending on a number of factors. Certain landlords may prefer to develop commercial operations from idea conception through to completion, and therefore will partner with an experienced travel concession operator to assist with overall development of airport concessions. Other landlords may be more involved in the management and allocation of commercial space and therefore may be more focused on maximizing returns at a given location, with pricing terms being more important. Most airport landlords determine rent by reference to metrics such as gross sales or the number of passengers traveling through an airport. Concession agreements typically provide for rent that generally is based on a variable component and in addition includes a MAG. See “Business — Concession Agreements.”
Airport Retailers
Airport retailers differ significantly from traditional retailers. Unlike traditional retailers, airport retailers benefit from a steady and largely predictable flow of traffic from a constantly changing customer base. Airport retailers also benefit from “dwell time,” the period after travelers have passed through airport security and before they board an aircraft. Airports often offer fewer shopping alternatives compared to the traditional channel, including limited competition from Internet retailers, which leads to necessity and impulse-driven purchases being made from available airport retailers.

Airport retail customers differ from traditional retail customers in their wants and needs. Increased security incentivizes travelers to arrive well before their flights depart, which creates the opportunity and time for shopping, meals and other activities. Enhanced security checks and the need to reach a departure gate on time may also add to overall travel anxiety and drive impulse purchases. In general, airport retail customers are relatively more affluent than traditional retail customers, and travelers who are on holiday may be more inclined to spend money at the airport.
Trends
Recent trends affecting the airport concession market in North America include:
Growth in Passenger Numbers
In the past decade, there has been a significant increase in both domestic and international air travel due largely to improvements in, and greater accessibility of, air transport, as well as increased disposable income and business professionals needing to travel due to the internationalization of many industries. According to ACI, between 2010 and 2016, total passenger traffic in North America grew at a compound annual growth rate of 3%. Looking to the future, ACI projects that annual North American passenger volumes will surpass 2.0 billion by 2019, and grow at a 3% compound annual growth rate between 2017 and 2025. The North American airport retail market’s overall exposure to passengers is much more heavily weighted towards passengers traveling domestically.
The chart below presents historical and projected North American passenger volumes.
Historical and Projected
North American Passenger Volumes(1)

(1)
Source: ACI.

Increased “Dwell Time” and Propensity to Spend
Travel industry dynamics continue to evolve. Lengthy security procedures and transportation delays have led to earlier arrival times and increased passenger dwell time, with dwell times in medium and large U.S. airports averaging 66 and 75 minutes, respectively, according to the 2016 Airport Council International-North America (“ACI-NA”) Concessions Benchmarking Survey. Additionally, airlines have eliminated many complementary services, such as in-flight meals, headphones and other amenities to reduce costs. Further, travelers have demonstrated a willingness to spend more at airports when presented with better quality products, convenience and a greater product selection. Finally, airports often offer fewer shopping alternatives compared to the traditional channel, including limited competition from Internet retailers, which leads to necessity and impulse-driven purchases being made from available airport retailers.
Airport Expansion and Focus on New Revenue Streams
Air travel is a critical and central aspect of the United States economic infrastructure with resiliency to external pressures. Airports and governments are focused on redevelopment of terminal concession programs and additional space is being dedicated to new opportunities to develop retail and other new sales streams. As each travel location is unique, each airport operator works to find the optimal mix of formats and products best suited to that region or location in order to maximize turnover and profit.
Our History
Our business started in 1987 with a concession for five Hudson News stores in a single airport. Over time, we expanded our operations and successfully bid for concessions in other major travel hubs, including at John F. Kennedy International Airport, Boston Logan International and Washington Dulles International Airport. We acquired the WH Smith North American airport operations in 2003, adding 150 stores at 22 airports. In 2008, Dufry acquired the Hudson Group. Since then, we have expanded our operations as an integrated division of the global Dufry Group. Dufry acquired Nuance in 2014 and World Duty Free Group in 2015 and we now operate Nuance and World Duty Free Group’s respective operations in the continental United States and Canada.
Our Relationship with Dufry
Prior to this offering, we were wholly-owned by Dufry. Following this offering, Dufry will be our controlling shareholder, the majority of the members of our board of directors will be affiliated with Dufry, and, as an integrated part of the global Dufry Group, our business will continue to benefit from the strength of Dufry’s position in the global travel retail market. Moreover, we expect that Dufry will continue to be one of our largest suppliers, extend financing to us and provide us with other important support and services, including a license to use the Dufry, Hudson, World Duty Free and Nuance brands and associated brands that are owned by Dufry. See “Certain Relationships and Related Party Transactions.”
Dufry has informed us that it does not intend to pursue opportunities in the continental United States, Hawaii or Canada in the following areas: retail or food and beverage concessions; leases at airports or train stations; master concessionaire roles at airports; or any other Dufry, Hudson, Nuance or World Duty Free-branded retail operations, except that Dufry may continue to pursue travel retail operations, using any of the aforementioned brands, on board cruise lines that visit the United States or Canada or at ports in the United States or Canada visited by cruise lines. Dufry will also continue to operate its duty-free and duty-paid stores in Puerto Rico and maintain and operate its international distribution facilities in the United States. Dufry has also informed us that it intends to pursue opportunities outside the continental United States, Hawaii and Canada using the Hudson brand and other associated brands used by us in the continental United States and Canada. We do not intend to operate outside of the continental United States, Hawaii and Canada.
Our Retail Concepts and Products
We operate a number of retail concepts across our retail locations, including:
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Travel Essentials and Convenience Stores.   Under a variety of brands, including Hudson, our travel essentials and convenience stores offer a wide assortment of products to the travelling public, including newspapers, magazines and books, sundries, health and beauty aids, food, snacks and beverages, souvenirs, electronics and travel accessories. These shops are operated as stand-alone stores or, in some cases, together with a coffee-take-out concept, such as Dunkin’ Donuts or Euro Café.

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Duty-Free Stores.   Under the brands Dufry, World Duty Free and Nuance, we offer a wide range of traditional retail products for travelers on a duty-free and duty-paid basis, as applicable, including perfumes and cosmetics, food, jewelry and watches, accessories, wines and spirits and tobacco. Many of these stores are so-called “walk-through” stores, which are designed to direct the entire passenger flow through the store. This innovative concept allows travelers to explore the products we sell without needing to deviate from their way to the boarding gate.

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Electronics Stores.   Our electronics stores, operated under the brand Tech on The Go, offer products from a range of popular electronics and electronics accessory brands, including Sony, Mophie, Belkin and Moshi.

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Bookstores.   Our bookstores offer a broad array of bestsellers and new releases, as well as a large selection of hard cover, paperback, trade and children’s books. Our bookstores are operated under brands such as Hudson Booksellers and Ink by Hudson, as well as local and regional bookstore brands such as Tattered Cover and Book Soup, which we operate pursuant to licenses with the owners of the brands.

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Specialty Branded Stores.   We operate branded specialty stores, offering a range of products from a single well-known global or national brand, including Coach, Estée Lauder, Kate Spade and Tumi. These stores, which are operated by our employees, provide travelers with the same experience as shoppers at the primary locations of the brands and appeal to both customers and suppliers alike: customers can use their waiting time to shop for their favorite brands and suppliers have a highly visible showcase to display their products. We operate specialty branded stores directly, although the brand owner or supplier may provide financial support.

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Themed Stores.   These stores offer a broad product range relating to a special theme rather than a specific product category. Examples include “Kids Works” shops offering a wide selection of toys, dolls, games, books and apparel for children, the “$10/$15 boutique” store concept offering fashion accessories at value prices and “Discover” stores showcasing local gifts and souvenirs to promote the local market.

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Quick-Service Food Outlets.   In addition to our travel convenience and quick-service coffee combination stores, we operate stand-alone quick service food and beverage outlets, such as Dunkin’ Donuts, Jason’s Deli and Pinkberry. We operate these stores under franchise agreements.

The following table sets forth the distribution of our net sales by product category as a percentage of our total net sales, and the total value of our net sales by product category, for the years ended December 31, 2016, 2015 and 2014:
	For the year ended December 31,			For the year ended December 31,
	2016	2015	2014	2016	2015	2014
	(as a percent of total net sales)			(in millions of USD)
Beverages, Confectionary and Food	34.68%	34.29%	35.58%	572.3	469.6	387.7
Perfumes and Cosmetics	13.71%	12.75%	11.76%	226.3	174.6	128.2
Literature and Publications	11.67%	13.67%	16.71%	192.5	187.2	182.1
Fashion, Leather and Baggage	11.11%	10.67%	12.24%	183.3	146.2	133.4
Watches, Jewelry and Accessories	5.22%	5.61%	6.65%	86.2	76.9	72.5
Electronics	4.76%	4.86%	5.74%	78.5	66.6	62.6
Wine and Spirits	4.56%	4.59%	3.79%	75.3	62.9	41.3
Tobacco goods	2.87%	3.38%	3.33%	47.4	46.3	36.3
Other product categories	11.41%	10.17%	4.18%	188.3	139.3	45.6
Total	100%	100%	100%	1,650.1	1,369.6	1,089.7

Our Locations
As of September 30, 2017, we had over 200 concession agreements and operated 989 stores across 88 retail locations in the continental United States and Canada, totaling over one million square feet of commercial space. Our locations are distributed across 77 airports (representing 94% of our stores), five commuter terminals (representing 4% of our stores) and six other locations (representing 2% of our stores), as illustrated below:
Location	Number of Stores as of September 30, 2017
Albuquerque International Sunport	7
Atlantic City International Airport	3
Baltimore-Washington International Airport	13
Birmingham-Shuttlesworth International Airport	6
Boston Logan International Airport	27
Burlington International Airport	3
Calgary International Airport	17
Charleston International Airport	8
Chicago Citigroup Center	3
Chicago Midway International Airport	20
Chicago O’Hare International Airport	49
Cincinnati/Northern Kentucky International Airport	3
Cleveland Hopkins International Airport	14
Corpus Christi International Airport	1
Dallas Love Field Airport	22
Dallas/Fort Worth International Airport	24
Denver International Airport	14
Des Moines International Airport	2
Detroit Metropolitan Airport	15
Edmonton International Airport	11
Eppley Airfield	5
Fort Lauderdale-Hollywood International Airport	17
Fresno Yosemite International Airport	3
Grand Rapids Gerald R. Ford International Airport	4
Greater Rochester International Airport	6
Greenville-Spartanburg International Airport	5
Halifax Stanfield International Airport	6
Harrisburg International Airport	3
Hartsfield-Jackson Atlanta International Airport	32
Hollywood Burbank Airport	5
Houston George Bush Intercontinental Airport	21
Houston Space Center	2
Jackson-Evers International Airport	3
John F. Kennedy International Airport	39
John Wayne Airport	8
LaGuardia Airport	16
Lambert-St. Louis International Airport	26
Las Vegas Hard Rock Hotel and Casino	5
Las Vegas Venetian and Palazzo Hotel and Casino	3
Little Rock Clinton National Airport	3
Los Angeles International Airport	47

Location	Number of Stores as of September 30, 2017
Louis Armstrong New Orleans International Airport	19
Lubbock Preston Smith International Airport	1
Manchester-Boston Regional Airport	6
McCarran International Airport	32
Miami International Airport	28
Mineta San Jose International Airport	16
Minneapolis-St. Paul International Airport	11
Mobile Regional Airport	3
Myrtle Beach International Airport	5
Nashville International Airport	19
New York City Empire State Building	1
New York City Grand Central Station	4
New York City Penn Station	17
New York City Port Authority Bus Terminal	11
New York City United Nations Headquarters	2
Newark Liberty International Airport	22
Newark Penn Station Newark	5
Newport News/Williamsburg International Airport	1
Norfolk International Airport	7
Northwest Florida Regional Airport	6
Oakland International Airport	12
Ontario International Airport	7
Orlando International Airport	14
Orlando Sanford International Airport	9
Philadelphia International Airport	10
Phoenix Sky Harbor International Airport	7
Pittsburgh International Airport	15
Portland International Airport	6
Raleigh-Durham International Airport	6
Richmond International Airport	5
Roanoke-Blacksburg Regional Airport	2
Ronald Reagan Washington National Airport	5
Salt Lake City International Airport	8
San Antonio International Airport	7
San Diego International Airport	8
San Francisco International Airport	15
Seattle-Tacoma International Airport	30
Stewart International Airport	3
Tampa International Airport	4
Ted Stevens Anchorage International Airport	8
Toronto Pearson International Airport	8
Tucson International Airport	5
Tulsa International Airport	5
Vancouver International Airport	32

Location	Number of Stores as of September 30, 2017
Washington Dulles International Airport	6
Washington, D.C. Union Station	5
William P. Hobby Airport	7
For the year ended December 31, 2016 and the nine months ended September 30, 2017, sales in the continental United States represented 82% and 79% of our net sales, respectively. Over the same time periods, sales in Canada represented 18% and 21% of our net sales in each period, respectively.
Duty-Paid and Duty-Free Operations
We operate both duty-paid and duty-free stores throughout the continental United States and Canada. For the year ended December 31, 2016 and the nine months ended September 30, 2017, duty-paid stores represented 73% and 76% of our net sales, respectively, and duty-free stores represented 27% and 24% of our net sales, respectively.
Duty-paid shops target domestic and international travelers. Standard duties and other taxes apply to sales in these shops. They are located in both international and domestic airport terminals, train stations and other locations.
Duty-free shops are located in airports and generally offer goods to both international and domestic travelers, with international travelers exempt from duties and excise and other taxes on certain goods, such as tobacco and liquor.
Concession Agreements
We enter into concession agreements with landlords of airports, railway stations and other locations to operate our stores. Concession agreements often cover a number of stores in a single location, and we often have multiple concession agreements per location.
These concession agreements typically define the:
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term of our operations;

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rent and other remuneration payable;

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permitted uses and product categories to be sold; and

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location of our stores and exterior appearance.

Concessions may be awarded in a public or private bidding process or in a negotiated transaction. Our landlords who award contracts through a bidding process typically consider some, if not all, of the following factors when reviewing concession bids: their relationship with the concession operator and the concession operator’s experience in a particular region, ability to respond to the needs of the landlord for planning and design advice and operational ability. Price is also a significant competitive factor, as a concession may be awarded in a tender based upon the highest concession fee offered. Landlords also often consider the brands included in a proposal and ACDBE partnerships, if applicable, among other things. Our concession agreements often require us to perform initial renovations of the stores, as well as refurbishment to the stores over the term of the arrangement.
In return for the right to operate our concession, we pay rent to the airport authority or other landlord that is typically determined on a variable basis by reference to factors such as gross or net sales or the number of travelers using the airport or other location. Where rent is based on our sales, concession agreements generally also provide for a minimum annual guaranteed payment, or MAG, that is either a fixed dollar amount or an amount that is variable based upon the number of travelers using the airport or other location, retail space used, estimated sales, past results or other metrics. A limited number of our concession agreements contain fixed rents.
Many of our concession agreements at airports contain requirements to use good faith efforts to achieve an ACDBE participation goal, which we meet in different ways depending on the terms of the concession agreement. A failure to comply with such requirements may constitute a default under a concession agreement, which could result in the termination of the concession agreement and monetary damages. See “— Regulation.”

Generally, our concession agreements are terminable at will by our landlords.
Local Partners
We operate most of our stores located at airports in cooperation with local partners. We partner with many of these entities through the ACDBE program operated by the FAA. See “— Regulation.” We also may partner with other third parties to win and maintain new business opportunities. Consequently, our business model contemplates the involvement of local partners and we typically operate these concessions as associations and partnerships. The net earnings from these operating subsidiaries attributed to us are reduced to reflect the applicable ownership structure.
We generally structure our store operations through associations and partnerships. As of September 30, 2017, we had 107 associations and other partnerships with 87 local partners.
Our Suppliers
We are supplied both directly from manufacturers and through distributors.
Our principal travel essentials suppliers are Core-Mark and Resnick Distributors. Our principal duty-free products supplier is Dufry. Our principal beverages supplier is The Coca Cola Company. Our principal book supplier is Readerlink Distribution Services. Our principal magazines and periodicals suppliers are The News Group, which includes The News Group L.P. and TNG, which is a division of Great Pacific Enterprises Inc., and Hudson News Distributors, which includes Hudson News Distributors, LLC and Hudson RPM Distributors, LLC. For more information on our supply arrangement with Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, see “Certain Relationships and Related Party Transactions — Transactions with Entities Controlled by Mr. James Cohen.”
As our largest duty-free products supplier, Dufry has historically supplied us with perfumes and cosmetics, as well as, in the United States, liquor and tobacco, for our duty-free stores. We expect that Dufry will continue to supply us with such products. See “Certain Relationships and Related Party Transactions.”
Competition
We face two different forms of competition in the travel retail market in the continental United States and Canada.
First, we compete for concessions at airports and other transportation terminals and destinations with a number of other global, national and regional travel concession operators. Travel concession operators compete primarily on the basis of their experience and reputation in travel retailing, including their relationships with airport authorities and other landlords, their experience in a particular region, their ability to respond to the needs of an airport authority or other landlords for planning and design advice, as well as operational ability. Price is also a significant competitive factor, as a concession may be awarded in a tender based upon the highest concession fee offered. Our main competitors for airport concessions are Paradies Lagardere and DFS, as well as regional airport concession operators such as Duty Free America and Stellar Partners.
Second, we also compete for customers directly with other travel retailers in some locations, and, as our range of products increases, we also become an indirect competitor of traditional Main Street and Internet retailers. The level of competition varies greatly among the different locations where we operate. For example, in a number of airport terminals, we are the sole concession operator, while in some locations we compete with other retailers.
Regulation
Our operations are subject to a range of laws and regulations adopted by national, regional and local authorities from the various jurisdictions in which we operate, including those relating to, among others, public health and safety and fire codes. Failure to obtain or retain required licenses and approvals, including those related to food service and public health and safety, would adversely affect our operations. Although we have not experienced, and do not anticipate, significant problems obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening, or adversely impact the viability, of our operations.
Airport authorities in the United States frequently require that our airport concessions meet minimum ACDBE participation requirements. The Department of Transportation’s (“DOT”) Disadvantaged Business Enterprise program is implemented by recipients of DOT Federal Financial Assistance, including airport agencies that receive federal funding. The ACDBE program is administered by the FAA, state and local ACDBE certifying agencies and individual airports. The ACDBE program is designed to help ensure that small firms owned and controlled by socially and economically disadvantaged individuals can compete for airport contracting and concession opportunities in domestic passenger service airports. The ACDBE regulations require that airport recipients establish annual ACDBE participation goals, review the scope of anticipated large prime contracts throughout the year, and establish contract-specific ACDBE participation goals. We generally meet the contract specific goals through an agreement providing for co-ownership of the retail location with a disadvantaged business enterprise. Frequently, and within the guidelines issued by the FAA, we may lend money to ACDBEs in connection with concession agreements in order to help the ACDBE fund the capital investment required under a concession agreement. The rules and regulations governing the certification of ACDBE participation in airport concession agreements are complex, and ensuring ongoing compliance is costly and time consuming. Further, if we fail to comply with the minimum ACDBE participation requirements in our concession agreements, we may be held responsible for breach of contract, which could result in the termination of a concession agreement and monetary damages. See “Risk Factors — Failure to comply with ACDBE participation goals and requirements could lead to lost business opportunities or the loss of existing business.”
We derive a portion of our net sales from the sale of alcoholic beverages. Alcoholic beverage control laws and regulations require that we obtain liquor licenses for each of our concessions where alcoholic beverages are served and consumed. Liquor licenses are issued by governmental authorities (either state, municipal or provincial, depending on the jurisdiction) and must be renewed annually. Alcoholic beverage control laws and regulations impact the operations of our concessions in various ways relating to the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, other relationships with alcohol manufacturers, distributors, inventory control and handling, storage and dispensing of alcoholic beverages, as well as the conduct of various activities on licensed premises including contests, games and similar forms of entertainment.
We are subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various federal and state laws governing such matters as minimum wages, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and other working conditions. We are also subject to the Americans with Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment, which may require us to design or modify our concession locations to make reasonable accommodations for disabled persons.
In the United States duty-free stores are considered an extension of  “bonded warehouses” by U.S. Customs and Border Protection, and in Canada duty-free stores are part of a Duty Free Shop Program with the Canadian Border Service Agency, which avoids our clients from having to pay special taxes, such as value-added and duty, when they purchase goods while in international transit. This special status subjects us to bonded warehouse regulations that require, for example, that any bonded merchandise shall not be commingled with local merchandise or other non-bonded merchandise and requires us to ensure that such bonded merchandise is only sold to passengers leaving the respective country on a non-stop flight.
We are also subject to certain truth-in-advertising, general customs, consumer and data protection, product safety, workers’ health and safety and public health rules that govern retailers in general, as well as the merchandise sold within the various jurisdictions in which we operate.

Seasonality
Our turnover is affected by seasonal factors. The third quarter of each calendar year has historically represented the largest percentage of our turnover for the year, which is when passenger numbers are typically higher, and the first quarter has historically represented the smallest percentage, as passenger numbers are typically lower. We increase our working capital prior to peak sales periods, so as to carry higher levels of stock and add temporary personnel to the sales team to meet the expected higher demand.
Intellectual Property
In the United States and Canada, Dufry or one of its subsidiaries (other than us) holds all of the trademarks for our proprietary brands, including Dufry, Hudson Group, Nuance and World Duty Free, or the respective applications for trademark registration that are being processed by Dufry. Dufry licenses such trademarks to us. See “Certain Relationships and Related Party Transactions.”
Properties
We lease office space in East Rutherford, New Jersey, which consists of 93,000 square feet in a commercial office building. In addition, pursuant to our concession agreements, we operate 989 stores across 88 different transportation terminals and destinations throughout the United States and Canada. We also lease 38 warehouse facilities. See “— Operations — Our Locations” and “— Concession Agreements.”
We do not own any real estate.
Employees
We are responsible for hiring, training and management of employees at each of our retail locations. As of December 31, 2016, we employed 9,001 people, including both full-time and part-time employees. Of these employees, 7,573 were full-time employees and 1,428 were hourly paid employees. As of December 31, 2016, 3,764 of our employees are subject to collective bargaining agreements.
Legal Proceedings
We have extensive operations, and are defendants in a number of court, arbitration and administrative proceedings, and, in some instances, are plaintiffs in similar proceedings. Actions, including class action lawsuits, filed against us from time to time include commercial, tort, customer, employment (such as wage and hour and discrimination), tax, administrative, customs and other claims, and the remedies sought in these claims can be for material amounts.

Management
Executive Officers and Directors
The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom.
Name	Age	Position	Initial Year of Appointment	Director of Class
Juan Carlos Torres Carretero	68	Chairman of the Board of Directors	2017	Class I (term expires in 2020)
Julián Díaz González	59	Deputy Chairman and Director	2017	Class III (term expires in 2018)
Joseph DiDomizio	47	Chief Executive Officer and Director	2017	Class III (term expires in 2018)
Adrian Bartella	42	Chief Financial Officer	2017	—
Roger Fordyce	62	Executive Vice President and Chief Operating Officer	2017	—
Brian Quinn	59	Executive Vice President and Chief Operating Officer	2017	—
Hope Remoundos	63	Executive Vice President and Chief Marketing Officer	2017	—
Michael Mullaney	51	Executive Vice President, Corporate Strategy & Business Development	2017	—
Richard Yockelson	67	Senior Vice President, People & Administration	2017	—
Michael Levy	48	Senior Vice President and Chief Merchandising Officer	2017	—
The following is a brief biography of each of our executive officers and directors:
Juan Carlos Torres Carretero is the Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as the Chairman of Dufry AG since 2003. Mr. Torres Carretero was a Partner at Advent International in Madrid from 1991 to 1995, and served as Managing Director and Senior Partner in charge of Advent International Corporation’s investment activities in Latin America from 1995 to 2016. He holds a MS in physics from Universidad Complutense de Madrid and a MS in management from MIT’s Sloan School of Management. Mr. Torres Carretero also serves on the board of directors of TCP Participações S.A. and Moncler S.p.A.
Julián Díaz González is the Deputy Chairman of the board of directors of the Company. He was appointed to our board of directors on September 15, 2017, and has served as a board member and the Chief Executive Officer of Dufry AG since 2004. Mr. Díaz González held various managerial and business positions at Aeroboutiques de Mexico, S.A. de C.V. and Deor, S.A. de C.V. from 1997 to 2000, and was General Manager of Latinoamericana DutyFree, S.A. de C.V. from 2000 to 2003. He holds a degree in business administration from Universidad Pontificia Comillas I.C.A.D.E., de Madrid. Mr. Díaz González also serves on the board of directors of Distribuidora Internacional de Alimentacion, S.A. (DIA).
Joseph DiDomizio is the Chief Executive Officer and a Director of the Company. He was appointed to our board of directors on August 3, 2017, and has served as a member of the Group Executive Committee of Dufry AG since 2008. He has served in a variety of roles at Hudson Group over the past 25 years, including as Retail Operations Manager in 1992, Director of Business in 1994, Vice President of Business Development in 1996, Chief Operating Officer in 2003, and Chief Executive Officer since 2008. He received a Bachelor of Science in Business Administration from the University of Bridgeport in 1992. Mr. DiDomizio also serves on the National Board of Directors for Communities in Schools.

Adrian Bartella is the Chief Financial Officer. Mr. Bartella has over 12 years of international finance experience. He joined Dufry AG in 2005 and has served in various positions in its Finance, Mergers and Acquisitions and Treasury before being named Global Head of Investment Control, Mergers and Acquisitions in 2010. He has served as Chief Financial Officer of Hudson Group since 2012. Mr. Bartella holds a degree in Business Administration from the European University Viadrina in Frankfurt, Germany.
Roger Fordyce is an Executive Vice President and Chief Operating Officer. He is responsible for the day-to-day general management of the company. Mr. Fordyce served as Senior Vice President of Operations at Hudson Group from 1996 to 2008. Previously, he was Vice President of Operations from 1992 to 1996. Prior to that, he served as District Manager overseeing operations in LaGuardia, Penn Station and Grand Central Station, which were acquired by Hudson Group in 1990. Prior to joining Hudson Group in 1988, Mr. Fordyce held positions as manager at Dobbs/Aeroplex, WH Smith, and Greenman Bros. Mr. Fordyce received a Bachelor of Arts in Psychology from SUNY Stony Brook in 1977.
Brian Quinn is an Executive Vice President and Chief Operating Officer. He is responsible for the day-to-day general management of the company. Mr. Quinn was Vice President of Operations at Hudson Group from 1992 to 1996. Prior to that, he was General Manager of Hudson Group’s LaGuardia Airport operations. Prior to joining Hudson Group in 1991, Mr. Quinn held positions as Regional Vice President at the Rite-Aid Corporation, Regional Vice President at Faber Coe & Gregg, and General Manager of WH Smith New York City operations. Mr. Quinn attended St. John’s University, majoring in Political Science.
Hope Remoundos is an Executive Vice President and the Chief Marketing Officer. Ms. Remoundos served as Senior Vice President, Sales and Marketing at Hudson Group from 2000 to 2016, and held positions as Director and Vice President in Sales and Marketing from 1992 to 2000. Prior to joining Hudson Group in 1992, Ms. Remoundos worked for over 20 years in general management, circulation and consulting roles within the publishing and advertising industry. She served as a consultant with McNamee Consulting, and was General Manager and Circulation Manager for Egg Magazine (a division of Forbes) for three years. She was also associated with Select Magazines (five years), Curtis Circulation (three years), International Musician & Recording World, and Book Digest. Ms. Remoundos graduated with honors from Fairleigh Dickinson University in 1976, receiving a Bachelor of Science in Marketing.
Michael Mullaney is the Executive Vice President, Corporate Strategy & Business Development. Prior to joining Hudson Group in 2004, Mr. Mullaney served as Manager in Commercial and Business Development for the Cincinnati/Northern Kentucky International Airport. Mr. Mullaney was previously a senior consultant with Aviation Planning Associates and TransPlan, and a member of the Florida Department of Transportation’s Multimodal System Planning Bureau. Mr. Mullaney received a Bachelor of Science in Aviation Management/Flight from Florida Institute of Technology in 1988.
Richard Yockelson is the Senior Vice President, People & Administration, overseeing Human Resources and Payroll. Prior to joining Hudson Group in this role in 2005, Mr. Yockelson was Vice President of Human Resources for Party City Corporation for eight years. He also served as Director of Human Resources or Personnel Director for NBO Clothing, Workbench Furniture, Abraham & Straus (Federated Department Stores), Linens ‘N Things, Gimbel’s and Korvette’s Department Stores. Mr. Yockelson received a Bachelor of Business Administration in Business Management from Baruch College in 1974.
Michael Levy is a Senior Vice President and Chief Merchandising Officer. Prior to Mr. Levy joining Hudson Group in this role in 2008, he served as Vice President and Divisional Merchandise Manager of Saks Fifth Avenue from 2005 to 2008. Prior to that, he held positions as Vice President of Merchandise Planning and Buyer for Men’s Designer Clothing. Mr. Levy also held roles in merchandise buying and planning at Brooks Brothers, Polo Ralph Lauren Factory Stores, and Lord & Taylor. Mr. Levy received a Bachelor of Arts in Geriatric Psychology from Syracuse University in 1991.
Board of Directors
Our bye-laws provide that our board of directors shall consist of nine directors. Upon consummation of this offering, our board of directors will have                 directors,                 of whom will be independent directors. A director may be removed by the shareholders, in accordance with the Company’s bye-laws. See “Description of Share Capital and Bye-Laws.” Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.

Our board of directors will establish an audit committee and a nomination and remuneration committee prior to the consummation of this offering. No other committees will be established.
Set forth below are the names, ages and positions of each person who has agreed to serve on our board of directors upon completion of this offering. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom.
Name	Age	Position	Initial Year of Appointment	Director of Class
James Cohen	59	Director	2018	Class II (term expires in 2019)
Heekyung (Jo) Min	59	Director	2018	Class I (term expires in 2020)
Joaquín Moya-Angeler Cabrera	68	Director	2018	Class I (term expires in 2020)
Eugenia M. Ulasewicz	64	Director	2018	Class II (term expires in 2019)
Summary biographies for persons who have been identified to serve as directors upon completion of the offering are included below.
James S. Cohen will become a Director of the Company upon consummation of this offering. Mr. Cohen served as a member of the board of directors of Dufry AG from 2009 to 2016. He has held various positions at Hudson Media, Inc. since 1980, where he has been the Chief Executive Officer and President since 1994. In addition, Mr. Cohen is the Chairman and Chief Executive Officer of Hudson Capital Properties, an owner and developer of multi-family rental properties located predominantly in the Southeastern and Midwestern United States, and serves on the board of directors of COMAG Marketing Group, LLC. Mr. Cohen holds a bachelor’s degree in economics from the Wharton School of the University of Pennsylvania.
Heekyung (Jo) Min will become a Director of the Company upon consummation of this offering. Ms. Min has been a member of the Dufry AG board of directors since 2016, and has served as Executive Vice President at CJ Corporation, a publicly-listed multi-industry Korean conglomerate with retail operations since 2011. Ms. Min previously served as Director General, Incheon Free Economic Zone, Korea from 2007 to 2010, as Country Advisor, Global Resolutions, Korea in 2006 and as Executive Vice President, Prudential Investment and Securities Co., Korea from 2004 to 2005. Ms. Min holds an undergraduate degree from Seoul National University and a master’s degree in Business Administration from the Columbia Graduate School of Business. Ms. Min is a member of the Board of Directors of CJ Welfare Foundation and a member of the Operations Committee of Ghent University Global Campus.
Joaquín Moya-Angeler Cabrera will become a Director of the Company upon consummation of this offering. Mr. Moya-Angeler Cabrera has served as member of the board of directors of Redsa S.A. since 1997, Hildebrando since 2003, La Quinta Real Estate since 2003, Inmoan since 1989, Avalon Private Equity since 1999 and Corporación Tecnológica Andalucia since 2005. Mr. Moya-Angeler Cabrera is currently a member of the board of directors of La Quinta Group (chairman), Palamon Capital Partners, Board of Trustees University of Almeria (chairman), Fundación Mediterránea (chairman), Redsa S.A., Inmoan SL, Avalon Private Equity, Spanish Association of Universities Governing Bodies (chairman) and Corporation Group Leche Pascual (vice chairman). Mr. Moya-Angeler Cabrera holds a master’s degree in Mathematics from the University of Madrid, a degree in economics and forecasting from the London School of Economics and Political Science and an MBA from MIT’s Sloan School of Management.
Eugenia M. Ulasewicz will become a Director of the Company upon consummation of this offering. Ms. Ulasewicz most recently served as President of the Americas division for Burberry Ltd. from 1998 to 2013. She has been a member of the boards of directors of Bunzl PLC since 2011, Signet Jewelers Ltd. since 2013 and Vince Holding Corporation since 2014. Ms. Ulasewicz holds a bachelor’s degree from the University of Massachusetts, Amherst.
Audit Committee
The audit committee, which is expected initially to consist of                ,                 and              , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will also be responsible for reviewing and determining whether to approve certain transactions with related parties. See “Certain Relationships and Related Party Transactions — Related Party Transaction Policy.” The board of directors has determined that                 qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that                 and                 are independent, as independence is defined under the rules of the SEC and NYSE applicable to foreign private issuers.                 will be appointed to act as chairman of our audit committee.
Nomination and Remuneration Committee
The nomination and remuneration committee, which is expected to consist of Mr. Torres Carretero, Mr. Díaz González and Mr. Cohen, will assist the board in overseeing the long-term planning of appropriate appointments to the position of Chief Executive Officer, as well as establishing criteria for the selection of candidates for executive officer positions, including the position of Chief Executive Officer, and reviewing candidates to fill vacancies for executive officer positions. In addition, the nomination and remuneration committee will identify, review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, evaluate executive officers’ performance in light of such goals and objectives and determine each executive officer’s compensation based on such evaluation and will determine any long-term incentive component of each executive officer’s compensation. Mr. Cohen will be appointed to act as chairman of our nomination and remuneration committee.
Code of Business Conduct and Ethics
Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics will be available on our website upon consummation of this offering. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.
Duties of Directors
Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
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a duty to act in good faith in the best interests of the company;

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a duty not to make a personal profit from opportunities that arise from the office of director;

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a duty to avoid conflicts of interest; and

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a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.
Directors and Executive Management Compensation
The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits, and pension contributions. Total amount of compensation paid and benefits in kind provided to our executive management for the fiscal year 2016 was

$          . We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive management employees with respect to the fiscal year 2016 was $          . We did not have a board of directors in 2016.
Potential Changes to Our Remuneration Structure Contingent upon the Consummation of this Offering
New Equity Incentive Award Plan
Prior to the consummation of this offering, we will adopt an Equity Incentive Award Plan (the “Equity Plan”). The principal purpose of the Equity Plan will be to attract, retain and motivate selected members of senior management through the granting of share-based compensation awards. The Equity Plan will be similar to that currently used by Dufry to issue equity awards to certain members of our senior management. The Equity Plan will provide for the issuance of performance share units (“PSUs”) to eligible members of senior management, as determined by our board of directors. Such PSUs will represent the right to receive, free of charge, a certain number of our Class A common shares should the performance targets identified as of the date of grant be met by the Company as of the vesting date. The vesting date will be three years from the date of grant. We do not expect to grant any awards pursuant to the Equity Plan in 2017. Subject to the discretion of our board of directors, we expect that the first awards will be granted pursuant to the Equity Plan in 2018 and be subject to a three-year vesting period. As such, any awards granted in 2018 would not vest, if at all, until 2021. Should any awards vest, we expect to meet such awards by purchasing Class A common shares in the market.
Certain members of our senior management were granted PSU awards from Dufry in each of the years ended December 31, 2016, 2015 and 2014 and the nine months ended September 30, 2017. Should these Dufry PSU awards vest, they will entitle the holder to receive shares of Dufry.
Foreign Private Issuer and Controlled Company Exemptions
In general, under the New York Stock Exchange corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we intend to follow certain corporate governance practices of our home country, Bermuda, in lieu of certain of the corporate governance requirements of the New York Stock Exchange. Specifically, we do not intend to have a board of directors composed of a majority of independent directors or a nomination and remuneration committee composed entirely of independent directors.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the New York Stock Exchange corporate governance rules. A “controlled company” under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our controlling shareholder will control a majority of the combined voting power of our outstanding common shares upon completion of this offering, and our controlling shareholder will be able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the New York Stock Exchange corporate governance rules, including exemptions from the requirement that a majority of the directors on our board of directors be independent and the requirement that our nomination and remuneration committee consist entirely of independent directors.
The foreign private issuer exemption and the “controlled company” exemption do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our audit committee be composed of at least three directors, all of whom are independent. Under the New York Stock Exchange rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.

If at any time we cease to be a “controlled company” or a “foreign private issuer” under the rules of the New York Stock Exchange and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the New York Stock Exchange corporate governance rules.
Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the New York Stock Exchange corporate governance standards. See “Description of Share Capital and Bye-Laws.”

Certain Relationships and Related Party Transactions
Transactions with Dufry
Supply
Dufry is one of our largest suppliers of products. In particular, Dufry is the largest supplier of products for our duty free operations, including liquors and perfumes. For the years ended December 31, 2016, 2015 and 2014, $64.5 million, $46.3 million and $35.7 million, respectively, of cost of goods sold was attributable to purchases of products from Dufry. We expect Dufry to continue to supply us with products following this offering as contemplated by the Master Relationship Agreement to be entered into in connection with this offering. See “— New Agreements with Dufry — Master Relationship Agreement.”
Franchise and Other Services
We have historically paid a franchise fee to Dufry to license brands owned by Dufry or its subsidiaries, including the Dufry, Hudson, Nuance and World Duty Free brands, and to receive ancillary franchise services from Dufry including centralized support services, such as treasury, internal audit and other similar services. We expect Dufry or its subsidiaries to continue to license these brands to us and provide us with ancillary franchise services pursuant to the terms of new agreements to be entered into in connection with this offering. See “— New Agreements with Dufry — Franchise Agreements” and “— New Agreements with Dufry — Trademark License Agreement.”
We have historically received a fee from Dufry for our provision of consultation services to Dufry to assist Dufry in store concept and design, primarily for duty-paid stores outside the continental United States and Canada and in connection with the development, enhancement, maintenance, protection and exploitation of the Hudson brand. We expect to continue to provide Dufry with consultation services pursuant to the terms of new franchise agreements, all as contemplated by the Master Relationship Agreement to be entered into in connection with this offering. See “— New Agreements with Dufry — Master Relationship Agreement.”
We recorded $50.1 million, $44.2 million and $36.3 million in net expenses for all such services, respectively, for the years ended December 31, 2016, 2015 and 2014.
Treasury Operations
We have historically been an integral part of Dufry’s global treasury and cash management operations and we expect to continue to be an integral part of such operations following this offering. We also participate in Dufry Group’s cash pooling arrangement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Dufry Group Cash Pooling.”
At September 30, 2017 and December 31, 2016 and 2015, we owed $527.4 million, $475.2 million and $483.1 million, respectively, to Dufry pursuant to long-term financial loans (excluding current portion). We were charged $22.7 million, $29.1 million and $24.8 million in each of the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, respectively, in interest to Dufry. The weighted-average annual interest rate on our loans from Dufry for the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015 was 5.7%, 5.9% and 5.9%, respectively per year. In connection with the Reorganization Transactions, on August 1, 2017 we entered into an additional loan of CAD$195.0 million with Dufry. We repaid CAD$45.0 million on August 1, 2017. Interest on this loan is 3.8900% for CAD$65.0 million, with the remaining CAD$85.0 million bearing no interest. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”
We expect to continue to borrow from Dufry, engage in cash pooling with other Dufry entities and receive other treasury services from Dufry following this offering, in each case as contemplated by the Master Relationship Agreement to be entered into in connection with this offering. See “— New Agreements with Dufry — Master Relationship Agreement.”

New Agreements with Dufry
In connection with this offering, we will enter into a series of new agreements with Dufry. Most importantly, we will enter into the following agreements:
Master Relationship Agreement
This agreement will govern the general commercial relationship between us and other members of the Dufry Group. Recognizing our position as an integral part of the Dufry Group, the agreement provides, among other things, that:
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we will provide information concerning our business to Dufry upon request;

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subject to applicable law, we will not publish press releases concerning our business, results of operations or financial condition, reports, notices, proxy or information statements, registration statements or prospectuses without Dufry’s consent;

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we will cooperate with Dufry with respect to various matters, including the preparation of its public reports;

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unless we obtain Dufry’s consent, we will borrow funds only pursuant to facilities provided by members of the Dufry Group, and any such borrowing will be on substantially the same terms as our outstanding borrowings from members of the Dufry Group at the date of this offering, provided that the principal amount, interest rate (which may be fixed or floating) and term of future borrowings may vary from facility to facility, and the interest rate that Dufry charges us will correspond to Dufry’s weighted average cost of debt funding in the currency of our borrowings at the time that we borrow or refinance any such debt or, if a floating rate of interest is applied, Dufry’s weighted average cost of debt funding at each interest reset date, in each case plus an administration fee to reflect the cost to Dufry of providing the service;

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unless we obtain Dufry’s consent, we will execute foreign exchange transactions only through members of the Dufry Group, and if Dufry executes such foreign exchange transactions for us, it may execute them either with a third person on our behalf at the best quoted price or directly with us at the best price quoted by a third person, in each case as reasonably determined by Dufry, plus an administration fee to reflect the cost to Dufry of providing the service;

•
Dufry may direct us to deposit cash in any Dufry Group cash pooling arrangement up to the aggregate principal amount of borrowings by us from Dufry then outstanding, and such cash deposited by may be used to secure any credit positions in the cash pooling arrangements, either of us or our subsidiaries, or other Dufry Group members, and with Dufry’s consent, we may borrow from any cash pool at the then-prevailing market rate applicable to borrowings by similar borrowers from the bank operating the cash pooling arrangement, as reasonably determined by Dufry, plus an administration fee to reflect the cost to Dufry of providing the service; the agreement also provides that in the event of the insolvency, bankruptcy, receivership or other similar status of Dufry, the amount of any borrowing by us from Dufry should be set off against any amount deposited by us in any cash pooling arrangement that is not returned to us;

•
at Dufry’s option, we will purchase certain categories of products for sale, either directly from Dufry or through a third person with which Dufry has a supply arrangement, at prices to be determined by Dufry in accordance with its transfer pricing policy as then in effect for all members of the Dufry Group;

•
we will do all things necessary to comply with Dufry Group’s policies in effect from time to time;

•
we will support the Dufry Group in its global sales and marketing strategy and take any action requested by Dufry in furtherance thereof that does not materially adversely affect us;

•
we will use, apply and implement any information technology system, application or software required by Dufry, and we will be responsible to Dufry for the costs of any such system,

application or software, as well as any support services provided by Dufry, on the basis of the cost to the Dufry Group (including the cost of Dufry Group employees) for such product or service plus an administration fee to reflect the cost to Dufry of providing the service;
•
we will reimburse the Dufry Group for all costs incurred by the Dufry Group in connection with the granting and vesting of any awards to our employees of the Company Group, either before or after this offering, pursuant to the Dufry PSU Plan; and

•
at Dufry’s option, we will participate in any insurance policy or arrangement that Dufry effects for the members of the Dufry Group, and we will be responsible for any costs (incurred by Dufry or otherwise) associated with effecting or maintaining such policy or arrangement, as determined by Dufry in its sole discretion.

The agreement will terminate on the date when there are no issued and outstanding Class B common shares. Also, Dufry may terminate the agreement without cause upon six months’ notice to us. The agreement is governed by the Laws of Switzerland and if any dispute is not settled by mediation, it will be finally resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers’ Arbitration Institution.
Franchise Agreements
As contemplated by the Master Relationship Agreement certain of our subsidiaries will maintain various franchise agreements with the Dufry Group. The franchise agreements provide us with access to:
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franchise intellectual property (such as trademarks), including guidance and training on its use;

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franchise business concepts;

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franchise global distribution center tools;

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franchise supporting knowhow, such as marketing and promotion knowhow and training; and

•
ancillary franchise services, such as centralized support services including treasury, internal audit, legal, tax and other services to support the franchise.

In exchange for these access rights and support services, we will pay members of the Dufry Group franchise fees, which will vary depending on the trademark under which sales were made. We will pay franchise fees equal to:
•
3% of net sales for duty-free sales under the Dufry, Nuance and World Duty Free trademarks;

•
2% of net sales for duty-free sales not under any such trademark; and

•
0.35% of net sales for duty-paid sales.

Each franchise agreement may be terminated by Dufry without cause upon six months’ notice. Upon failure to cure a default under a franchise agreement within ten days of receiving notice of such default, the non-defaulting party may terminate the agreement. The agreements will also terminate on the date that the Master Relationship Agreement terminates. The franchise agreements are governed by Swiss law. We expect to file the Hudson brand franchise agreement as an exhibit to the registration statement of which this prospectus forms a part. The other franchise agreements are on substantially the same terms as the Hudson brand franchise agreement.
Trademark License Agreement
Separate to the franchise agreements, Dufry has granted us a seven-year license to use the Hudson brand and trademark within the continental United States, Hawaii and Canada. We will not pay Dufry any fee for such license.
Upon failure to cure a default under the trademark license agreement within ten days of receiving notice of such default, the non-defaulting party may terminate the agreement. The agreement will also terminate on the date that the Master Relationship Agreement terminates. The trademark license agreement is governed by Swiss law.

Registration Rights Agreement
In connection with this offering, we expect to enter into a registration rights agreement with Dufry International AG. The registration rights agreement will grant Dufry International AG and its designees specified registration rights in connection with any transfer of Class A common shares issuable to us or our affiliates upon conversion of any Class B common shares. See “Description of Share Capital and Bye-Laws — Conversion.” As a result, Dufry International AG may require us to use reasonable best efforts to effect the registration under the Securities Act of our Class A common shares that they or their affiliates own, in each case at our own expense. The registration rights agreement also provides that we will indemnify Dufry International AG in connection with the registration of our Class A common shares.
Transactions with Entities Controlled by Mr. James Cohen
During the years ended December 31, 2016, 2015 and 2014, we paid $20.6 million, $23.5 million and $25.0 million, respectively, to Hudson News Distributors, LLC and Hudson RPM Distributors, LLC, which are entities controlled by Mr. James Cohen, for the supply of magazines and other periodicals. We do not have a long-term distribution contract with these entities, but we expect to continue purchasing magazines and other periodicals from them after completion of this offering. Mr. Cohen is the former controlling shareholder of our business, is a current shareholder of Dufry and a member of a group of shareholders that hold or control approximately 20% of Dufry’s issued and outstanding shares, and was a member of Dufry’s board of directors from 2009 until April 2016. Mr. Cohen is invited to attend meetings of Dufry’s board of directors as a guest of the chairman from time to time.
We have subleased to Hudson Media, Inc., a company controlled by Mr. Cohen and his family, approximately 2,000 usable square feet, and provide office services, at our offices in East Rutherford, New Jersey, pursuant to an agreement entered into between Hudson Group Holdings, Inc. and Hudson Media, Inc. prior to our acquisition by Dufry. In connection therewith, Hudson Media, Inc. has paid approximately $16,800 annually in rent to us for each of the years ended December 31, 2016, 2015 and 2014. In addition, Hudson Media, Inc. currently occupies an additional area of approximately 2,000 usable square feet at no additional charge. Pursuant to a termination agreement between the parties, Hudson Media, Inc. has agreed to vacate the space it occupies in our offices.
In addition, in connection with the sale of their interests in our business, entities affiliated with Mr. Cohen entered into a Trademark Co-Existence Agreement (the “TCEA”) with us in 2008 (prior to Dufry’s acquisition of us later that year). The TCEA granted us the exclusive ownership of certain trademarks (Hudson News, Hudson Group, Hudson Booksellers, Hudson Group Retail Specialists, Hudson, the “Retail Marks”), which we have subsequently transferred to Dufry, and the entities affiliated with Mr. Cohen exclusive ownership of certain other marks (Hudson News Distributors, Hudson RPM Distributors, Magazine Distributors, the “Wholesale Marks”). We may not use the Wholesale Marks in connection with any distribution business, and the entities affiliated with Mr. Cohen may not use the Wholesale Marks in connection with any retail business. However, entities affiliated with Mr. Cohen may use other names and marks containing the terms “Hudson” or “Hudson News” in conjunction with the word or words “distributors,” “distribution,” “wholesale” and/or other words that clearly identify or reference the distribution business. Each party also agreed not to apply for any related mark in the other’s sphere of operations. The term of the TCEA is indefinite and runs until terminated by mutual written agreement.
Related Person Transaction Policy
In connection with this offering, we will adopt a policy regarding approval by the audit committee, subject to certain exceptions, of certain transactions between us and a related person (as defined below). Transactions subject to the policy would include the following transactions in which a related person has or will have a direct or indirect material interest:
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any transaction or series of transactions with a related person that is material to us or the related person, or

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any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which we are a party.

For purposes of the policy, “related person” means:
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any director or executive officer of  (i) the Company or (ii) an affiliated entity of the Company (including directors and members of the Group Executive Committee of Dufry);

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any immediate family member of a director or executive officer of  (i) the Company or (ii) an affiliated entity of the Company (including directors and members of the Group Executive Committee of Dufry);

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any nominee for director of  (i) the Company or (ii) an affiliated entity of the Company (including Dufry) and the immediate family members of such nominee;

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a 10% beneficial owner of the Company’s voting securities or any immediate family member of such owner; and

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enterprises in which a substantial interest in the voting power is owned, directly or indirectly by a person described in any of immediately preceding four bullet points or over which such a person is able to exercise significant influence.

Existing arrangements with related parties and new arrangements with related parties that are entered into in connection with this offering, in each case (i) that are described in this prospectus, (ii) including any subsequent amendment to any such arrangement that is not material to the Company and (iii) any ancillary services provided in connection therewith, will not require review, approval or ratification pursuant to the policy.

Principal and Selling Shareholders
The following table sets forth information as of            , 2018 regarding beneficial ownership of our Class A and Class B common shares (i) immediately prior to this offering, and (ii) immediately after giving effect to this offering, in each case giving effect to the Reorganization Transactions, by:
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Dufry AG, our controlling shareholder, through its wholly-owned subsidiary, Dufry International AG, the selling shareholder;

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each person whom we know to own beneficially more than 5% of our common shares;

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each executive officer;

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each director; and

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each director nominee.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to the completion of this offering and the percentage ownership calculations for beneficial ownership after consummation of this offering are based on            of our Class A common shares and            of our Class B common shares assumed to be issued and outstanding prior to and immediately following the closing of this offering (assuming no exercise by the underwriters of their over-allotment option to purchase up to            additional Class A common shares from the selling shareholder).
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Class A common shares that may be acquired by an individual or group within 60 days after the date of this prospectus, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to            additional Class A common shares within 30 days of the date of this prospectus from the selling shareholder to cover over-allotments.
Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Class A and Class B common shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The address for Dufry is Brunngässlein 12, CH – 4010 Basel, Switzerland. The address for each director and executive officer listed is 4 New Square, Bedfont Lakes, Feltham, Middlesex, United Kingdom.

Name of beneficial owner	Shares Beneficially Owned prior to the Offering				% of Total Voting Power prior to the Offering(2)	Number of Class A Common Shares Offered	Shares Beneficially Owned after the Offering(1)				Percentage of Outstanding Common Shares(1)(2)
	Class A Common Shares	%	Class B Common Shares	%			Class A Common Shares	%	Class B Common Shares	%
5% or greater shareholders:
Dufry AG(3)
Executive officers and directors:
Juan Carlos Torres Carretero
Julián Díaz González
Joseph DiDomizio
Adrian Bartella
Roger Fordyce
Brian Quinn
Hope Remoundos
Michael Mullaney
Richard Yockelson
Michael Levy
Director nominees:
James Cohen
Heekyung (Jo) Min
Joaquín Moya-Angeler Cabrera
Eugenia M. Ulasewicz

(1)
Assumes no exercise of the underwriters’ over-allotment option to purchase up to            additional Class A common shares from the selling shareholder. See “Underwriting.”

(2)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. The holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common shares, see “Description of Share Capital and Bye-Laws — Common Shares — Voting Rights.”

(3)
Represents Class B common shares held by Dufry International AG.

Description of Share Capital and Bye-Laws
The following is a description of the material terms of our bye-laws and memorandum of association as they will be in effect upon the completion of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our bye-laws and memorandum of association, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.
General
We are a Bermuda exempted company with limited liability. We are registered with the Registrar of Companies in Bermuda under registration number 52620. We were incorporated on May 30, 2017 under the name Hudson Ltd. Our registered office is located at 2 Church Street, Hamilton HM11, Bermuda. Our affairs are governed by our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda (the “Companies Act”).
The objects of our business are unrestricted, and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.
A register of holders of the common shares will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by                               , who will serve as branch registrar and transfer agent. Upon consummation of this offering, there will be issued and outstanding            Class A common shares, par value $0.001 per share, and            Class B common shares, par value $0.001 per share. Immediately following the completion of this offering, our authorized share capital will consist of             Class A common shares, par value $0.001 per share,            Class B common shares, par value $0.001 per share, and undesignated preference shares, par value $0.001 per share.
Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.
Common Shares
General
All of our issued and outstanding common shares are fully paid and non-assessable. Certificates representing our issued and outstanding common shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Our issued and outstanding common shares consist of Class A and Class B common shares. Holders of Class A and Class B common shares have the same rights other than with respect to voting and conversion rights. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights (except as described below under the heading “— Conversion”). If we issue any preference shares, the rights, preferences and privileges of holders of our Class A and Class B common shares will be subject to, and may be adversely affected by, the rights of the holders of such preference shares.
Dividends
The holders of our common shares will be entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our bye-laws. Dividends and other distributions on issued and outstanding shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any issued and outstanding preference shares. Dividends and other distributions will be distributed among the holders of our common shares on a pro rata basis.
Under Bermuda law, we may not declare or pay any dividends if there are reasonable grounds for believing that (i) we are, or after the payment of such dividends would be, unable to pay our liabilities as they become due, or (ii) the realizable value of our assets would thereby be less than our liabilities. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Voting Rights
Each Class A common share is entitled to one vote, and each Class B common share is entitled to 10 votes, on all matters upon which the shares are entitled to vote.
The quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy at least 15% of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.
To be passed at a general meeting of the Company, a resolution (including a resolution required for an amalgamation or merger of the Company) requires the affirmative vote of at least a majority of the votes cast at such meeting.
Subject to the Companies Act, at any general meeting of the Company a resolution put to the vote of the meeting shall be voted upon in such manner as the chairman of the meeting shall decide. The chairman of the meeting shall direct the manner in which the shareholders participating in such meeting may cast their votes. A poll may be demanded by (i) the chairman of the meeting; (ii) at least three shareholders present or voting by proxy or (iii) one or more shareholders present or represented by proxy holding not less than one-tenth of the total voting rights of the shareholders holding all of the issued and outstanding Class A and Class B common shares and any other shares of the Company or not less than one-tenth of the aggregate sum paid up on all issued and outstanding Class A and Class B common shares and any other shares of the Company having the right to attend and vote.
Conversion
Each Class B common share is convertible into one Class A common share at any time at the option of the holder of such Class B common share. Any Class B common shares that are converted into Class A common shares may not be reissued. The disparate voting rights of our Class B common shares will not change upon transfer unless such Class B common shares are first converted into our Class A common shares. Further, each Class B common share will automatically convert into one Class A common share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B common shares. Further, all of our Class B common shares will automatically convert into Class A common shares upon the date when all holders of Class B common shares together cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding.
Variation of Rights
As a matter of Bermuda law, the holders of one class of shares may not vary the voting rights of such class of shares relative to another class of shares, without the approval of the holders of each other class of our voting shares then in issue. As such, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of a majority of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of shareholders representing 10% of the issued shares of the relevant class is present. In addition, as the rights attaching to any class of shares are set forth in our bye-laws, a resolution of a general meeting of the Company is required to be passed to amend the bye-laws to vary such rights. For purposes of the Class A or Class B common shares, the only rights specifically attaching to such shares that may be varied as described in this paragraph are the voting, dividend and liquidation rights.
Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Further, our Class B common shares will automatically convert into Class A common shares on the date when all holders of Class B common shares together cease to hold Class B common shares representing, in the aggregate, 10% or more of the total number of Class A and Class B common shares issued and outstanding.
Transfer of Shares
Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of its common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.
Liquidation
In the event of our liquidation, dissolution or winding up, the holders of our Class A and Class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.
Election and Removal of Directors
Our bye-laws provide that our board shall consist of nine directors. Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.
Our bye-laws provide that the number of shareholders necessary to nominate a director is either (i) any number of shareholders representing at least 5% of the votes eligible to be cast at any general meeting of the Company by shareholders holding all of the issued and outstanding Class A and Class B common shares and any other shares of the Company having the right to vote; or (ii) not less than 100 shareholders of the Company. Any such eligible group of shareholders wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Such notice must be given to the secretary or the chairman of the Company at any time between 1 January and 1 March of the year the general meeting to vote on such proposal will be held.
Our bye-laws provide that, at any time, a director may be removed by either (i) an affirmative vote of at least a majority of the votes cast at a general meeting of the Company; or (ii) the written consent of any number of holders of common shares representing at least a majority of the votes eligible to be cast at a general meeting.
Proceedings of Board of Directors
Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.
The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of  “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.
Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.

Indemnity of Directors and Officers
We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.
Corporate Opportunities
Our bye-laws will provide that, to the fullest extent permitted by applicable law, we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities, that are from time to time presented to Dufry or any of its officers, directors, employees, agents, shareholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither Dufry nor its officers, directors, employees, agents, shareholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries. In the case of any such person who is a director or officer of the Company and who is expressly offered such corporate opportunity in writing solely in his or her capacity as a director or officer of the Company, such director or officer shall be obligated to communicate such opportunity to the Company. Existing and new shareholders will be deemed to have notice of and to have consented to the provisions of our bye-laws, including the corporate opportunity policy.
Preference Shares
Pursuant to Bermuda law and our bye-laws, our board of directors may establish by resolution one or more series of preference shares in such number and with such designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations could have the effect of discouraging an attempt to obtain control of the Company.
Capitalization of Profits and Reserves
Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman of the board or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least fourteen days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.
The quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy common shares representing at least 15% of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.
Certain Provisions of Bermuda Law
We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.
Consent under the Exchange Control Act 1972 (and its related regulations) has been received from the Bermuda Monetary Authority for the issue and transfer of our Class A common shares to and between non-residents of Bermuda for exchange control purposes provided our Class A common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.
Comparison of Bermuda Corporate Law and U.S. Corporate Law
You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to Delaware corporations and their stockholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us that differ in certain respects from provisions of the General Corporation Law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and you or all aspects of Delaware law that may differ from Bermuda law.

Duties of Directors
Our bye-laws provide that our business is to be managed and conducted by our board of directors. Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
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a duty to act in good faith in the best interests of the company;

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a duty not to make a personal profit from opportunities that arise from the office of director;

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a duty to avoid conflicts of interest; and

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a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors.
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the stockholders.
Delaware law provides that a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” The business judgment rule is a presumption that in making a business decision, directors acted on an informed basis and that the action taken was in the best interests of the company and its stockholders, and accordingly, unless the presumption is rebutted, a board’s decision will be upheld unless there can be no rational business purpose for the action or the action constitutes corporate waste. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control or the approval of a transaction resulting in a sale of control of the corporation.
Interested Directors
Bermuda law and our bye-laws provide that if a director has an interest in a material transaction or proposed material transaction with us or any of our subsidiaries or has a material interest in any person that is a party to such a transaction, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.
Under Delaware law, such transaction would not be voidable if  (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.
Voting Rights and Quorum Requirements
Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, the quorum required for a general meeting of shareholders to consider any resolution or take any action, including with respect to any meeting convened to consider or adopt a resolution required for an amalgamation or merger of the Company, is one or more persons present and representing in person or by proxy at least 15% of the votes eligible to be cast at any such general meeting, provided that for so long as there are any Class B common shares issued and outstanding, at least one holder of Class B common shares shall be required to be present in person or by proxy to constitute a quorum.
Any individual who is our shareholder and who is present at a meeting and entitled to vote at such meeting, may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of Class A common shares is entitled to one vote per Class A common share held and each holder of Class B common shares is entitled to 10 votes per Class B common share held.
Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or by-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or by-laws, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.
Dividend Rights
Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due, or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each Class A and Class B common share is entitled to dividends if, as and when dividends are declared by our board of directors on such classes, subject to any preferred dividend right of the holders of any preference shares. See “— Common Shares — Dividends” above.
Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Amalgamations and Mergers
The amalgamation or merger of a Bermuda company with another company or corporation requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Our bye-laws provide that any amalgamation or merger must be approved by the affirmative vote of at least a majority of the votes cast at a general meeting of the Company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.
Compulsory Acquisition of Shares Held by Minority Holders
An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a Bermuda company in the following ways:
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By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.

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If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

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Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.
Shareholders’ Suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts would, however, permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. The operation of this provision as a waiver of the right to sue for violations of federal securities laws may be unenforceable in U.S. courts.
Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
Indemnification of Directors and Officers
Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.
Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.
We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. We also have entered into directors’ service agreements with our directors, pursuant to which we have agreed to indemnify them against any liability brought against them by reason of their service as directors, except in cases where such liability arises from fraud, dishonesty, bad faith, gross negligence, willful default or willful misfeasance. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.
Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if  (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Access to Books and Records and Dissemination of Information
Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.
Shareholder Proposals
Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 10% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.
Delaware law provides that stockholders have the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.
Calling of Special Shareholders’ Meetings
Under our bye-laws, a special general meeting may be called by the chairman of the board or by a majority of our board of directors. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.
Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of stockholders.
Amendment of Memorandum of Association and Bye-laws
Under our bye-laws, the memorandum of association may be amended by a resolution passed at a general meeting of the Company. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders at a general meeting of the Company.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.
Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the corporation is required to approve the amendment of the certificate of incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then issued and outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.
Under Delaware law, unless the certificate of incorporation or by-laws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the by-laws of a corporation. Those by-laws dealing with the election of directors, classes of directors and the term of office of directors may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of shareholders carrying not less than a majority of all shares entitled to vote on the resolution.
History of Securities Issuances
We issued 100 common shares to Dufry International AG, a wholly-owned subsidiary of Dufry, on June 16, 2017, and such shares will be repurchased by the Company in connection with the Reorganization Transactions. In addition, the Company will issue Class B common shares to Dufry International AG in connection with the Reorganization Transactions and this offering. See “Principal and Selling Shareholders.”

Common Shares Eligible for Future Sale
Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, we will have a total of             common shares issued and outstanding. Of these shares, the            shares, or            shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining            shares, or            shares if the underwriters exercise their over-allotment option in full, are held by our affiliates, will be “restricted securities,” as that phrase is defined in Rule 144, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144, the remaining shares will be available for sale in the public market as follows:
Number of Class A common shares	Date
On the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
Number of Class B common shares	Date
On the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose Class A common shares are aggregated, who is our affiliate, including our controlling shareholder, is entitled to sell within any three-month period a number of Class A common shares that does not exceed the greater of 1% of our then-outstanding Class A common shares, which will equal approximately            Class A common shares immediately after this offering, or the average weekly trading volume of our Class A common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of Class A common shares that will be sold under Rule 144 since this will depend on the market price for our Class A common shares, the circumstances of the shareholder and other factors.
Lock-up Agreements
We and our executive officers, directors and the selling shareholder have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. After this offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to this offering.

Registration Rights Agreement
Dufry International AG and its designees will have the right, subject to the lock-up agreements described above, to require us to register our Class A common shares for resale in some circumstances. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Taxation
U.K. Tax Considerations
In the opinion of Davis Polk & Wardwell London LLP, the following is a general summary of material U.K. tax considerations relating to the ownership and disposal of Class A common shares. The comments set out below are based on current U.K. tax law as applied in England and Wales, and our understanding of HM Revenue & Customs (“HMRC”) practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are a “U.S. Holder” (as defined in the section entitled “Material U.S. Federal Income Tax Considerations”). This summary only applies to you if you are not resident in the U.K. for U.K. tax purposes and do not hold Class A common shares for the purposes of a trade, profession, or vocation that you carry on in the U.K. through a branch, agency, or permanent establishment in the U.K. and if you hold Class A common shares as an investment for U.K. tax purposes and are not subject to special rules.
This summary does not address all possible tax consequences relating to an investment in Class A common shares. In particular it does not cover the U.K. inheritance tax consequences of holding Class A common shares. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. Holders of Class A common shares are strongly urged to consult their tax advisers in connection with the U.K. tax consequences of their investment in Class A common shares.
U.K. Tax Residence
We intend to continue to centrally manage and control our affairs from the U.K., such that we are resident for tax purposes solely in the U.K.
U.K. Taxation of Dividends
We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of Class A common shares.
U.S. Holders who hold their Class A common shares as an investment and not in connection with any trade carried on by them should not be subject to U.K. tax in respect of any dividends.
U.K. Taxation of Capital Gains
An individual holder who is a U.S. Holder should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her Class A common shares unless such holder carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the Class A common shares are attributable and subject to the below exception.
An individual holder of Class A common shares who is temporarily non-resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the U.K.
A corporate holder of Class A common shares that is a U.S. Holder should not be liable for U.K. corporation tax on chargeable gains realized on the disposal of Class A common shares unless it carries on a trade in the U.K. through a permanent establishment to which the Class A common shares are attributable.
Stamp Duty and Stamp Duty Reserve Tax
No stamp duty reserve tax should be payable on any agreement to transfer Class A common shares, provided that Class A common shares are not registered in a register kept on our behalf in the U.K. and that Class A common shares are not paired with shares issued by a U.K. incorporated company. It is not intended that such a register will be kept in the U.K. or that Class A common shares will be paired with shares issued by a U.K. incorporated company.

No stamp duty should be payable on a transfer of Class A common shares by electronic book-entry through the facilities of DTC without an instrument of transfer. No stamp duty should be payable on a transfer of Class A common shares by way of an instrument of transfer provided that (i) any instrument of transfer is not executed in the U.K. and (ii) such instrument of transfer does not relate to any property situated, or any matter or thing done or to be done, in the U.K.
Material U.S. Federal Income Tax Considerations
In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.
This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
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certain financial institutions;

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dealers or traders in securities who use a mark-to-market method of tax accounting;

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persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

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persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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entities classified as partnerships for U.S. federal income tax purposes;

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tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

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persons that own or are deemed to own ten percent or more of our voting shares; or

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persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the U.K. and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:
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an individual that is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

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an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.
Taxation of Distributions
Distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. For so long as our common shares are listed on the NYSE or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of U.K. income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, U.K. income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any U.K. income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or Other Disposition of Common Shares
For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of  “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.”
Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we will not be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2017 and do not expect to become a PFIC in the foreseeable future. If we were a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we were a PFIC, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing the common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns common shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.
Bermudian Tax Considerations
In the opinion of Conyers Dill and Pearman Limited, the following is a general summary of material Bermudian tax considerations relating to the ownership and disposal of Class A common shares.
We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, severally, the number of Class A common shares indicated below:
Name	Number of Class A Common Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
UBS Securities LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A common shares subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the Class A common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of  $    per share under the public offering price. After the initial offering of the Class A common shares, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional Class A common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A common shares listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            Class A common shares.
	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to selling shareholder	$	$	$
The estimated offering expenses                 payable by us are approximately $          . We and the selling shareholder have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority in an aggregate amount not to exceed $          .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Class A common shares offered by them.
Our Class A common shares have been approved for listing on the New York Stock Exchange under the trading symbol “HUD.”
We, the selling shareholder and all directors and executive officers have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A common shares or any securities convertible into or exercisable or exchangeable for Class A common shares;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any Class A common shares or any securities convertible into or exercisable or exchangeable for Class A common shares;

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common shares; or

•
publicly announce any intention to engage in any of the above transactions;

whether any such transaction described above is to be settled by delivery of Class A common shares or such other securities, in cash or otherwise. In addition, the selling shareholder and each such director and executive officer agrees that, without the prior written consent of the representatives on behalf of the underwriters, such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Class A common shares or any security convertible into or exercisable or exchangeable for Class A common shares.
The restrictions described in the immediately preceding paragraph to do not apply to, among other exceptions:
•
the sale of Class A common shares to the underwriters;

•
the issuance by the Company of Class A common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•
the issuance by the Company of equity awards pursuant to employee benefit plans described in this prospectus; or

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A common shares, provided that (i) such plan does not provide for the transfer of Class A common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common shares may be made under such plan during the restricted period.

The representatives, in their sole discretion, may release the Class A common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A common shares in the open market to stabilize the price of the Class A common shares. These activities may raise or maintain the market price of the Class A common shares above independent market levels or prevent or retard a decline in the market price of the Class A common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling shareholder and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking or other commercial lending services for us or the selling shareholder, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our or our affiliates’ securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any Class A common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Class A common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
(a)
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A common shares to be offered so as to enable an investor to decide to purchase any Class A common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of Class A common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to Class A common shares in, from or otherwise involving the U.K.

Canada
The Class A common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Japan
The Class A common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the Class A common shares will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Expenses of the Offering
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
U.S. Securities and Exchange Commission registration fee		$12,450
FINRA filing fee		15,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total	$	*

*
To be provided by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

Legal Matters
The validity of the Class A common shares and certain other matters of Bermuda law will be passed upon for us by Conyers Dill & Pearman Limited. Certain matters of U.S. federal and New York state law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.
Experts
The combined statements of financial position of Hudson Group as of December 31, 2016 and 2015, and the related combined statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016 appearing in this prospectus and registration statement have been audited by Ernst & Young AG, an independent registered public accounting firm, Aeschengraben 9, 4051 Basel, Switzerland, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Dufry acquired 100% of Nuance on September 9, 2014. Certain entities that were part of Nuance are expected to be transferred to Hudson Ltd. prior to the initial public offering and are therefore reflected in Hudson Group’s combined financial statements from September 2014. This prospectus includes historical financial statements of those Nuance entities, as of September 8, 2014 and for the period from January 1, 2014 through September 8, 2014, which have been audited by Ernst & Young AG, independent auditors, as stated in their report appearing herein, and which are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Service of Process and Enforcement of Civil Liabilities
We are a Bermuda exempted company. As a result, the rights of holders of our Class A common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and Ernst & Young AG, an expert, referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Where You Can Find More Information
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and controlling shareholder are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Dufry AG
We have audited the accompanying combined statements of financial position of Hudson Group as of December 31, 2016 and 2015, and the related combined statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Hudson Group as of December 31, 2016 and 2015, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ Ernst & Young AG
Basel, Switzerland
August 25, 2017
Except with regard to the statement of cash flows restatement as described in Note 2.4, as to which the date is October 12, 2017

HUDSON GROUP
COMBINED FINANCIAL STATEMENTS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2016, 2015 and 2014
In Millions of USD	Note	2016	2015	2014
Turnover	7	1,687.2	1,403.0	1,118.7
Cost of sales		(645.3)	(534.1)	(424.6)
Gross profit		1,041.9	868.9	694.1
Selling expenses	8	(395.7)	(325.7)	(249.7)
Personnel expenses	9	(337.4)	(279.5)	(222.6)
General expenses	10	(151.9)	(130.9)	(106.2)
Share of result of associates	11	(0.7)	1.7	0.6
Depreciation, amortization and impairment	12	(103.7)	(86.7)	(59.6)
Other operational result	13	(9.3)	(1.7)	(1.5)
Operating profit		43.2	46.1	55.1
Interest expenses	14	(29.8)	(25.4)	(25.4)
Interest income	14	2.1	1.6	1.7
Foreign exchange gain/(loss)		—	(0.2)	(0.2)
Earnings before taxes (EBT)		15.5	22.1	31.2
Income tax	15	34.3	(3.8)	(1.6)
Net earnings		49.8	18.3	29.6
OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		12.9	(35.9)	(13.1)
Items to be reclassified to net income in subsequent periods, net of tax		12.9	(35.9)	(13.1)
Total other comprehensive income, net of tax		12.9	(35.9)	(13.1)
Total comprehensive income, net of tax		62.7	(17.6)	16.5
NET EARNINGS ATTRIBUTABLE TO:
Equity holders of the parent		23.5	(7.7)	7.1
Non-controlling interests		26.3	26.0	22.5
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO
Equity holders of the parent		36.4	(43.6)	(6.0)
Non-controlling interests		26.3	26.0	22.5

HUDSON GROUP
COMBINED STATEMENTS OF FINANCIAL POSITION
at December 31, 2016 and 2015
In Millions of USD	Note	Dec 31, 2016	Dec 31, 2015
ASSETS
Property, plant and equipment	17	256.3	227.2
Intangible assets	19	691.2	718.5
Investments in associates	11	2.4	3.3
Deferred tax assets	21	153.0	146.5
Other non-current assets	22	31.1	29.6
Non-current assets		1,134.0	1,125.1
Inventories	23	161.4	146.7
Trade receivables	24	8.2	6.5
Other accounts receivable	25	47.3	56.8
Income tax receivables		4.5	1.0
Cash and cash equivalents		187.6	160.4
Current assets		409.0	371.4
Total assets		1,543.0	1,496.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent		658.2	620.1
Non-controlling interests	28	72.2	67.8
Total equity		730.4	687.9
Financial debt	29	475.2	483.1
Deferred tax liabilities	21	71.8	108.6
Other non-current liabilities	30	1.1	1.8
Non-current liabilities		548.1	593.5
Trade payables		91.3	83.5
Financial debt	29	1.5	0.9
Income tax payables		3.8	3.3
Other liabilities	30	167.9	127.4
Current liabilities		264.5	215.1
Total liabilities		812.6	808.6
Total liabilities and shareholders’ equity		1,543.0	1,496.5

HUDSON GROUP
COMBINED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2016, 2015 and 2014
In Millions of USD	Note	Shareholder’s Equity	Non-Controlling Interests	Total Equity
Balance at January 1, 2014		77.0	42.1	119.1
Net earnings/(loss)		7.1	22.5	29.6
Other comprehensive income/(loss)		(13.1)	—	(13.1)
Total comprehensive income/(loss) for the period		(6.0)	22.5	16.5
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS:
Dividends to non-controlling interests		—	(21.7)	(21.7)
Business combinations	6.2	211.5	10.6	222.1
Share-based payment	26	0.1	—	0.1
Total transactions with or distributions to owners		211.6	(11.1)	200.5
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES:
Changes in participation of non-controlling interests		—	7.1	7.1
Balance at December 31, 2014		282.6	60.6	343.2
Net earnings/(loss)		(7.7)	26.0	18.3
Other comprehensive income/(loss)		(35.9)	—	(35.9)
Total comprehensive income/(loss) for the period		(43.6)	26.0	(17.6)
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS:
Dividends to non-controlling interests		—	(28.7)	(28.7)
Business combinations	6.1	380.3	5.2	385.5
Share-based payment	26	0.6	—	0.6
Tax effect on equity transactions		0.2	—	0.2
Total transactions with or distributions to owners		381.1	(23.5)	357.6
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES:
Changes in participation of non-controlling interests		—	4.7	4.7
Balance at December 31, 2015		620.1	67.8	687.9
Net earnings/(loss)		23.5	26.3	49.8
Other comprehensive income/(loss)		12.9	—	12.9
Total comprehensive income/(loss) for the period		36.4	26.3	62.7
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS:
Dividends to non-controlling interests		—	(27.4)	(27.4)
Share-based payment	26	1.2	—	1.2
Tax effect on equity transactions		0.5	—	0.5
Total transactions with or distributions to owners		1.7	(27.4)	(25.7)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES:
Changes in participation of non-controlling interests		—	5.5	5.5
Balance at December 31, 2016		658.2	72.2	730.4

HUDSON GROUP
COMBINED STATEMENT OF CASH FLOWS
for the years ended December 31, 2016, 2015 and 2014
In Millions of USD	Note	2016	2015	2014 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Earnings before taxes (EBT)		15.5	22.1	31.2
ADJUSTMENTS FOR
Depreciation, amortization and impairment	12	103.7	86.7	59.6
Loss/(gain) on sale of non-current assets		1.9	(0.1)	0.1
Increase/(decrease) in allowances and provisions		(2.0)	2.0	(1.3)
Loss/(gain) on unrealized foreign exchange differences		6.4	(0.3)	0.4
Other non-cash items		1.2	0.7	—
Share of result of associates	11	0.7	(1.7)	(0.6)
Interest expense	14	29.8	25.4	25.4
Interest income	14	(2.1)	(1.6)	(1.7)
Cash flow before working capital changes		155.1	133.2	113.1
Decrease/(increase) in trade and other accounts receivable		(9.1)	(2.2)	7.0
Decrease/(increase) in inventories	23	(14.2)	(17.1)	(9.7)
Increase/(decrease) in trade and other accounts payable		41.3	5.8	34.8
Dividends received from associates	11	0.2	1.2	0.4
Cash generated from operations		173.3	120.9	145.6
Income taxes paid		(3.5)	(15.5)	(1.4)
Net cash flows from operating activities		169.8	105.4	144.2
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	18	(88.3)	(49.4)	(58.3)
Purchase of intangible assets	20	(5.7)	(3.0)	(3.1)
Proceeds from sale of property, plant and equipment		0.4	1.8	—
Interest received		1.2	1.2	0.7
Net cash acquired in business combinations		—	4.4	13.9
Proceeds from sale of interests in subsidiaries and associates		—	30.0	—
Net cash flows used in investing activities		(92.4)	(15.0)	(46.8)
CASH FLOW FROM FINANCING ACTIVITIES
Repayment of financial debt	29	(7.3)	(10.0)	(27.4)
Proceeds from/(repayment of) 3rd party loans		12.8	31.4	10.1
Dividends paid to non-controlling interest		(27.4)	(28.7)	(21.7)
Net contributions from/(purchase of) non-controlling interests		(0.1)	1.2	—
Interest paid		(29.3)	(25.5)	(25.0)
Net cash flows (used in)/from financing activities		(51.3)	(31.6)	(64.0)
Currency translation on cash		1.1	(2.9)	0.4
(Decrease)/increase in cash and cash equivalents		27.2	55.9	33.8
CASH AND CASH EQUIVALENTS AT THE
– beginning of the period		160.4	104.5	70.7
– end of the period		187.6	160.4	104.5

HUDSON GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS
1.
CORPORATE INFORMATION

Hudson Group (“Hudson” or the “Group”) operates in the Duty Paid and Duty Free travel retail markets and operated 975 stores in 80 locations, throughout the continental United States and Canada at December 31, 2016.
All entities combined in these financial statements are directly or indirectly owned subsidiaries of Dufry AG (Dufry), one of the world’s leading travel retail company which is headquartered in Basel, Switzerland. Dufry’s shares are listed on the Swiss Stock Exchange (SIX) in Zurich, Switzerland and its Brazilian Depository Receipts (BDR) on the BM&FBOVESPA in Sao Paolo, Brazil.
Hudson Ltd. was incorporated on May 30, 2017 in Hamilton, Bermuda as a wholly owned subsidiary of Dufry. In connection with the initial public offering (IPO) and listing on the New York Stock Exchange of its class A shares, Hudson Ltd. will become the direct or indirect parent of all entities that are part of Hudson Group. Hudson Ltd. has had no operations, only nominal assets and no liabilities or contingencies since inception.
2.
ACCOUNTING POLICIES

2.1
BASIS OF PREPARATION

In connection with the proposed IPO of Hudson Group, these combined financial statements have been prepared for the purpose of integration in the prospectus for the IPO and listing on the New York Stock Exchange (NYSE) of the class A common shares of Hudson Ltd. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).
These are the first financial statements of the Hudson Group prepared in accordance with IFRS. As such, Hudson Group is a first-time adopter. However, since these are also the first financial statements of the Hudson Group, no reconciliations from previous GAAP to IFRS are disclosed. The assets and liabilities included in these financial statements have been measured on the basis of the carrying amounts included in Dufry Group’s consolidated financial statements.
For the purpose of these combined financial statements, Hudson Group comprises all entities and operations directly or indirectly owned by Dufry which are expected to be transferred to Hudson Ltd prior to its initial listing at the NYSE. Refer to Note 2.2 for the principles applied to this combination; refer to List of Subsidiaries for an overview of entities included in the scope of combination. The combined financial statements have been prepared based on the financial reporting packages that were used for the preparation of the consolidated financial statements of Dufry. Hudson Group uses the same accounting policies and principles in these combined financial statements as were used for the preparation of the consolidated financial statements of Dufry.
The combined financial statements have been prepared based on historical costs, except for available-for-sale financial assets and liabilities (including derivative instruments), which are measured at fair value, as explained in the accounting policies below. Historical costs are generally based on the fair value of the consideration given in exchange for assets. The combined financial statements are presented in millions of US dollars; all values are rounded to the nearest one hundred thousand, except when indicated otherwise.
In the past, Hudson Group has not operated as an independent group of companies. The combined financial statements may therefore not be indicative of the financial position and performance that would have been achieved had Hudson Group operated as an independent group of companies.
Hudson Group utilizes centralized functions of Dufry to support its operations, and in return, Dufry allocates certain of its expenses to Hudson Group. Such expenses represent costs related to, but not limited to, information technology, treasury services, legal services, accounting and tax support, insurance programs, business-related intellectual property (such as marketing knowhow and product assortment advice) and access to Dufry’s global distribution center. All expenses are charged or credited to Hudson Group by Dufry or subsidiaries of Dufry via a franchise fee which is based on net sales, except for expenses in connection with information technology, which are charged or credited directly to Hudson Group. The Company has provided a description of the amounts charged under these agreements in Note 31 to the financial statements. Management believes the expenses charged directly or via the franchise fee reasonably reflect the utilization of services provided to or the benefit received by Hudson Group during the periods presented. However, these shared expenses may not represent the amounts that would have been incurred had Hudson Group operated autonomously or independently from Dufry. It is not practicable to estimate actual costs that would have been incurred had Hudson been a stand-alone company during the periods presented. Actual costs that would have been incurred if Hudson Group had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas.
For the purpose of these combined financial statements, income taxes have been calculated using the separate return method.
The combined financial statements were authorized for issue on August 25, 2017 by the management of Dufry International AG.
2.2
PRINCIPLES OF COMBINATION

The combined financial statements of Hudson Group comprise all entities and operations directly or indirectly owned by Dufry which are expected to be transferred to Hudson Ltd prior to its initial listing at the NYSE; this includes subsidiaries, associates and joint ventures.
Subsidiaries are fully consolidated from the date of acquisition, being the date on which Dufry obtained control over the entity of Hudson Group, and continue to be consolidated until the date when such control is lost. An entity of Hudson Group controls another entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the other entity. All intra-group balances, transactions, unrealized gains or losses resulting from intra-group transactions and dividends are eliminated in full.
Transactions with subsidiaries of Dufry outside the scope of combination of Hudson Group have not been eliminated and are reported as related party transactions in these combined financial statements, refer to note 31.
A change in the ownership of a subsidiary, without a loss of control, is accounted for as an equity transaction. If Hudson Group loses control over a subsidiary, it
—
derecognizes the assets (including goodwill) and liabilities of the subsidiary, derecognizes the carrying amount of any non-controlling interest as well as derecognizes the cumulative translation differences recorded in equity,

—
recognizes the fair value of the consideration received, recognizes the fair value of any investment retained as well as recognizes any surplus or deficit in the income statement and

—
reclassifies the parent’s share of components previously recognized in other comprehensive income to the income statement or retained earnings, as appropriate.

For the accounting treatment of associated companies refer to note 2.3.
2.3
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)
Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, Hudson selects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related transaction costs are expensed and included in other operational result. When Hudson acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in contingent considerations recognized in the income statement.
Hudson measures goodwill at the acquisition date as:
—
The fair value of the consideration transferred;

—
plus the recognized amount of any non-controlling interests in the acquiree;

—
plus if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree;

—
less the net recognized amount of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in the income statement.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to Hudson’s cash-generating units that are expected to benefit from the combination.
Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless there are specific allocations.
b)
Revenue Recognition

Sales are measured at the fair value of the consideration received, excluding sales taxes or duties. Retail sales are settled in cash or by credit card, whereas advertising income is recognized when the services have been rendered.
c)
Cost of sales

Cost of sales are recognized when the Group sells a product and comprise the purchase price and the cost incurred until the product arrives at the warehouse, i.e. import duties, transport, inventory valuation adjustments and inventory differences.
d)
Foreign currency

The financial statements are expressed in millions of U.S. dollars (USD). Each entity included in Hudson uses its corresponding local currency and items included in the financial statements of each entity are measured using that local currency. Transactions in foreign currencies are initially recorded in the local currency using the exchange rate at the date of the transaction.
Monetary assets and liabilities denominated in foreign currencies are re-measured to their fair value in the local currency using the exchange rate at the reporting date and the difference is recorded as unrealized foreign exchange gains or losses. Exchange differences arising on the settlement or on the translation of derivative financial instruments are recognized through the income statement, except where the hedges on net investments allow the recognition in other comprehensive income, until the respective investments are disposed of. Any related deferred tax is also accounted through other comprehensive income. Non-monetary items are measured at historical cost in the respective local currency.

At the reporting date, the assets and liabilities of all subsidiaries reporting in foreign currency are translated into the reporting currency of Hudson (USD) using the exchange rate at the reporting date. The income statements of the subsidiaries are translated using the average exchange rates of the respective month in which the transactions occurred. The net translation differences are recognized in other comprehensive income. On disposal of a foreign entity or when control is lost, the deferred cumulative translation difference recognized within equity relating to that particular operation is recognized in the income statement as gain or loss on sale of subsidiaries.
Intangible assets and fair value adjustments identified during a business combination (purchase price allocation) are treated as assets and liabilities in the local currency of such operation.
Principal foreign exchange rates applied for valuation and translation:
	Average Rate			Closing Rate
In USD	2016	2015	2014	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
1 CAD	0.7552	0.7832	0.9057	0.7446	0.7232	0.8610
e)
Leases

Leases, including concession contracts, in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the leases’ inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.
f)
Share-based payments

Equity settled share based payments to employees and other third parties providing services are measured at the fair value of the equity instruments at grant date. The fair value determined at grant date of the equity-settled share-based payments is expensed on a pro rata basis over the vesting period, based on the estimated number of equity instruments that will eventually vest. At the end of each reporting period, Hudson revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the income statement such that the cumulative expense reflects the revised estimate.
Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the holder of the option as measured at the date of modification.
g)
Taxation

Income tax expense represents the sum of the current income tax and deferred tax.
Income tax positions not relating to items recognized in the income statement, are recognized in correlation to the underlying transaction either in other comprehensive income or equity.

Current income tax
Income tax receivables or payables are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted at the reporting date in the countries or states where Hudson operates and generates taxable income.
Income tax relating to items recognized in other comprehensive income is recognized there as well.
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax basis of assets or liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Deferred tax liabilities are recognized for all taxable temporary differences, except:
—
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

—
In respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits or tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:
—
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

—
In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the reporting date applicable for each respective company.
h)
Property, plant and equipment

These are stated at cost less accumulated depreciation and any impairment in fair value. Depreciation is computed on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The useful lives applied are as follows:
—
Real estate (buildings) 20 to 40 years

—
Leasehold improvements the shorter of the lease term or 10 years

—
Furniture and fixtures the shorter of the lease term or 5 years

—
Motor vehicles the shorter of the lease term or 5 years

—
Computer hardware the shorter of the lease term or 5 years

i)
Intangible assets

These assets mainly comprise of concession rights. Intangible assets acquired separately are capitalized at cost and those from business combinations are capitalized at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life. Intangible assets with an indefinite useful life are reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, any changes are made on a prospective basis.
j)
Impairment of non-financial assets

Intangible assets that are subject to depreciation and amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or cash generating unit exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units).
k)
Associates

Associates are all entities over which Hudson has significant influence but not control, generally accompanying a shareholding of more than 20% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost. The carrying amount is increased or decreased to recognize the investor’s share of the net earnings of the investee after the date of acquisition and decreased by dividends declared. Hudson’s investment in associates includes goodwill identified on acquisition.
Hudson’s share of post-acquisition net earnings and its share of post-acquisition movements in other comprehensive income are recognized in the combined statement of comprehensive income with a corresponding adjustment to the carrying amount of the investment. When Hudson’s share of losses in an associate equals or exceeds its interest in the associate, Hudson does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to net earnings where appropriate.
Hudson determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, Hudson calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to share of result of associates in the income statement.
Profits and losses resulting from upstream and downstream transactions between Hudson and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by Hudson.
Dilution gains and losses arising in investments in associates are recognized in the income statement.
l)
Inventories

Inventories are valued at the lower of historical cost or net realizable value. The historical costs are determined using the weighted average method, Historical cost includes all expenses incurred in bringing the inventories to their present location and condition. Purchase discounts and rebates are deducted in determining the cost of inventories. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventory allowances are set up in the case of slow-moving and obsolete stock. Expired items are fully written off.

m)
Trade receivables/trade payables

Receivables and payables in respect of the sale/purchase of merchandise are included in these positions.
n)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand or current bank accounts as well as short-term deposits at banks with initial maturity below 91 days. Credit card receivables with a maturity of up to 4 days are included as cash in transit. Short-term investments are included in this position if they are highly liquid, readily convertible into known amounts of cash and subject to insignificant risk of changes in value. In 2016 and 2015, there were no short-term deposits due within 90 days.
o)
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that Hudson will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate at the end of the reporting period of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third-party, a receivable is recognized as an asset if it is virtually certain that the reimbursement will be received and the amount of the receivable can be measured reliably.
Contingent liabilities acquired in a business combination
Contingent liabilities acquired in a business combination are initially measured at fair value at the acquisition date. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37 Provisions, contingent liabilities and contingent assets and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18 Revenue.
p)
Financial instruments

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets and financial liabilities at fair value through profit or loss (FVTPL), are deducted from or added to the fair value of the financial assets or financial liabilities on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in the income statement.
Trade and other accounts receivable
Trade and other receivables (including credit cards receivables, other accounts receivable, cash and cash equivalents) are measured at amortized cost using the effective interest method, less any impairment.
Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected. Certain categories of financial assets, such as trade receivables, are assessed for impairment individually. Subsequent recoveries of amounts previously written off are credited against the allowance accounts for these categories. Changes in the carrying amount of the allowance account are recognized in the income statement in the lines selling expenses or other operational result.

Derecognition of financial assets
Hudson derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If Hudson neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred as set, Hudson recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If Hudson retains substantially all the risks and rewards of ownership of a transferred financial asset, Hudson continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
Financial liabilities at FVTPL
These are stated at fair value, with any gains or losses arising on re-measurement recognized in the income statement. The net gain or loss recognized in the combined income statement incorporates any interest paid on the financial liability and is included in the financial result in the income statement. Fair value is determined in the manner described in note 34.
Other financial liabilities
Other financial liabilities (including borrowings) are subsequently measured at amortized cost using the effective interest method.
Derecognition of financial liabilities
Hudson derecognizes financial liabilities only when the obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid or payable is recognized in the combined income statement.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the combined statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
q)
Derivative financial instruments

Hudson may enter into a variety of derivative financial instruments to manage its exposure to interest rate or foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in note 34.
Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the income statement unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the income statement depends on the nature of the hedge relationship.
Embedded derivatives
Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.
2.4
Restatement of the combined financial statements

We identified an error in the statement of cash flows related to the TNG acquisition for the year-ended December 31, 2014. The correction of this error resulted in the restatement of our previously reported financial statements as of and for the year ended December 31, 2014.

The effects of the restatement on our combined statement of cash flow for the year ended December 31, 2014 is as follows:
In Millions of USD	Previously Reported	Adjustment	Restated
Net cash acquired in business combination	(76.2)	90.1	13.9
Net cash flow used in investing activities	(136.9)	90.1	(46.8)
Proceeds from financial debt	62.7	(62.7)	0.0
Repayment of financial debt	0.0	(27.4)	(27.4)
Net cash flow (used in)/from financing activities	26.1	(90.1)	(64.0)
3.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of Hudson’s combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date.
KEY SOURCES OF ESTIMATION UNCERTAINTY
The key assumptions concerning the future and other key sources of estimation include uncertainties at the reporting date, which may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial periods, are discussed below.
Concession rights
Concession rights acquired in a business combination are measured at fair value as at the date of acquisition and amortized over the contract duration. Hudson annually assesses the concession rights with finite lives for impairment indications.
Goodwill
Hudson tests these items annually for impairment. The underlying calculation requires the use of estimates. The assumptions used are disclosed in note 19.1.
Income taxes
Hudson is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax assessment is uncertain. Hudson recognizes liabilities for tax audit issues based on estimates of whether additional taxes will be payable. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax or deferred tax provisions in the period in which such assessment is made. Further details are given in notes 15 and 21.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits. Further details are given in note 21.
Share-based payments
Hudson measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the grant date. Estimating such fair values require determining the most appropriate valuation model for a grant of equity instruments, which depends on the terms and conditions of the grant, as well as the most appropriate inputs to the valuation model including the expected probability that the triggering clauses will be met. The result will be the expected quantity of shares to be assigned. The assumptions and models used are disclosed in note 26.

Purchase price allocation
The determination of the fair values of the identifiable assets (especially the concession rights) and the assumed liabilities (especially the contingent liabilities recognized as provisions), resulting from business combinations, is based on valuation techniques such as the discounted cash flow model. Some of the inputs to this model are partially based on assumptions and judgments and any changes thereof would affect the reported values (see note 6).
Consolidation of entities where Hudson has control, but holding only minority voting rights
Hudson considers controlling certain entities, even when it holds less than the majority of the voting rights, when it is exposed to or has the rights to variable returns from the involvements with the investee and has the ability to affect those returns through its power over the entity. These indicators are evaluated at the time of first consolidation and reviewed when there are changes in the statutes or composition of the executive board of these entities.
4.
NEW AND REVISED STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED/EFFECTIVE

The standards and interpretations described below are expected to have an impact on Hudson’s financial position, performance, and/or disclosures. Hudson intends to adopt these standards when they become effective.
IFRS 9
Financial Instruments (effective January 1, 2018)
Phase 1:   Classification and measurement — determines how financial assets and financial liabilities are accounted for and measured on an ongoing basis.
Phase 2:   Impairment — a new single expected loss impairment model is introduced that will require more timely recognition of expected credit losses.
Phase 3:   Hedge accounting — the new model aligns the accounting treatment with risk management activities, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.
The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of Hudson’s financial assets, but will not impact the financial liabilities. Phase 2 is not expected to have any significant impact on the financial statements and phase 3 is expected to affect the disclosure requirements.
IFRS 15
Revenue from contracts with customers (effective January 1, 2018)
IFRS 15, revenue from contracts with customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.
The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. Hudson has analyzed the impact of the standard, however, has not identified any material changes to the current revenue recognition approach. Hudson considered the following aspects:
a)
Sale of goods

Hudson’s retail sales are in cash or credit card and the revenue recognition occurs when the assets are transferred to the customer,
b)
Advertising income

Advertising income is recognized when the services have been rendered.

IFRS 16
Leases (effective January 1, 2019)
Lessees will be required to recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The lease liability will be measured at present value of the lease payments to be made over the lease term. In other words, lessees will appear to become more asset-rich but also more indebted. To be considered as such, a lease agreement has to convey the right to control the use of an identified asset throughout the period of use, so that the customer has the right to obtain substantially all of the economic benefits from the use of the identified asset; and direct the use of the identified asset (i.e. direct how and for what purpose the asset is used).
The standard will mainly affect the accounting of:
a)
Concession agreements

Hudson enters into concession agreements with operators of airports, railway stations etc. to operate retail shops. Usually these arrangements require a variable compensation based on sales or other activity indicators, with a minimum threshold. In those cases where at the inception of the agreement the minimum amounts can be calculated reliably over the respective contractual terms, Hudson will account for this part as a lease in accordance with IFRS 16,
b)
Rent agreements for office and warehouse buildings

These agreements will usually qualify as leases under IFRS 16, except if the duration is shorter than 12 months.
Hudson is currently conducting a detailed survey and compliance analysis of relevant agreements and expects material changes in its statement of financial position.
Amendments that are considered to be insignificant from a current point of view:
Sale or Contribution of Assets between an Investor and its Associate or Joint venture (proposed amendments to IFRS 10 and IAS 28) (effective date not yet defined by IASB)
The gain or loss resulting from the sale to or contribution from an associate of assets that constitute a business as defined in IFRS 3 is recognized in full. The gain or loss resulting from the sale to or contribution from a subsidiary that does not constitute a business as defined in IFRS 3 (i.e. not a group of assets conforming a business) to an associate is recognized only to the extent of unrelated investors’ interests in the associate.
Annual Improvements 2014 – 2016 — issued December 2016
IAS 28 Investment in Associates and Joint ventures (effective January 1, 2018)
Clarification that the election to measure at fair value through profit or loss is available on an investment-by-investment basis, upon initial recognition.
5.
SEGMENT INFORMATION

Hudson consists of one operating segment “Travel Retail Operations” for which reports are submitted to the Group Executive Committee (formerly the Divisional Committee of Dufry), being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and the allocation of resources.
Hudson generates turnover from selling a wide range of duty-free and duty-paid products through its stores that are mainly located at airports, commuter terminals, hotels, landmarks or tourist destinations. Refer to Note 7 for a split of net sales by product category, market sector and sales channel.

Net Sales by Country
In Millions of USD	2016	2015	2014
US	1,359.1	1,164.2	1,001.6
Canada	291.0	205.4	88.1
Total	1,650.1	1,369.6	1,089.7

Non-Current Assets by Country (excluding financial instruments and deferred taxes)
In Millions of USD	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
US	568.2	564.2	417.6
Canada	410.4	411.1	224.2
Total	978.6	975.3	641.8

6.
ACQUISITIONS OF BUSINESSES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

2016 TRANSACTIONS
There were no transactions in 2016.
2015 TRANSACTIONS
6.1
ACQUISITION OF WORLD DUTY FREE S.P.A.

In a two step acquisition on August 7, 2015, and November 13, 2015, Dufry acquired 100% in the voting equity interests in World Duty Free S.p.A. (WDF), a publicly listed company in Italy for a total consideration of USD 2,859.5 (EUR 2,608.7) million equivalent of EUR 10.25 per share in cash. The acquisition was mainly financed through the issuance of share capital. This acquisition was accounted using the acquisition method.
For this acquisition, Dufry incurred transaction costs of USD 32.7 million in 2015 presented as other operational expenses and of USD 12.8 million presented as related taxes in the income statement of Dufry, but not reflected in these combined financial statements.
For the purpose of these combined financial statements, only those entities of WDF located in the USA or Canada were combined in the formation of Hudson Group.

The final fair value of the identifiable assets and liabilities of the WDF entities in USA and Canada at the date of acquisition are as described below:
	Final Fair Value at August 7, 2015
In Millions of	In EUR	In USD
Trade receivables	37.4	41.0
Inventories	23.5	25.8
Other current assets	14.0	15.3
Property, plant and equipment	34.7	38.0
Concession rights	165.0	180.9
Other non-current assets	9.1	10.0
Deferred tax assets	3.2	3.5
Trade payables	(45.5)	(49.9)
Financial debt	(0.9)	(1.0)
Other liabilities	(22.0)	(24.2)
Deferred tax liabilities	(46.5)	(50.9)
Fair value of non-controlling interests	(4.8)	(5.2)
Identifiable net assets	167.2	183.3
Hudson’s share in these net assets	167.2	183.3
Goodwill	179.7	197.0
Total purchase price allocated to US and Canada entities	346.9	380.3

From the date when Hudson took control of the US and Canada entities of the WDF operations in August 2015 until December 2015 these operations contributed USD 171.3 million in turnover and USD (1.5) million in operating profit to the income statement of Hudson.
If the business combination had occurred as at the beginning of 2015, US and Canada entities of WDF would have generated a turnover during 2015 of USD 381.7 million and an operating profit of approximately USD 3.0 million.
2014 TRANSACTIONS
6.2
ACQUISITION OF THE NUANCE GROUP

On September 9, 2014, Dufry acquired 100% of The Nuance Group (TNG) for a net consideration of USD 1,404.6 (CHF 1,312.2) million. The acquisition has been accounted for using the acquisition method. The related transaction costs of USD 12.5 million have been presented in other operational result in the income statement of Dufry, but not reflected in these combined financial statements.
For the purpose of these combined financial statements, only entities of TNG located in the USA or Canada have been combined in the formation of the Hudson Group.

The final fair value of the identifiable assets and liabilities at the date of acquisition related to the US and Canada entities are:
	Final Fair Value At September 09, 2014
In Millions of	In CHF	In USD
Trade receivables	1.3	1.4
Inventories	16.0	17.1
Other current assets(1)	18.4	19.9
Property, plant and equipment	11.0	11.8
Concession rights	160.0	171.3
Investments in associates	30.5	32.6
Other non-current assets	5.6	6.0
Deferred tax assets	0.7	0.7
Trade payables	(8.5)	(9.1)
Other liabilities	(9.3)	(9.9)
Deferred tax liabilities	(52.2)	(55.9)
Fair value of non-controlling interests	(9.9)	(10.6)
Identifiable net assets	163.6	175.3
Hudson’s share in these net assets	163.6	175.3
Goodwill	105.0	112.4
Loan related party	(71.2)	(76.2)
Total purchase price allocated to US and Canada entities	197.4	211.5

(1)
Other current assets includes cash and cash equivalents of USD 13.9 million.

From the date when Hudson took control of the US and Canada entities of the TNG operations in September 2014 until December 2014 these operations contributed USD 65.4 million in turnover and USD 3.2 million in operating profit to the income statement of Hudson.
If the business combination had occurred as at the beginning of 2014, US and Canada entities of TNG would have generated a turnover during 2014 of USD 175.9 million and an operating profit of approximately USD 20.8 million.
7.
TURNOVER

In Millions of USD	2016	2015	2014
Net sales	1,650.1	1,369.6	1,089.7
Advertising income	37.1	33.4	29.0
Turnover	1,687.2	1,403.0	1,118.7

NET SALES BREAKDOWN
Net sales by product categories
In Millions of USD	2016	2015	2014
Beverages, Confectionery and Food	572.3	469.6	387.7
Perfumes and Cosmetics	226.3	174.6	128.2
Literature and Publications	192.5	187.2	182.1
Fashion, Leather and Baggage	183.3	146.2	133.4
Watches, Jewelry and Accessories	86.2	76.9	72.5
Electronics	78.5	66.6	62.6
Wine and Spirits	75.3	62.9	41.3
Tobacco goods	47.4	46.3	36.3
Other product categories	188.3	139.3	45.6
Total	1,650.1	1,369.6	1,089.7

Net sales by market sector
In Millions of USD	2016	2015	2014
Duty-free	366.1	294.4	159.8
Duty-paid	1,284.0	1,075.2	929.9
Total	1,650.1	1,369.6	1,089.7

Net sales by channel
In Millions of USD	2016	2015	2014
Airports	1,565.9	1,307.6	1,035.9
Downtown and hotel shops	29.5	13.1	4.3
Railway stations and other	54.7	48.9	49.5
Total	1,650.1	1,369.6	1,089.7

8.
SELLING EXPENSES

In Millions of USD	2016	2015	2014
Concession fees and rents (note 32)	(375.3)	(307.0)	(237.8)
Credit card commissions	(27.7)	(20.9)	(16.1)
Advertising and commission expenses	(0.8)	(0.9)	0.2
Packaging materials	(2.3)	(2.2)	(1.6)
Other selling expenses	(3.4)	(3.3)	(2.2)
Selling expenses	(409.5)	(334.3)	(257.5)
Concession and rental income (note 32)	11.9	7.3	6.2
Commercial services and other selling income	1.9	1.3	1.6
Selling income	13.8	8.6	7.8
Total	(395.7)	(325.7)	(249.7)

9.
PERSONNEL EXPENSES

In Millions of USD	2016	2015	2014
Salaries and wages	(270.3)	(227.0)	(180.5)
Social security expenses	(38.5)	(29.8)	(23.9)
Other personnel expenses	(28.6)	(22.7)	(18.2)
Total	(337.4)	(279.5)	(222.6)
Full time equivalents (FTE – unaudited)	8,485	8,124	6,144
10.
GENERAL EXPENSES

In Millions of USD	2016	2015	2014
Repairs, maintenance and utilities	(15.5)	(14.4)	(11.9)
Premises	(16.3)	(13.3)	(9.5)
Legal, consulting and audit fees	(11.8)	(14.5)	(7.8)
EDP and IT expenses	(4.6)	(3.7)	(2.5)
Office and administration	(14.5)	(11.4)	(9.2)
Travel, car, entertainment and representation	(11.6)	(10.4)	(8.9)
Franchise fees and commercial services	(62.5)	(51.7)	(45.9)
PR and advertising	(2.7)	(2.1)	(1.4)
Insurances	(2.2)	(2.0)	(1.7)
Bank expenses	(1.8)	(1.1)	(1.1)
Taxes, other than income taxes	(8.4)	(6.3)	(6.3)
Total	(151.9)	(130.9)	(106.2)

11.
INVESTMENTS IN ASSOCIATES

This includes Nuance Group (Chicago) LLC which operates four duty-free shops at O’Hare International Airport of Chicago in Illinois, USA.
Hudson’s interests in Nuance Group (Orlando) LLC and Broward Duty Free LLC were sold on March 15, 2015, for USD 30 million to an existing shareholder at book value.
These investments are accounted for using the equity method.
Summarized statement of financial position
In Millions of USD	Dec 31, 2016 Nuance Group (Chicago) LLC	Dec 31, 2015 Nuance Group (Chicago) LLC
Cash and cash equivalents	2.5	2.6
Other current assets	4.0	3.9
Non-current assets	3.2	4.9
Other current liabilities	(2.8)	(2.0)
Net assets	6.9	9.4
Proportion of Hudson’s ownership	35.0%	35.0%
Hudson’s share of the equity	2.4	3.3

Summarized statement of comprehensive income
In Millions of USD	Nuance Group (Chicago) LLC	Nuance Group (Orlando) LLC	Broward Duty Free LLC	2016
Turnover	20.0	—	—	20.0
Depreciation, amortization and impairment	(0.1)	—	—	(0.1)
Net earnings for the year	(2.1)	—	—	(2.1)
Total comprehensive income	(2.1)	—	—	(2.1)
HUDSON’S SHARE	35.0%
Net earnings for the year	(0.7)	—	—	(0.7)
Total comprehensive income	(0.7)	—	—	(0.7)

In Millions of USD	Nuance Group (Chicago) LLC	Nuance Group (Orlando) LLC	Broward Duty Free LLC	2015
Turnover	23.9	3.1	1.3	28.3
Depreciation, amortization and impairment	(0.2)	(0.1)	—	(0.3)
Other operational result	—	1.1	—	1.1
Net earnings for the year	3.5	1.3	0.1	4.9
Total comprehensive income	3.5	1.3	0.1	4.9
HUDSON’S SHARE	35.0%	37.5%	35.0%
Net earnings for the year	1.2	0.5	—	1.7
Total comprehensive income	1.2	0.5	—	1.7

In Millions of USD	Nuance Group (Chicago) LLC	Nuance Group (Orlando) LLC	Broward Duty Free LLC	2014
Turnover	9.3	7.7	2.4	19.4
Depreciation, amortization and impairment	(0.1)	(0.2)	—	(0.3)
Net earnings for the year	0.9	0.9	0.2	2.0
Total comprehensive income	0.9	0.9	0.2	2.0
HUDSON’S SHARE	35.0%	37.5%	35.0%
Net earnings for the year	0.3	0.3	—	0.6
Total comprehensive income	0.3	0.3	—	0.6

The information above reflects the amounts presented in the financial statements of the associates (other than Hudson’s share of amounts) adjusted for differences in accounting policies between the associates and Hudson.

Reconciliation of the carrying amount of its investments
In Millions of USD	Nuance Group (Chicago) LLC	Nuance Group (Orlando) LLC	Broward Duty Free LLC	Total
Business combination at September 9, 2014	2.6	20.0	10.0	32.6
Net earnings	0.3	0.3	—	0.6
Dividends received	(0.1)	(0.3)	—	(0.4)
Carrying value at December 31, 2014	2.8	20.0	10.0	32.8
Net earnings	1.2	0.5	—	1.7
Dividends received	(0.7)	(0.5)	—	(1.2)
Disposals	—	(20.0)	(10.0)	(30.0)
Carrying value at December 31, 2015	3.3	—	—	3.3
Net earnings	(0.7)	—	—	(0.7)
Dividends received	(0.2)	—	—	(0.2)
Carrying value at December 31, 2016	2.4	—	—	2.4

12.
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

In Millions of USD	2016	2015	2014
Depreciation	(61.4)	(49.7)	(39.9)
Impairment	—	(1.4)	—
Subtotal (note 17)	(61.4)	(51.1)	(39.9)
Amortization	(42.3)	(35.6)	(19.7)
Subtotal (note 19)	(42.3)	(35.6)	(19.7)
Total	(103.7)	(86.7)	(59.6)

13.
OTHER OPERATIONAL RESULT

This line includes non-recurring transactions, impairments of financial assets and changes in provisions.
In Millions of USD	2016	2015	2014
Consulting fees, expenses related to projects and start-up expenses	(0.3)	(0.5)	(0.4)
Impairment of loans and other receivables	(1.4)	(0.6)	(0.5)
Closing or restructuring of operations	(8.3)	(2.0)	(0.5)
Losses on sale of non-current assets	(2.0)	(0.4)	(0.2)
Other operating expenses	(2.3)	0.3	(0.5)
Other operational expenses	(14.3)	(3.2)	(2.1)

In Millions of USD	2016	2015	2014
Insurance – compensation for losses	0.1	—	—
Gain on sale of non-current assets	0.1	0.5	0.1
Recovery of write offs/release of allowances	4.0	—	—
Other income	0.8	1.0	0.5
Other operational income	5.0	1.5	0.6

In Millions of USD	2016	2015	2014
Other operational expenses	(14.3)	(3.2)	(2.1)
Other operational income	5.0	1.5	0.6
Other operational result	(9.3)	(1.7)	(1.5)

14.
INTEREST

In Millions of USD	2016	2015	2014
INCOME ON FINANCIAL ASSETS
Interest income on short-term deposits	2.0	1.6	1.7
Other financial income	0.1	—	—
Interest income on financial assets	2.1	1.6	1.7
Total interest income	2.1	1.6	1.7
EXPENSES ON FINANCIAL LIABILITIES
Interest expense	(29.1)	(24.7)	(24.7)
Other financial expenses	(0.5)	(0.6)	(0.6)
Interest expense on financial liabilities	(29.6)	(25.3)	(25.3)
EXPENSES ON NON-FINANCIAL LIABILITIES
Interest expense	(0.2)	(0.1)	(0.1)
Interest and other financial expenses on non-financial liabilities	(0.2)	(0.1)	(0.1)
Total interest expense	(29.8)	(25.4)	(25.4)

15.
INCOME TAXES

INCOME TAX RECOGNIZED IN THE COMBINED STATEMENT OF COMPREHENSIVE INCOME
In Millions of USD	2016	2015	2014
Current income taxes	(8.4)	(5.4)	(2.9)
of which corresponding to the current period	(7.3)	(8.1)	(2.9)
of which adjustments recognized in relation to prior years	(1.1)	2.7	—
Deferred income taxes	42.7	1.6	1.3
of which related to the origination or reversal of temporary differences	10.3	1.6	1.3
of which adjustments recognized in relation to prior years(1)	32.4	—	—
Total	34.3	(3.8)	(1.6)

(1)
Deferred tax assets recognized as a result of the integration of WDF in Hudson

Income taxes for the year ended December 31, 2016 amounted to a benefit of  $34.3 million compared to an expense of  $3.8 million for 2015. The tax benefit for 2016 was mainly due to a non-recurring reversal of an impairment of deferred tax assets related to the U.S. operations of WDF. The reversal of the impairment was due to the tax and management integration of WDF into the Hudson Group.
In Millions of USD	2016	2015	2014
Combined earnings before tax (EBT)	15.5	22.1	31.2
Expected tax rate in %	36.2%	36.9%	38.5%
Tax at the expected rate	(5.6)	(8.2)	(12.0)
EFFECT OF
Different tax rates for subsidiaries in other jurisdictions	(0.2)	(0.7)	—
Effect of changes in tax rates on previously recognized deferred tax assets and liabilities	—	(0.6)	—
Non-deductible expenses/Non-taxable incomes	(0.5)	2.4	—
Net change of unrecognized tax loss carry-forwards	(4.1)	—	—
Non recoverable withholding taxes	—	(0.2)	(0.1)
Minority interests	10.1	9.5	8.8
Adjustments recognized in relation to prior year(1)	31.3	2.7	—
Other items	3.3	(8.7)	1.7
Total	34.3	(3.8)	(1.6)

(1)
Deferred tax assets recognized as a result of the integration of WDF in Hudson

The expected tax rate in % approximates the average income tax rate of USA and Canada, weighted by the profitability of the respective operations. The decrease compared to previous year in the average expected tax rate is driven by the fact that WDF is active also in Canada where the tax rate is lower than in the US and that in 2015 these entities were consolidated only since acquisition (5 months).
16.
EARNINGS PER SHARE

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
The information on earnings per share for Hudson Group pursuant to IAS 33 has not been presented, as the combined entities have not formed a statutory group and, as such Hudson Group has no historical capital structure.
17.
PROPERTY, PLANT AND EQUIPMENT

2016 In Millions of USD	Buildings & Leasehold Improvements	Furniture Fixtures	Computer Hardware	Vehicles	Work In Progress	Total
AT COST
Balance at January 1	183.8	151.1	21.1	3.5	27.8	387.3
Additions (note 18)	13.5	6.9	2.5	0.3	69.2	92.4
Disposals	(10.5)	(8.6)	—	—	(1.6)	(20.7)
Reclassification within classes	39.0	32.1	4.3	—	(75.4)	—
Currency translation adjustments	0.8	0.7	0.2	—	—	1.7
Balance at December 31	226.6	182.2	28.1	3.8	20.0	460.7
ACCUMULATED DEPRECIATION
Balance at January 1	(75.1)	(63.0)	(15.2)	(2.3)	—	(155.6)

2016 In Millions of USD	Buildings & Leasehold Improvements	Furniture Fixtures	Computer Hardware	Vehicles	Work In Progress	Total
Additions (note 12)	(32.7)	(25.4)	(2.9)	(0.4)	—	(61.4)
Disposals	9.6	8.3	0.3	—	—	18.2
Currency translation adjustments	(0.4)	(0.4)	(0.2)	—	—	(1.0)
Balance at December 31	(98.6)	(80.5)	(18.0)	(2.7)	—	(199.8)
IMPAIRMENT
Balance at January 1	(2.7)	(1.7)	—	—	(0.1)	(4.5)
Disposals	—	0.4	—	—	0.1	0.5
Currency translation adjustments	(0.6)	—	—	—	—	(0.6)
Balance at December 31	(3.3)	(1.3)	—	—	—	(4.6)
CARRYING AMOUNT
At December 31, 2016	124.7	100.4	10.1	1.1	20.0	256.3

2015 In Millions of USD	Buildings & Leasehold Improvements	Furniture Fixtures	Computer Hardware	Vehicles	Work In Progress	Total
AT COST
Balance at January 1	158.8	133.0	20.1	3.2	7.1	322.2
Business combinations (note 6)	20.3	8.9	0.1	0.3	8.4	38.0
Additions (note 18)	5.7	8.6	1.8	0.3	38.6	55.0
Disposals	(11.0)	(12.0)	(0.8)	(0.3)	0.2	(23.9)
Reclassification within classes	12.6	13.2	0.4	—	(26.4)	(0.2)
Currency translation adjustments	(2.6)	(0.6)	(0.5)	—	(0.1)	(3.8)
Balance at December 31	183.8	151.1	21.1	3.5	27.8	387.3
ACCUMULATED DEPRECIATION
Balance at January 1	(60.2)	(51.8)	(13.8)	(2.1)	—	(127.9)
Additions (note 12)	(25.5)	(21.2)	(2.6)	(0.4)	—	(49.7)
Disposals	9.3	9.6	0.7	0.2	—	19.8
Reclassification within classes	(0.1)	—	—	—	—	(0.1)
Currency translation adjustments	1.4	0.4	0.5	—	—	2.3
Balance at December 31	(75.1)	(63.0)	(15.2)	(2.3)	—	(155.6)
IMPAIRMENT
Balance at January 1	(2.6)	(1.8)	(0.1)	—	—	(4.5)
Impairment (note 12)	(0.9)	(0.4)	—	—	(0.1)	(1.4)
Disposals	0.6	0.4	0.1	—	—	1.1
Reclassification within classes	0.2	0.1	—	—	—	0.3
Balance at December 31	(2.7)	(1.7)	—	—	(0.1)	(4.5)
CARRYING AMOUNT
At December 31, 2015	106.0	86.4	5.9	1.2	27.7	227.2

18.
CASH FLOW USED FOR PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

In Millions of USD	2016	2015	2014
Payables for capital expenditure at the beginning of the period	(10.7)	(5.1)	(10.1)
Additions of property, plant and equipment (note 17)	(92.4)	(55.0)	(52.4)
Payables for capital expenditure at the end of the period	14.4	10.7	5.1
Currency translation adjustments	0.4	—	(0.9)
Total Cash Flow	(88.3)	(49.4)	(58.3)

19.
INTANGIBLE ASSETS

2016 In Millions of USD	Concession Rights	Goodwill	Other	Total
AT COST
Balance at January 1	511.9	312.3	27.4	851.6
Additions (note 20)	—	—	5.7	5.7
Currency translation adjustments	2.2	5.6	3.6	11.4
Balance at December 31	514.1	317.9	36.7	868.7
ACCUMULATED AMORTIZATION
Balance at January 1	(110.7)	—	(22.4)	(133.1)
Additions (note 12)	(38.4)	—	(3.9)	(42.3)
Currency translation adjustments	1.0	—	(3.1)	(2.1)
Balance at December 31	(148.1)	—	(29.4)	(177.5)
CARRYING AMOUNT
At December 31, 2016	366.0	317.9	7.3	691.2

2015 In Millions of USD	Concession Rights	Goodwill	Other	Total
AT COST
Balance at January 1	349.3	136.5	24.8	510.6
Business combinations (note 6)	180.9	197.0	—	377.9
Additions (note 20)	—	—	3.0	3.0
Currency translation adjustments	(18.3)	(21.2)	(0.4)	(39.9)
Balance at December 31	511.9	312.3	27.4	851.6
ACCUMULATED AMORTIZATION
Balance at January 1	(79.2)	—	(19.4)	(98.6)
Additions (note 12)	(32.4)	—	(3.2)	(35.6)
Disposals	—	—	—	—
Currency translation adjustments	0.9	—	0.2	1.1
Balance at December 31	(110.7)	—	(22.4)	(133.1)
CARRYING AMOUNT
At December 31, 2015	401.2	312.3	5.0	718.5

19.1
IMPAIRMENT TEST

Goodwill is subject to impairment testing each year. Concession rights with finite useful lives are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.
19.1.1
Impairment test of goodwill

For the purpose of impairment testing, goodwill recognized from business combinations has been allocated to a group of cash generating units (CGUs) which represents Hudson Group’s only operating segment: “Travel Retail Operations.”
The recoverable amount of the group of CGUs is determined based on value-in-use calculations which require the use of assumptions (see table with key assumptions below). The calculation uses cash flow projections based on financial forecasts approved by the management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a steady growth rate that does not exceed the long-term average growth rate for the respective market and is consistent with forecasted growth included in the travel related retail industry reports.
The key assumptions used for determining the recoverable amounts of goodwill in Hudson Group are:
Post Tax Discount Rates		Pre Tax Discount Rates		Growth Rates For Net Sales
2016	2015	2016	2015	2016	2015
6.33	6.42	7.94	8.27	4.6 – 8.4	3.4 – 24.4
As basis for the calculation of these discount rates, the Group uses the weighted average cost of capital, based on risk free interest rates derived from the past 5 year average of prime 10-year USD bonds rates: 2.08% (2015: 2.16%).
For the calculation of the discount rates and WACC (weighted average cost of capital), the Group used the following re-levered beta:
	2016	2015
Beta factor	0.86	0.88
Sensitivity to changes in assumptions
Management believes that any reasonably possible change (+ / – 1%) in the key assumptions, on which the recoverable amounts are based, would not cause the respective recoverable amount to fall below the carrying amount.
19.1.2   Key assumptions used for value-in-use calculations
The calculation of value-in-use is most sensitive to the following assumptions:
—
Sales growth

—
Growth rate used to extrapolate

—
Gross margin and suppliers prices

—
Concession fee levels

—
Discount rates

Sales growth
Sales growth is based on statistics published by external experts, such as ACI (Airports Council International) to estimate the development of passenger traffic per country where Hudson is active. For the budget year, the management also takes into consideration specific price inflation factors of the country, the cross currency effect and the expected potential changes to capture clients (penetration) per business unit.
For the period after 5 years, Hudson has used a growth rate of 2.0% (2015: 2.0%) to extrapolate the cash flow projections.

Gross margins
The expected gross margins are based on average product assortment values estimated by the management for the budget 2017. These values are maintained over the planning period or where specific actions are planned and have been increased or decreased by up to 1% over the 5 year planning horizon compared to the historical data. The gross margin is also affected by supplier’s prices. Estimates are obtained from global negotiations held with the main suppliers for the products and countries for which products are sourced, as well as data relating to specific commodities during the months before the budget.
Concession fee levels
These assumptions regarding the concession fee evolution are important and monitored in the specific market as well as the renewal conditions and competitor behavior where the CGU is active. For a CGU subject to a value-in-use calculation, the management expects the competitive position to remain stable over the budget period.
Discount rates
Several factors affect the discount rates:
—
For the financial debt part, the rate is based on the average interest of the past 5 years of the respective ten-year government bond and is increased by the Group’s effective bank spread and adjusted by the effective tax rate and country risk of the CGU.

—
For the equity part, a 5% equity risk premium is added to the base rate commented above and adjusted by the Beta of Hudson’s peer group.

The same methodology is used by the management to determine the discount rate used in discounted cash flow (DCF) valuations, which are a key instrument to assess business potential of new or additional investment proposals.
20.
CASH FLOWS USED FOR PURCHASE OF INTANGIBLE ASSETS

In Millions of USD	2016	2015	2014
Additions of intangible assets (note 19)	(5.7)	(3.0)	(3.1)
Currency translation adjustments	—	—	—
Total Cash Flow	(5.7)	(3.0)	(3.1)

21.
DEFERRED TAX ASSETS AND LIABILITIES

Temporary differences arise from the following positions:
In Millions of USD	Dec 31, 2016	Dec 31, 2015
DEFERRED TAX ASSETS
Property, plant and equipment	47.4	34.3
Intangible assets	60.1	55.0
Provisions and other payables	30.8	31.9
Tax loss carry-forward	57.5	63.3
Other	12.0	11.1
Total	207.8	195.6
DEFERRED TAX LIABILITIES
Property, plant and equipment	(50.4)	(48.3)
Intangible assets	(68.3)	(101.7)
Provisions and other payables	(0.8)	(2.0)
Other	(7.1)	(5.7)
Total	(126.6)	(157.7)
Deferred tax assets/(liabilities) net	81.2	37.9

Deferred tax balances are presented in the consolidated statement of financial position as follows:
In Millions of USD	Dec 31, 2016	Dec 31, 2015
Deferred tax assets	153.0	146.5
Deferred tax liabilities	(71.8)	(108.6)
Balance at December 31	81.2	37.9

Reconciliation of movements to the deferred taxes:
In Millions of USD	2016	2015
Changes in deferred tax assets	6.5	(3.9)
Changes in deferred tax liabilities	36.8	(32.5)
Business combinations (note 6)	—	47.4
Currency translation adjustments	(0.1)	(9.2)
Deferred tax income/(expense) at December 31	43.2	1.8
THEREOF
Recognized in the statement of comprehensive income	42.7	1.6
Recognized in equity	0.5	0.2
Tax loss carry-forwards
The unrecognized tax loss carry-forwards by expiry date are as follows:
In Millions of USD	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Expiring within 1 to 3 years	—	—	—
Expiring within 4 to 7 years	—	—	5.3
Expiring after 7 years	31.9	21.3	—
Total(1)	31.9	21.3	5.3

(1)
This amount includes USD 5.3 million added through business combination in 2014 and USD 21.3 million in 2015

22.
OTHER NON-CURRENT ASSETS

In Millions of USD	Dec 31, 2016	Dec 31, 2015
Guarantee deposits	1.8	2.2
Loans and contractual receivables	26.4	23.7
Other	6.7	6.1
Subtotal	34.9	32.0
Allowances	(3.8)	(2.4)
Total	31.1	29.6

MOVEMENT IN ALLOWANCES
In Millions of USD	2016	2015
Balance at January 1	(2.4)	(1.3)
Creation	(1.4)	(1.1)
Balance at December 31	(3.8)	(2.4)

23.
INVENTORIES

In Millions of USD	Dec 31, 2016	Dec 31, 2015
Purchased inventories at cost	171.7	155.4
Inventory allowance	(10.3)	(8.7)
Total	161.4	146.7

CASH FLOWS USED FOR INCREASE/FROM DECREASE IN INVENTORIES
In Millions of USD	2016	2015	2014
Balance at January 1	155.4	114.7	88.2
Balance at December 31	171.7	155.4	114.7
Gross change – at cost	(16.3)	(40.7)	(26.5)
Business combinations (note 6)	—	25.8	17.1
Utilization of allowances	0.5	0.3	(0.3)
Currency translation adjustments	1.6	(2.5)	—
Cash Flow – (Increase)/decrease in inventories	(14.2)	(17.1)	(9.7)

Cost of sales includes inventories written down to net realizable value and inventory differences of USD 8.4 (2015: 7.4) million.
24.
TRADE RECEIVABLES

In Millions of USD	Dec 31, 2016	Dec 31, 2015
Trade receivables, Gross	8.4	6.9
Allowances	(0.2)	(0.4)
Trade receivables, Net	8.2	6.5

Trade receivables are stated at their nominal value less allowances for doubtful amounts. These allowances are established based on an individual evaluation when collection appears to be no longer probable.
AGING ANALYSIS OF TRADE RECEIVABLES
In Millions of USD	Dec 31, 2016	Dec 31, 2015
Not due	4.1	5.5
OVERDUE
Up to 30 days	0.1	0.4
31 to 60 days	0.2	0.6
61 to 90 days	0.1	0.4
More than 90 days	3.9	—
Total overdue	4.3	1.4
Trade receivables, gross	8.4	6.9

MOVEMENT IN ALLOWANCES
In Millions of USD	2016	2015
Balance at January 1	(0.4)	(0.2)
Creation	—	(0.3)
Utilized	0.2	0.1
Balance at December 31	(0.2)	(0.4)

25.
OTHER ACCOUNTS RECEIVABLE

In Millions of USD	Dec 31, 2016	Dec 31, 2015
Receivables for refund from suppliers	17.2	20.0
Receivables for rental services	14.0	10.3
Sales tax and other tax credits	4.3	1.3
Prepayments	2.7	2.3
Receivables from subtenants and business partners	4.5	2.6
Guarantee deposits	0.2	1.2
Personnel receivables	1.3	1.5
Loans receivable	—	15.5
Other	4.6	4.2
Total	48.8	58.9
Allowances	(1.5)	(2.1)
Total	47.3	56.8

MOVEMENT IN ALLOWANCES
In Millions of USD	2016	2015
Balance at January 1	(2.1)	—
Creation	(1.3)	(2.1)
Utilized	1.9	—
Balance at December 31	(1.5)	(2.1)

26.
SHARE-BASED PAYMENTS

SHARE PLAN OF DUFRY AG
On October 27, 2016, the Board of Directors of Dufry decided, upon proposal by the Remuneration Committee, to pay out half of the 2015 bonus through a share program. Therefore, 26,530 Rights to Receive Shares (RRS) were awarded to selected members of the senior management of Hudson. These RRS have a contractual life of 26 months and will vest on January 1, 2019. At grant date the fair value of one RRS represents the market value for one Dufry share at that date, i.e. CHF 127.00, adjusted by the probability that participants comply with the ongoing contractual relationship clause. As of December 31, 2016, no RRS forfeited, so that all RRS remain outstanding.
On October 27, 2016, Dufry granted to Hudson’s members of the Group Executive Committee (GEC) and selected members of the senior management the Award 2016 consisting of 27.399 PSU. The Performance Share Unit (PSU) Award 2016 has a contractual life of 26 months and will vest on May 1, 2019. At grant date the fair value of one PSU Award 2016 represents the market value for one Dufry share at that date, i.e. CHF 127.00, adjusted by the probability that participants comply with the ongoing contractual relationship clause. As of December 31, 2016, no PSU Award 2016 forfeited, so that all PSU Award 2016 remain outstanding.
On October 29, 2015, Dufry granted, through its subsidiary Hudson, to selected members of the senior management the Award 2015 consisting of 22.715 PSU. The PSU Award 2015 has a contractual life of 26 months and will vest on May 3, 2018. At grant date the fair value of one PSU Award 2015 represents the market value for one Dufry share at that date, i.e. CHF 116.20, adjusted by the probability that participants comply with the ongoing contractual relationship clause. As of December 31, 2015, no PSU Award 2015 forfeited, so that all PSU Awards 2015 remain outstanding.
One RRS (Award 2016) will give the right to the holders to receive free of charge one Dufry share subject to an ongoing contractual relationship with Dufry throughout the vesting period (Award 2016 until January 1, 2019). Holders of these rights are not entitled to vote or receive dividends, like shareholders do.

One PSU (Award 2016 or Award 2015) will give the right to the holders to receive free of charge up to two Dufry shares depending on the effective cumulative amount of cash earnings per share (Cash EPS) reached by Dufry during the years of award and the following two years compared with the target (2016: CHF 24.59, 2015: CHF 24.12). The Cash EPS equals the basic Earnings per Share adjusted for amortization of intangible assets identified during business combinations and non-recurring effects. If at vesting the cumulative adjusted Cash EPS is at target level, each PSU grants one share. If the cumulative adjusted Cash EPS is at 150% of the target (maximum threshold) or above, each PSU grants two shares at vesting, and if the adjusted Cash EPS is at 50% of the target (minimum threshold) or below, no share will be granted at vesting. If the adjusted Cash EPS is between 50% and 150% of the target, the number of shares granted for each PSU will be allocated on a linear basis. Additionally, the allocation of shares is subject to an ongoing contractual relationship of the participant with Dufry throughout the vesting period. Holders of PSU are not entitled to vote or receive dividends, like shareholders do.
With the Award 2014 Dufry granted to the members of Hudson 5,234 PSU. One PSU gave the right to receive in 2017, free of charge, up to two shares, based on the performance achieved by Dufry. For the PSU Award 2014, the performance was measured as the average yearly growth rate to be reached by the earnings per share adjusted for amortization of intangible assets identified during business combinations and non-recurrent effects (adjusted Cash EPS) of Dufry between the years 2013 and 2016. Each PSU granted the right to receive one Dufry share if the targeted average yearly growth of 7% would have been achieved; no share if the average yearly growth rate would have been 3.5% or lower and two shares if the average growth rate would have been 10.5% or higher. If the effective growth rate would have been between 3.5% and 10.5% the number of shares granted for each PSU would have been allocated on a linear basis. Additionally, the allocation of shares was subject to an ongoing contractual relationship of the participant with Dufry from January 1, 2014, until January 1, 2017. At January 1, 2017, the PSU award 2014 vested achieving an average yearly growth of 5.1% so that each PSU will be exchanged for 0.45 Dufry shares, i.e. 2,351 shares in total.
In 2016, Hudson recognized through profit and loss share-based payment expenses for a total of USD 1.2 (2015: 0.6, 2014: 0.1) million.
27.
BREAKDOWN OF TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The following transactions have been recognized in equity attributable to non-controlling interests at fair value:
In Millions of USD	2016	2015
World Duty Free Group acquisition through business combination (note 6.1)	—	5.2
Increase in share capital of several subsidiaries	5.5	4.7
Total	5.5	9.9

28.
INFORMATION ON COMPANIES WITH NON-CONTROLLING INTERESTS

The non-controlling interests (NCI) comprise the portions in equity and net earnings in 100 (Dec. 2016) subsidiaries that are not fully owned by the Group.
The list of subsidiaries (refer to the last note of these financial statements) provides the following information of subsidiaries with NCI’s: name, principal place of business by country, the proportion of ownership hold by the group and the share capital (if applicable).
Our non-controlling interests consists of partners in either common law partnerships or LLC’s (collectively, “Joint Ventures”). Our partners own percentages of the Joint Ventures and are therefore entitled to distributions of net earnings. While there is some variation among our agreements, it is generally the case that the Executive Management Committee, controlled by Hudson’s majority of representatives, is obligated to distribute, each quarter, the excess of an appropriate reserve reasonably determined by the committee to be necessary to meet the current and anticipated needs of the Joint Venture. Such distributions are allocated among the partners, Hudson included, based on each partner’s percentage interest in the Joint Venture. Distributions are discretionary only to the extent that reserves are reasonably required as above stated.

Each of the Joint Ventures is treated as a separate operating entity and each has its own revenues and expenses. No expenses of Hudson are shared with any Joint Venture but Hudson does receive payments for “back office” services (financial, legal, HR, IT, etc.) that are provided to the Joint Venture by Hudson in amounts typically calculated as a percentage of the gross revenues of the Joint Venture. These amounts are stated in each Joint Venture agreement and vary by agreement. They are established at the time of agreement by calculating the internal cost for the services as a percentage of Hudson’s gross revenues and that percentage of the Joint Venture gross revenue is inserted in the Joint Venture agreement as Hudson’s compensation. Such payments are fees for services and not shared expenses.
In addition to the above, Hudson receives occasional, specific reimbursement for certain special services rendered and/or payroll expended on specific projects. Store openings are an example. Large numbers of Hudson personnel are made available to a Joint Venture in order to complete tasks in a mandated time frame that would be impossible to meet with the Joint Venture’s own employees.
With the exception of the one presented in the following tables, none of the subsidiaries has non-controlling interests that are material for the Group.
Summarized statement of comprehensive income
In Millions of USD	2016	2015	2014
Hudson Las Vegas JV
Turnover	64.6	64.8	62.4
Depreciation, amortization and impairment	(1.4)	(0.8)	(0.6)
Net earnings for the year (continuing operations)	9.6	11.1	10.9
Non-controlling interest	27%	27%	27%
Non-controlling interest share of the net earnings Hudson Las Vegas	2.6	3.0	2.9
Non-controlling interests in other subsidiaries	23.7	23.0	19.6
Total comprehensive income attributable to NCI	26.3	26.0	22.5

Summarized statement of financial position
In Millions of USD	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Hudson Las Vegas JV
Cash and cash equivalents	4.1	6.5	6.1
Other current assets	8.0	5.4	5.9
Non-current assets	8.9	9.0	7.5
Other current liabilities	(3.5)	(4.5)	(4.5)
Net assets	17.5	16.4	15.0
Non-controlling interest	27%	27%	27%
Non-controlling interest share of the equity Hudson Las Vegas	4.7	4.4	4.1
Non-controlling interests in other subsidiaries	67.5	63.4	56.5
Total net assets attributable to NCI	72.2	67.8	60.6

29.
FINANCIAL DEBT

In Millions of USD	Dec 31, 2016	Dec 31, 2015
Bank debt (overdrafts)	1.5	—
Third-party loans	—	0.9
Financial debt, short-term	1.5	0.9
Related party loans	475.2	483.1
Financial debt, long-term	475.2	483.1
Total	476.7	484.0
OF WHICH ARE
Bank debt	1.5	—
Third-party loans	—	0.9
Related party loans	475.2	483.1
The related party loans (refer to note 31) consist of 15 loans with affiliates of our Parent Dufry. They are all on substantially similar terms and substantially all of them are due on October 15, 2022. The weighted-average interest rate is 5.9%. The loans must be fully repaid in cash at maturity. Interest is payable semi-annually, each April 15 and September 15.
DETAILED CREDIT FACILITIES
Dufry, jointly with Hudson, negotiates and manages its key credit facilities centrally and then provides intercompany financing to its subsidiaries. Minor credit lines at local level are kept for practical reasons. Hudson’s credit lines are with Credit Agricole and Bank of America.
30.
OTHER LIABILITIES

In Millions of USD	Dec 31, 2016	Dec 31, 2015
Concession fee payables	18.9	6.7
Personnel payables	39.2	33.1
Other service related vendors	51.3	47.3
Sales tax and other tax liabilities	12.5	9.7
Payables for capital expenditure	14.4	10.7
Accrued liabilities	11.8	10.2
Payables to local business partners	1.0	0.9
Other payables	19.9	10.6
Total	169.0	129.2
THEREOF
Current liabilities	167.9	127.4
Non-current liabilities	1.1	1.8
Total	169.0	129.2

31.
RELATED PARTIES AND RELATED PARTY TRANSACTIONS

A party is related to the Group if the party directly or indirectly controls, is controlled by, or is under common control with the Group, has an interest in the Group that gives it significant influence over the Group, has joint control over the Group or is an associate or a joint venture of the Group. In addition, members of the key management personnel of the Group or close members of the family are also considered related parties.

The following table reflects related party transactions:
Statement of comprehensive income
In Millions of USD	2016	2015	2014
PURCHASE OF GOODS FROM
International Operations & Services (USA)	37.2	38.4	35.7
International Operation & Services (UY) SA	27.3	7.9	—
Hudson News Distributors, LLC(1)	15.6	19.2	20.6
Hudson RPM(1)	5.0	4.3	4.4
OTHER SERVICES RECEIVED FROM
Dufry International AG, Franchise fees expense	(42.9)	(35.9)	(35.7)
World Duty Free Group SA, Franchise fees expense	(7.2)	(6.5)	—
Nuance Group AG, Franchise fees expense	—	(1.8)	(0.6)
Dufry Finance SNC, Interest expenses	(26.6)	(24.6)	(24.4)
Dufry International AG, Interest expenses	(2.5)	(0.2)	(0.3)

(1)
These Hudson companies are controlled by James S. Cohen, a member of the Board of Directors of Dufry until April 2016.

Balance sheet
In Millions of USD	Dec 31, 2016	Dec 31, 2015
OUTSTANDING PAYABLES
Dufry International AG, Loans payable, long-term	475.2	4.1
Dufry Finance SNC, Loans payable, long-term	—	478.9
International Operations & Services (USA), trade payables	14.8	14.0
International Operation & Services (UY) SA, trade payables	13.9	1.9
Hudson News Distributors, trade payables(1)	0.9	1.1
Hudson RPM, trade payables(1)	0.5	0.3
Dufry International AG, Fee payables	50.5	19.9
World Duty Free Group SA, Fee payables	—	1.2
Dufry International AG, Other payables	7.6	—
Dufry Finance SNC, Other payables	—	6.7

(1)
These Hudson companies are controlled by James S. Cohen, a member of the Board of Directors of Dufry until April 2016

Board members and executives
The compensation to key executives for the services provided during the respective years include all forms of consideration paid, payable or provided by the Group, including compensation in Dufry shares as follows:
In Millions of USD	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Salaries	3.2	3.0	2.6
Variable payment	2.7	2.5	2.2
Non-monetary benefits	0.1	0.1	0.1
Share based payments	0.6	0.6	—
Total	6.6	6.2	4.9

During this period the Group had no board members.

32.
COMMITMENTS AND CONTINGENCIES

GUARANTEE COMMITMENTS
Some long-term concession agreements, which Hudson has entered into, include obligations to fulfil minimal lease payments during the full term of the agreement. The lease payments to airports or terminals are also called concession fees. Some of these agreements have been backed with guarantees provided by Hudson or a financial institution. During the years 2016, 2015 or 2014, no party has exercised their right to call upon such guarantees.
LEASE INCOME/(EXPENSE)
Lease payments under operating leases have been recognized as an expense for the periods up to Dec. 31, 2016. All accrued, but still unpaid concession fees are presented as liabilities in the balance sheet.
The Group recognized the following lease and sublease as an income/(expense) in the period:
In Millions of USD	2016	2015	2014
Minimum lease payments	(206.6)	(170.0)	(171.3)
Variable rent	(168.7)	(137.0)	(66.5)
Concession fees expense (note 8)	(375.3)	(307.0)	(237.8)
Sublease income (note 8)	11.9	7.3	6.2
Such fees are usually determined in proportion to sales and require a minimal payment, which varies by contract/agreement.
Expected income/(expense)
The total of future minimum lease payments under non-cancellable operating leases for each of the following years are as follows:
In Millions of USD	Future Expenses
Not later than one year	268.9
Later than one year and not later than five years	891.0
Later than five years	649.8
Total	1,809.7

The total of future minimum sublease payments expected to be received under non-cancellable subleases at the end of the reporting period are USD 41.5 million.
33.
FAIR VALUE MEASUREMENT

FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT AMORTIZED COST
The fair value measurement hierarchy of Hudson’s assets and liabilities, that are measured subsequent to initial recognition at fair value, are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
 —
Level 1   fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

 —
Level 2   fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

 —
Level 3   fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of December 31, 2016 and 2015, Hudson Group did not hold any financial assets or liabilities which need to be re-measured at fair value. The Group’s other financial assets and liabilities for which fair values are to be disclosed qualify as Level 2 fair value measurements. Their book values represent a fair approximation of their fair values. There were no transfers between Levels 1 and 2 during the period.
34.
FINANCIAL INSTRUMENTS

Significant accounting policies are described in note 2.3 and 4.
34.1
CAPITAL RISK MANAGEMENT

Capital comprises equity attributable to the equity holders of the parent adjusted for effects from transactions with non-controlling interests.
The primary objective of Hudson’s capital management is to ensure that it maintains an adequate credit rating and sustainable capital ratios in order to support its business and maximize shareholder value.
Hudson manages its financing structure and makes adjustments to it in light of its strategy and the long-term opportunities and costs of each financing source. To maintain or adjust the financing structure, Hudson may adjust dividend payments to shareholders, return capital to shareholders, issue new shares or issue equity-linked instruments or equity-like instruments.
Furthermore, Hudson monitors the financing structure using a combination of ratios, including a gearing ratio, cash flow considerations and profitability ratios. As for the gearing ratio Hudson includes within net debt, interest bearing loans and borrowings, less cash and cash equivalents, excluding discontinued operations.
34.1.1
Gearing ratio

The following ratio compares owner’s equity to borrowed funds:
In Millions of USD	Dec 31, 2016	Dec 31, 2015
Cash and cash equivalents	(187.6)	(160.4)
Financial debt, short-term	1.5	0.9
Financial debt, long-term	475.2	483.1
Net debt	289.1	323.6
Equity attributable to equity holders of the parent	658.2	620.1
ADJUSTED FOR
Effects from transactions with non-controlling interests(1)	0.4	0.2
Total capital(2)	658.6	620.3
Total net debt and capital	947.7	943.9
Gearing ratio	30.5%	34.3%

(1)
Represents the excess paid (received) above fair value of non-controlling interests on shares acquired (sold) as long as there is no change in control (IFRS 10.23)

(2)
Includes all capital and reserves that are managed as capital

Hudson did not hold collateral of any kind at the reporting dates.

34.2
CATEGORIES OF FINANCIAL INSTRUMENTS

	Financial Assets
At December 31, 2016 In Millions of USD	Loans and Receivables	At FVTPL(1)	Subtotal	Non-financial Assets(2)	Total
Cash and cash equivalents	187.6	—	187.6	—	187.6
Trade receivables	8.2	—	8.2	—	8.2
Other accounts receivable	26.2	—	26.2	21.1	47.3
Other non-current assets	24.4	—	24.4	6.7	31.1
Total	246.4	—	246.4

	Financial Liabilities
In Millions of USD	At Amortized Cost	At FVTPL(1)	Subtotal	Non-financial Liabilities(2)	Total
Trade payables	91.3	—	91.3	—	91.3
Financial debt short-term	1.5	—	1.5	—	1.5
Other liabilities	143.7	—	143.7	24.2	167.9
Financial debt long-term	475.2	—	475.2	—	475.2
Other non-current liabilities	1.1	—	1.1	—	1.1
Total	712.8	—	712.8

	Financial Assets
At December 31, 2015 In Millions of USD	Loans and Receivables	At FVTPL(1)	Subtotal	Non-financial Assets(2)	Total
Cash and cash equivalents	160.4	—	160.4	—	160.4
Trade receivables	6.5	—	6.5	—	6.5
Other accounts receivable	43.0	—	43.0	13.8	56.8
Other non-current assets	23.9	—	23.9	5.7	29.6
Total	233.8	—	233.8

	Financial Liabilities
In Millions of USD	At Amortized Cost	At FVTPL(1)	Subtotal	Non-financial Liabilities(2)	Total
Trade payables	83.5	—	83.5	—	83.5
Financial debt short-term	0.9	—	0.9	—	0.9
Other liabilities	107.6	—	107.6	19.8	127.4
Financial debt long-term	483.1	—	483.1	—	483.1
Other non-current liabilities	1.8	—	1.8	—	1.8
Total	676.9	—	676.9

(1)
Financial assets and liabilities at fair value through profit and loss

(2)
Non-financial assets and liabilities comprise prepaid expenses and deferred income, which will not generate a cash outflow or inflow as well as other tax positions

34.2.1 Net income by IAS 39 valuation category
Financial Assets at December 31, 2016
In Millions of USD	Loans and Receivables	At FVTPL	Total
Interest income	1.6	—	1.6
Other finance income	0.5	—	0.5
From interest	2.1	—	2.1
Foreign exchange gain (loss)(1)	(0.3)	—	(0.3)
Impairments/allowances(2)	(1.5)	—	(1.5)
Total – from subsequent valuation	(1.8)	—	(1.8)
Net (expense)/income	0.3	—	0.3

Financial Liabilities at December 31, 2016
In Millions of USD	At Amortized Cost	At FVTPL	Total
Interest expenses	(29.1)	—	(29.1)
Other finance expenses	(0.5)	—	(0.5)
From interest	(29.6)	—	(29.6)
Foreign exchange gain (loss)(1)	(0.1)	—	(0.1)
Total – from subsequent valuation	(0.1)	—	(0.1)
Net (expense)/income	(29.7)	—	(29.7)

Financial Assets at December 31, 2015
In Millions of USD	Loans and Receivables	At FVTPL	Total
Interest income	1.6	—	1.6
From interest	1.6	—	1.6
Foreign exchange gain (loss)(1)	0.2	—	0.2
Impairments/allowances(2)	(1.6)	—	(1.6)
Total – from subsequent valuation	(1.4)	—	(1.4)
Net (expense)/income	0.2	—	0.2

Financial Liabilities at December 31, 2015
In Millions of USD	At Amortized Cost	At FVTPL	Total
Interest expenses	(24.7)	—	(24.7)
Other finance expenses	(0.6)	—	(0.6)
From interest	(25.3)	—	(25.3)
Foreign exchange gain (loss)(1)	0.3	—	0.3
Total – from subsequent valuation	0.3	—	0.3
Net expense	(25.0)	—	(25.0)

(1)
This position includes the foreign exchange gain (loss) recognized on third-party and intercompany financial assets and liabilities through consolidated income statement

(2)
This position includes the income from the released impairments and allowances and recoveries during the period less the increase of impairments and allowances

34.3   FINANCIAL RISK MANAGEMENT OBJECTIVES
As a retailer, Hudson has activities which need to be financed in different currencies and are consequently affected by fluctuations of foreign exchange and interest rates. Hudson’s treasury manages the financing of the operations through centralized credit facilities to ensure an adequate allocation of these resources and simultaneously minimize the potential currency financial risk impacts.
Hudson continuously monitors the market risk, such as risks related to foreign currency, interest rate, credit, liquidity and capital. Hudson seeks to minimize the currency exposure and interest rates risk using appropriate transaction structures or alternatively, using derivative financial instruments to hedge the exposure to these risks. The treasury policy forbids entering or trading financial instruments for speculative purposes.
34.4   MARKET RISK
Hudson’s financial assets and liabilities are mainly exposed to market risk in foreign currency exchange and interest rates. Hudson’s objective is to minimize the income statement impact and to reduce fluctuations in cash flows through structuring the respective transactions to minimize market risks. In cases, where the associated risk cannot be hedged appropriately through a transaction structure, and the evaluation of market risks indicates a material exposure, Hudson may use financial instruments to hedge the respective exposure.
Hudson may enter into a variety of financial instruments to manage its exposure to foreign currency risk, including forward foreign exchange contracts, currency swaps and over the counter plain vanilla options.
During the current financial year Hudson has not utilized foreign currency forward contracts and options for hedging purposes.
34.5   FOREIGN CURRENCY RISK MANAGEMENT
Hudson manages the cash flow surplus or deficits in foreign currency of the operations through FX-transactions in the respective local currency. Major imbalances in foreign currencies at Group level may be hedged through foreign exchange forwards contracts.
34.5.1 Foreign currency sensitivity analysis
Among various methodologies to analyze and manage risk, Hudson utilizes a system based on sensitivity analysis. This tool enables group treasury to identify the level of risk of each entity. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions.
Foreign Currency Exposure
In Millions of USD	USD(1)	EURO	CHF	Total
DECEMBER 31, 2016
Monetary assets	0.1	10.3	—	10.4
Monetary liabilities	18.6	0.2	0.9	19.7
Net currency exposure	(18.5)	10.1	(0.9)	(9.3)
DECEMBER 31, 2015
Monetary assets	0.2	—	0.5	0.7
Monetary liabilities	9.7	0.4	0.5	10.6
Net currency exposure	(9.5)	(0.4)	—	(9.9)

(1)
USD held by Canadian subsidiaries

The sensitivity analysis includes all monetary assets and liabilities irrespective of whether the positions are third-party or intercompany.
The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of Hudson entities at December 31 of the respective year. The values and risk disclosed here are the hedged and not hedged positions assuming a 5% appreciation of the USD against all other currencies.
A positive result indicates a profit, before tax in the income statement or in the hedging and revaluation reserves when the EUR strengthens against the relevant currency.
In Millions of USD	Dec 31, 2016	Dec 31, 2015
Effect on the Income Statement – profit (loss) of USD	0.9	0.5
Effect on the Income Statement – profit (loss) of EUR	(0.5)	—
34.6   INTEREST RATE RISK MANAGEMENT
34.6.1 Allocation of financial assets and liabilities to interest classes
	In %		In Millions Of USD
At December 31, 2016	Average Variable Interest Rate	Average Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Total Interest Bearing	Non- Interest Bearing	Total
Cash and cash equivalents	0.1%		184.8	—	184.8	2.8	187.6
Trade receivables			—	—	—	8.2	8.2
Other accounts receivable			—	—	—	26.2	26.2
Other non-current assets	7.0%		22.5	—	22.5	1.9	24.4
Financial assets			207.3	—	207.3	39.1	246.4
Trade payables			—	—	—	91.3	91.3
Financial debt, short-term			—	—	—	1.5	1.5
Other liabilities			—	—	—	143.7	143.7
Financial debt, long-term		5.9%	—	475.2	475.2	—	475.2
Other non-current liabilities			—	—	—	1.1	1.1
Financial liabilities			—	475.2	475.2	237.6	712.8
Net financial liabilities			(207.3)	475.2	267.9	198.5	466.4

	In %		In Millions Of USD
At December 31, 2015	Average Variable Interest Rate	Average Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Total Interest Bearing	Non- Interest Bearing	Total
Cash and cash equivalents	0.1%		145.7	—	145.7	14.7	160.4
Trade receivables			—	—	—	6.5	6.5
Other accounts receivable			—	—	—	43.0	43.0
Other non-current assets	7.0%		21.7	—	21.7	2.2	23.9
Financial assets			167.4	—	167.4	66.4	233.8
Trade payables			—	—	—	83.5	83.5
Financial debt, short-term			—	—	—	0.9	0.9
Other liabilities			—	—	—	107.6	107.6
Financial debt, long-term		5.9%	—	483.1	483.1	—	483.1
Other non-current liabilities			—	—	—	1.8	1.8
Financial liabilities			—	483.1	483.1	193.8	676.9
Net financial liabilities			(167.4)	483.1	315.7	127.4	443.1

34.7   CREDIT RISK MANAGEMENT
Credit risk refers to the risk that counterparty may default on its contractual obligations resulting in financial loss to Hudson.
Almost all Hudson sales are retail sales made against cash or internationally recognized credit/debit cards. The remaining credit risk is in relation to taxes, refunds from suppliers and guarantee deposits.
The credit risk on cash deposits or derivative financial instruments relates to banks or financial institutions. Hudson monitors the credit ranking of these institutions and does not expect defaults from non-performance of these counterparties.
The main banks where Hudson keeps net assets positions hold a credit rating of A or higher.
34.7.1 Maximum credit risk
The carrying amount of financial assets recorded in the financial statements, after deduction of any allowances for losses, represents Hudson’s maximum exposure to credit risk.
34.8   LIQUIDITY RISK MANAGEMENT
Hudson evaluates this risk as the ability to settle its financial liabilities on time and at a reasonable price. Beside its capability to generate cash through its operations, Hudson, jointly with Dufry, mitigates liquidity risk by keeping unused credit facilities with financial institutions (see note 29).
34.8.1 Remaining maturities for non-derivative financial assets and liabilities
The following tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities (based on the earliest date on which Hudson can receive or be required to pay). The tables include principal and interest cash flows.
At December 31, 2016 In Millions Of USD	1 – 6 Months	6 – 12 Months	1 – 2 Years	More than 2 years	Total
Cash and cash equivalents	187.8	—	—	—	187.8
Trade receivables	8.2	—	—	—	8.2
Other accounts receivable	26.2	—	—	—	26.2
Other non-current assets	—	—	—	29.1	29.1
Total cash inflows	222.2	—	—	29.1	251.3
Trade payables	91.3	—	—	—	91.3
Financial debt, short-term	1.5	—	—	—	1.5
Other liabilities	143.7	—	—	—	143.7
Financial debt, long-term	14.1	14.1	28.2	582.2	638.6
Other non-current liabilities	—	—	—	1.1	1.1
Total cash outflows	250.6	14.1	28.2	583.3	876.2

At December 31, 2015 In Millions Of USD	1 – 6 Months	6 – 12 Months	1 – 2 Years	More than 2 years	Total
Cash and cash equivalents	160.5	—	—	—	160.5
Trade receivables	6.5	—	—	—	6.5
Other accounts receivable	43.0	—	—	—	43.0
Other non-current assets	—	—	—	28.5	28.5
Total cash inflows	210.0	—	—	28.5	238.5
Trade payables	83.5	—	—	—	83.5
Financial debt, short-term	0.9	—	—	—	0.9
Other liabilities	107.6	—	—	—	107.6
Financial debt, long-term	14.3	14.3	28.6	620.1	677.3
Other non-current liabilities	—	—	—	1.8	1.8
Total cash outflows	206.3	14.3	28.6	621.9	871.1

LIST OF SUBSIDIARIES
R = Retail      H = Holding
As of December 31, 2016	Location	Country	Type	Ownership in %	Share Capital in Thousands	Currency
UNITED STATES OF AMERICA
Hudson-Garza Albuquerque JV	Albuquerque	USA	R	80	—	USD
Hudson-Northwind Anchorage JV	Anchorage	USA	R	90	—	USD
Atlanta WDFG TAC ATL Retail LLC	Atlanta	USA	R	86	—	USD
Atlanta WDFG LTL ATL JV LLC	Atlanta	USA	R	70	—	USD
Atlanta WDFG Shellis Atlanta JV	Atlanta	USA	R	70	—	USD
AMS-TE Atlantic City JV	Atlantic City	USA	R	85	—	USD
Hudson Birmingham JV	Birmingham	USA	R	70	—	USD
Hudson-BW Logan C, JV	Boston	USA	R	85	—	USD
National Air Ventures	Boston	USA	R	70	—	USD
Hudson-NEU Logan JV	Boston	USA	R	80	—	USD
HG Burbank JV	Burbank	USA	R	88	—	USD
HG Burlington, JV	Burlington	USA	R	90	—	USD
HG-BW Charleston JV	Charleston	USA	R	90	—	USD
Hudson News O’Hare JV	Chicago	USA	R	70	—	USD
Dufry O’Hare T5 JV	Chicago	USA	R	80	—	USD
Hudson-JRE Midway JV	Chicago	USA	R	70	—	USD
Hudson O’Hare T5 JV	Chicago	USA	R	80	—	USD
Hudson Cleveland JV	Cleveland	USA	R	70	—	USD
HG-Multiplex-Regali Dallas JV	Dallas	USA	R	75	—	USD
Hudson-Retail Dallas JV	Dallas	USA	R	75	—	USD
WDFG-Aranza/Howell D2-14, LLC	Dallas	USA	R	65	—	USD
Dallas Fort WDFG-Howell Mickens JV	Dallas	USA	R	65	—	USD
Dallas Love Field WDFG – Love Field Partners II LLC	Dallas	USA	R	51	—	USD
Dallas Fort Worth WDFG/JAVA STAR JV	Dallas	USA	R	50	—	USD
HG-Regali DFW JV	Dallas FW	USA	R	65	—	USD
HG Multiplex DFW JV	Dallas FW	USA	R	65	—	USD
HG DFW Retailers JV	Dallas FW	USA	R	65	—	USD
Dallas Fort Worth – WDFG – Howell Mickens Terminal A – Retail I JV	Dallas FW	USA	R	65	—	USD
World Duty Free Group US Inc	Delaware	USA	H	100	—	USD
World Duty Free Group JV Holding LLC	Delaware	USA	R	100	—	USD
Detroit WDFG Detroit & Partners LLC	Delaware	USA	R	80	—	USD
HG Denver JV	Denver	USA	R	76	—	USD
Denver Duty Free JV	Denver	USA	R	67	—	USD
Denver – WDFG SPI DEN Retail LLC	Denver	USA	R	75	—	USD

As of December 31, 2016	Location	Country	Type	Ownership in %	Share Capital in Thousands	Currency
WDFG Partners Duty Free LLC (Detroit)	Detroit	USA	R	75	—	USD
Grand Rapids WDFG/Diversified JV	Grand Rapids	USA	R	90	—	USD
Hudson BW GSP JV	Greenville	USA	R	80	—	USD
WDFG Houston 8 2014 LLC	Houston	USA	R	60	—	USD
Dufry Houston Duty Free & Retail Partnership	Houston	USA	R	75	1	USD
Houston WDFG Branch McGowen, LLC	Houston	USA	R	64	—	USD
Nuance Houston LLC	Houston	USA	R	75	—	USD
AMS-AJA Jackson JV	Jackson	USA	R	67	—	USD
Hudson Las Vegas JV	Las Vegas	USA	R	73	—	USD
Nuance Group Las Vegas Partnership	Las Vegas	USA	R	73	850	USD
Little Rock WDFG Adevco Joint Venture	Little Rock	USA	R	70	—	USD
HG Magic Concourse TBIT JV	Los Angeles	USA	R	68	—	USD
Airport Management Services LLC	Los Angeles	USA	H/R	100	—	USD
LAX Retail Magic 2 JV	Los Angeles	USA	R	73	—	USD
LAX Retail Magic 3-4 JV	Los Angeles	USA	R	75	—	USD
Hudson-Magic Johnson Ent. CV LLC	Los Angeles	USA	R	91	—	USD
HG-LAX T6, JV	Los Angeles	USA	R	68	—	USD
LAX WDFG CA LLC	Los Angeles	USA	R	65	—	USD
HG Manchester, JV	Manchester	USA	R	90	—	USD
Miami Airport Retail Partners JV	Miami	USA	R	70	—	USD
AMS-TEI Miami JV	Miami	USA	R	70	—	USD
Dufry MSP Retailers JV.	Minneapolis	USA	R	75	—	USD
Minneapolis WDFG/ELN MSP Terminal 2 Retail – LLC	Minneapolis	USA	R	90	—	USD
AMS-Watson Mobile JV	Mobile	USA	R	80	—	USD
AMS-Shaw Myrtle Beach JV	Myrtle Beach	USA	R	88	—	USD
AMS-Olympic Nashville JV	Nashville	USA	R	83	—	USD
New Orleans Air Ventures II	New Orleans	USA	R	66	—	USD
Dufry Americas Holding Inc	New York	USA	H	100	—	USD
Hudson Group (HG) Retail, LLC	New York	USA	H/R	100	—	USD
JFK Air Ventures II JV	New York	USA	R	80	—	USD
Hudson-NIA JFK T1 JV	New York	USA	R	90	—	USD
HG-KCGI-TEI JFK T8 JV	New York	USA	R	85	—	USD
Hudson-Retail NEU LaGuardia JV	New York	USA	R	80	—	USD
Hudson-Keelee JFK 7 JV	New York	USA	R	83	—	USD
Dufry Newark Inc	Newark	USA	R	100	—	USD
Hudson JME Newark C JV	Newark	USA	R	80	—	USD
AMS-BW Newark JV	Newark	USA	R	70	—	USD
Hudson-NIA Norfolk JV	Norfolk	USA	R	80	—	USD

As of December 31, 2016	Location	Country	Type	Ownership in %	Share Capital in Thousands	Currency
Hudson Newburn AS2 JV	Orlando	USA	R	65	—	USD
AMS of South Florida LLC	Orlando	USA	R	50	—	USD
HG Orlando AS1-JV	Orlando	USA	R	75	—	USD
World Duty Free US Inc	Orlando	USA	R	100	—	USD
AMS-CyS Phoenix JV	Phoenix	USA	R	70	—	USD
Phoenix WDFG JV	Phoenix	USA	R	70	—	USD
AMS-NIA Richmond JV	Richmond	USA	R	80	—	USD
Hudson-NIA Rochester JV	Rochester	USA	R	85	—	USD
San Antonio WDFG – Houston 8 JV	San Antonio	USA	R	63	—	USD
Hudson-CV-Epicure-Martinez JV	San Diego	USA	R	71	—	USD
WDFG North America LLC	San Francisco	USA	H	100	—	USD
WDFG-Skyview Concessions LLC	San Francisco	USA	R	90	—	USD
AMS-SJC JV	San Jose	USA	R	91	—	USD
Hudson Sanford JV	Sanford	USA	R	100	—	USD
John Wayne NG-AC JV	Santa Ana	USA	R	81	—	USD
Seattle Air Ventures	Seattle	USA	R	75	—	USD
Dufry Seattle JV	Seattle	USA	R	88	—	USD
HG St. Louis JV II.	St Louis	USA	R	69	—	USD
HG St Louis JV	St. Louis	USA	R	70	—	USD
WDFG-Transglobal TPA JV	Tampa	USA	R	70	—	USD
HG Tampa JV	Tampa	USA	R	76	—	USD
HG Tucson Retailers JV	Tucson	USA	R	70	—	USD
HG Tulsa Retailers JV	Tulsa	USA	R	90	—	USD
HG National JV	Virginia	USA	R	70	—	USD
CANADA
TNG (Canada) Inc.	Toronto	Canada	R	100	13,260	CAD
WDFG Vancouver LP	Vancouver	Canada	R	100	9,500	CAD
Hudson Group Canada Inc.	Vancouver	Canada	R	100	—	CAD
AMS Canada	Vancouver	Canada	R	100	—	CAD

HUDSON GROUP
INTERIM COMBINED FINANCIAL STATEMENTS
INTERIM COMBINED STATEMENT OF COMPREHENSIVE INCOME
for the 9 months period ended September 30, 2017
In Millions of USD	Note	Unaudited Jan 1 – Sep 30, 2017	Unaudited Jan 1 – Sep 30, 2016
Turnover		1,352.1	1,272.1
Cost of sales		(511.4)	(489.5)
Gross profit		840.7	782.6
Selling expenses		(315.4)	(298.2)
Personnel expenses		(275.7)	(251.9)
General expenses		(118.2)	(114.2)
Share of result of associates		(0.3)	—
Depreciation, amortization and impairment		(79.3)	(72.5)
Other operational result		0.9	(7.7)
Operating profit		52.7	38.1
Interest expenses		(22.7)	(22.3)
Interest income		1.4	1.7
Foreign exchange gain/(loss)		0.8	(0.1)
Earnings before taxes (EBT)		32.2	17.4
Income tax	5	(8.0)	(1.7)
Net earnings		24.2	15.7
OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		27.2	19.7
Items to be reclassified to net income in subsequent periods, net of tax		27.2	19.7
Total other comprehensive income/(loss), net of tax		27.2	19.7
Total comprehensive income/(loss), net of tax		51.4	35.4
NET EARNING ATTRIBUTABLE TO
Equity holders of the parent		1.0	(5.5)
Non-controlling interests		23.2	21.2
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO
Equity holders of the parent		28.2	14.2
Non-controlling interests		23.2	21.2

HUDSON GROUP
INTERIM COMBINED STATEMENT OF FINANCIAL POSITION
at September 30, 2017
In Millions of USD	Note	Unaudited Sep 30, 2017	Dec 31, 2016
ASSETS
Property, plant and equipment		265.1	256.3
Intangible assets		693.7	691.2
Investments in associates		2.1	2.4
Deferred tax assets		152.7	153.0
Other non-current assets		33.7	31.1
Non-current assets		1,147.3	1,134.0
Inventories		180.8	161.4
Trade and credit card receivables		3.9	8.2
Other accounts receivable		52.1	47.3
Income tax receivables		1.1	4.5
Cash and cash equivalents	7	220.5	187.6
Current assets		458.4	409.0
Total assets		1,605.7	1,543.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent		535.8	658.2
Non-controlling interests		80.2	72.2
Total equity		616.0	730.4
Financial debt	7	527.4	475.2
Deferred tax liabilities		74.7	71.8
Other non-current liabilities		—	1.1
Non-current liabilities		602.1	548.1
Trade payables		100.4	91.3
Financial debt	7	68.7	1.5
Income tax payables		5.8	3.8
Other liabilities		212.7	167.9
Current liabilities		387.6	264.5
Total liabilities		989.7	812.6
Total liabilities and shareholders’ equity		1,605.7	1,543.0

HUDSON GROUP
INTERIM COMBINED STATEMENT OF CHANGES IN EQUITY
for the 9 months period ended September 30, 2017
2017 In Millions of USD	Note	Shareholder’s Equity	Non-Controlling Interests	Total Equity
Balance at January 1		658.2	72.2	730.4
Net earnings/(loss)		1.0	23.2	24.2
Other comprehensive income/(loss)		27.2	—	27.2
Total comprehensive income/(loss) for the period		28.2	23.2	51.4
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		—	(23.4)	(23.4)
Common control transaction	6	(154.7)	—	(154.7)
Share-based payment		3.4	—	3.4
Tax effect on equity transactions		1.3	—	1.3
Total transactions with or distributions to owners		(150.0)	(23.4)	(173.4)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests		(0.6)	8.2	7.6
Balance at September 30		535.8	80.2	616.0

2016 In Millions of USD	Note	Shareholder’s Equity	Non-Controlling Interests	Total Equity
Balance at January 1		620.1	67.8	687.9
Net earnings/(loss)		(5.5)	21.2	15.7
Other comprehensive income/(loss)		19.7	—	19.7
Total comprehensive income for the period		14.2	21.2	35.4
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		—	(21.2)	(21.2)
Share-based payment		0.9	—	0.9
Tax effect on equity transactions		0.3	—	0.3
Total transactions with or distributions to owners		1.2	(21.2)	(20.0)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests		(0.8)	5.9	5.1
Balance at September 30		634.7	73.7	708.4

HUDSON GROUP
INTERIM COMBINED STATEMENT OF CASH FLOWS
for the 9 months period ended September 30, 2017
In Millions of USD	Note	Unaudited Jan 1 – Sep 30, 2017	Unaudited Jan 1 – Sep 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Total earnings before taxes (EBT)		32.2	17.4
ADJUSTMENTS FOR:
Depreciation, amortization and impairment		79.3	72.5
Loss/(gain) on sale of non-current assets		1.5	—
Increase/(decrease) in allowances and provisions		11.8	5.4
Loss/(gain) on unrealized foreign exchange differences		(0.7)	2.4
Other non-cash items		3.4	—
Share of result of associates		0.3	—
Interest expense		22.7	22.3
Interest income		(1.4)	(1.7)
Cash flow before working capital changes		149.1	118.3
Decrease/(increase) in trade and other accounts receivable		7.9	(18.0)
Decrease/(increase) in inventories		(28.6)	3.5
Increase/(decrease) in trade and other accounts payable		53.7	68.1
Dividends received from associates		—	0.2
Cash generated from operations		182.1	172.1
Income taxes received/(paid)		0.2	(0.1)
Net cash flows from operating activities		182.3	172.0
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(64.8)	(63.3)
Purchase of intangible assets		(7.6)	(2.5)
Interest received		1.6	1.3
Net cash flows used in investing activities		(70.8)	(64.5)
CASH FLOW FROM FINANCING ACTIVITIES
Repayment of financial debt	7	(36.5)	—
Proceeds from/(repayment of) 3rd party loans		0.3	12.2
Dividends paid to non-controlling interest		(23.4)	(21.2)
Interest paid		(22.7)	(22.3)
Net cash flows (used in)/from financing activities		(82.3)	(31.3)
Currency translation on cash	7	3.7	(0.8)
(Decrease)/increase in cash and cash equivalents		32.9	75.4
CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	7	187.6	160.4
– end of the period	7	220.5	235.8

HUDSON GROUP

NOTES TO THE INTERIM COMBINED FINANCIAL STATEMENTS
1.
CORPORATE INFORMATION

Hudson Group (“Hudson” or the “Group”) operates in the Duty Paid and Duty Free travel retail markets and runs approximately 1,000 stores in over 80 locations, throughout the continental United States and Canada at September 30, 2017.
All entities combined in these financial statements are directly or indirectly owned subsidiaries of Dufry AG (Dufry), the world’s leading travel retail company which is headquartered in Basel, Switzerland. Dufry’s shares are listed on the Swiss Stock Exchange (SIX) in Zurich, Switzerland and its Brazilian Depository Receipts (BDR) on the BM&FBOVESPA in São Paulo, Brazil.
Hudson Ltd was incorporated on May 30, 2017 in Hamilton, Bermuda as a wholly owned subsidiary of Dufry. In connection with the initial public offering (IPO) and listing on the New York Stock Exchange of its class A shares, Hudson Ltd will become the direct or indirect parent of all entities that are part of Hudson Group. Hudson Ltd. has had no operations, only nominal assets and no liabilities or contingencies since inception.
2.
BASIS OF PREPARATION AND CHANGES TO THE ACCOUNTING POLICIES

2.1   BASIS OF PREPARATION
In connection with the proposed initial public offering (IPO) of Hudson Group, these interim combined financial statements have been prepared for the purpose of integration in the prospectus for the initial listing of the shares of Hudson Ltd on the New York Stock Exchange (NYSE). They have been prepared in accordance with IAS 34 Interim Financial Reporting.
For the purpose of these interim combined financial statements, Hudson Group comprises all entities and operations directly or indirectly owned by Dufry which are expected to be transferred to Hudson Ltd prior to its initial listing at the NYSE. The interim combined financial statements have been prepared based on the financial reporting packages that were used for the preparation of the interim consolidated financial statements of Dufry. Hudson Group uses the same accounting policies and principles in these interim combined financial statements as were used for the preparation of the interim consolidated financial statements of Dufry.
The interim combined financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Hudson’s combined financial statements as of December 31, 2016.
The interim combined financial statements were authorized for issue on October 26, 2017 by the management of Dufry International AG.
2.2   NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED
The accounting policies adopted in the preparation of the interim combined financial statements are consistent with those followed in the preparation of Hudson’s combined financial statements for the year ended December 31, 2016, except for:
New or revised Standards and Interpretations adopted in these financial statements (effective January 1, 2017)
—
Disclosure initiative — amendments to IAS 7 Statement of cash flows

Requires additional disclosure of changes in liabilities arising from financing activities (see note 6).
—
IAS 12 Income taxes

Additional clarification was issued on the recognition of deferred tax assets for unrealized losses on debt instruments at fair value. Hudson currently does not have debt instruments at fair value.

3.
SEGMENT INFORMATION

Hudson Group consists of one operating segment “Travel Retail Operations” for which reports are submitted to the Group Executive Committee (formerly the Divisional Committee of Dufry), being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and the allocation of resources.
Hudson Group generates revenues from selling a wide range of duty-free and duty-paid products through its stores that are located at airports, commuter terminals, hotels, landmarks or other tourist destinations, as well as through advertising income.
Turnover by Country
In Millions of USD	Unaudited Jan 1 – Sep 30, 2017	Unaudited Jan 1 – Sep 30, 2016
US	1,101.7	1,058.3
Canada	250.4	213.8
Total	1,352.1	1,272.1

Non-Current Assets by Country (excluding financial instruments, deferred taxes)
In Millions of USD	Unaudited Sep 30, 2017	Dec 31, 2016
US	571.1	568.2
Canada	421.4	410.4
Total	992.5	978.6

4.
SEASONALITY

Hudson has its strongest months of turnover and operating profit between July and September corresponding to the summer time, whereas the first quarter is the weakest. These seasonality effects are more prominent on the result than in turnover.
5.
INCOME TAXES

In Millions of USD	Unaudited Jan 1 – Sep 30, 2017	Unaudited Jan 1 – Sep 30, 2016
Current income tax	(7.3)	(5.9)
Deferred income tax	(0.7)	4.2
Total	(8.0)	(1.7)

6.
ACQUISITION OF WDFG VANCOUVER LP

On August 1, the Hudson Group, through its subsidiary The Nuance Group (Canada) Inc acquired substantially all interests in WDFG Vancouver L.P. (Canada) from Cancouver Uno SLU (Spain, a company of the Dufry Group) for a net consideration of CAD 195.0 million (USD 154.7 million). This transaction was financed with a loan received from Dufry Financial Services B.V.
As WDFG Vancouver L.P. was already within the scope of these combined financial statements prior to the acquisition, the loan was recorded against equity and no additional assets or liabilities were recorded as a result. As the acquisition was directly financed by the loan without any cash exchanging hands, the transaction was presented on a net basis for cash-flow purposes.

7.
NET DEBT

In Millions of USD (unaudited)	Cash and Cash Equivalents	Financial Debt Current	Financial Debt Non-Current	Net Debt
Balance at January 1, 2017	187.6	1.5	475.2	289.1
Cash flows from operating, financing and investing activities	29.2	—	—	(29.2)
Repayments of financial debt	—	(36.5)	—	(36.5)
Loan from common control transaction	—	103.1	51.6	154.7
Cash flow	29.2	66.6	51.6	89.0
Currency translation adjustments	3.7	0.6	0.6	(2.5)
Non-cash movements	3.7	0.6	0.6	(2.5)
Balance at September 30, 2017	220.5	68.7	527.4	375.6

8.
PRINCIPAL FOREIGN EXCHANGE RATES APPLIED FOR VALUATION AND TRANSLATION

	Average Rate	Closing Rate
In USD	Jan 1 – Sep 30, 2017	Sep 30, 2017
1 CAD	0.7579	0.8021
In USD	Jan 1 – Sep 30, 2016	Sep 30, 2016	Dec 31, 2016
1 CAD	0.7570	0.7618	0.7446

Report of Independent Auditors
To the Board of Directors and Shareholders of Dufry AG
We have audited the accompanying combined financial statements of Nuance North America which comprise the combined statement of financial position as of September 8, 2014, and the related combined income statement and combined statements of comprehensive income, changes in equity and cash flows for the period from January 1, 2014 through September 8, 2014, and the related notes to the combined financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS”); this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Basis for Qualified Opinion
As discussed in Note 2.1 to the combined financial statements, the Company has not presented prior period comparatives because such comparatives are not required by Rule 3-05 of the United States Securities and Exchange Commission Regulation S-X. Disclosure of comparatives is required by IFRS.
Qualified Opinion
In our opinion, except for the effects of the matter described in the Basis for Qualified Opinion paragraph, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Nuance North America as of September 8, 2014 and the combined results of its operations and its cash flows for the period from January 1, 2014 through September 8, 2014 in accordance with IFRS.
/s/ Ernst & Young AG
Basel, Switzerland
August 25, 2017

NUANCE NORTH AMERICA
COMBINED FINANCIAL STATEMENTS
COMBINED INCOME STATEMENT
for the period January 1 to September 8, 2014
In Millions of USD	Note	Jan 1 – Sep 8, 2014
Turnover	6	114.0
Cost of sales		(48.6)
Gross profit		65.4
Selling expenses	7	(31.4)
Personnel expenses	8	(12.3)
General expenses	9	(7.1)
Share of result of associates	10	1.2
Depreciation, amortization and impairment	11	(2.0)
Other operational result		1.8
Operating profit		15.6
Interest expenses	12	(0.2)
Interest income	12	0.1
Foreign exchange gain/(loss)		0.1
Earnings before taxes (EBT)		15.6
Income tax	13	(3.9)
Net earnings		11.7
NET EARNINGS ATTRIBUTABLE TO
Equity holders of the parent		10.5
Non-controlling interests	23	1.2

NUANCE NORTH AMERICA
COMBINED STATEMENT OF COMPREHENSIVE INCOME
for the period January 1 to September 8, 2014
In Millions of USD	Note	Jan 1 – Sep 8, 2014
Net earnings		11.7
Total other comprehensive income, net of tax		—
Total comprehensive income, net of tax		11.7
ATTRIBUTABLE TO
Equity holders of the parent		10.5
Non-controlling interests		1.2

NUANCE NORTH AMERICA
COMBINED STATEMENT OF FINANCIAL POSITION
at September 8, 2014
In Millions of USD	Note	Sep 8, 2014
ASSETS
Property, plant and equipment	14	11.8
Intangible assets	16	0.2
Investments in associates	10	4.6
Other non-current assets	18	10.3
Non-current assets		26.9
Inventories	19	17.4
Trade and credit card receivables	20	3.2
Other accounts receivable	21	2.9
Cash and cash equivalents		14.9
Current assets		38.4
Total assets		65.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent		43.0
Non-controlling interests	23	3.0
Total equity		46.0
Other non-current liabilities	24	2.6
Non-current liabilities		2.6
Trade payables		9.1
Income tax payables		0.2
Other liabilities	24	7.4
Current liabilities		16.7
Total liabilities		19.3
Total liabilities and shareholders’ equity		65.3

NUANCE NORTH AMERICA
COMBINED STATEMENT OF CHANGES IN EQUITY
for the period January 1 to September 8, 2014
2014 In Millions of USD	Note	Shareholder’s Equity	Non-Controlling Interests	Total Equity
Balance at January 1, 2014		32.5	3.2	35.7
Net earnings/(loss)		10.5	1.2	11.7
Other comprehensive income/(loss)		—	—	—
Total comprehensive income/(loss) for the period		10.5	1.2	11.7
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests		—	(1.4)	(1.4)
Balance at September 8, 2014		43.0	3.0	46.0

NUANCE NORTH AMERICA
COMBINED STATEMENT OF CASH FLOWS
for the period January 1 to September 8, 2014
In Millions of USD	Note	Jan 1 – Sep 8, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Earnings before taxes (EBT)		15.6
ADJUSTMENTS FOR
Depreciation, amortization and impairment	11	2.0
Increase/(decrease) in allowances and provisions		0.3
Loss/(gain) on unrealized foreign exchange differences		(0.9)
Share of result of associates	10	(1.2)
Interest expense	12	0.2
Interest income	12	(0.1)
Cash flow before working capital changes		15.9
Decrease/(increase) in trade and other accounts receivable		(1.0)
Decrease/(increase) in inventories	19	(3.6)
Increase/(decrease) in trade and other accounts payable		2.6
Dividends received from associates	10	1.4
Cash generated from operations		15.3
Income taxes paid		(3.8)
Net cash flows from operating activities		11.5
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	14, 15	(8.1)
Purchase of intangible assets	16, 17	(0.1)
Proceeds from sale of property, plant and equipment		2.5
Net cash flows used in investing activities		(5.7)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from/(repayment of) related party loans		(2.9)
Dividends paid to non-controlling interest		(1.4)
Interest paid		(0.2)
Net cash flows (used in)/from financing activities		(4.5)
Currency translation on cash		(0.3)
(Decrease)/increase in cash and cash equivalents		1.0
CASH AND CASH EQUIVALENTS AT THE
– beginning of the period		13.9
– end of the period		14.9

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE PERIOD JANUARY 1 – SEPTEMBER 8, 2014
1.
CORPORATE INFORMATION

Nuance North America (the Group) are former subsidiaries of The Nuance Group AG located in USA and Canada. The Group operated in Duty Free travel retail and at September 8, 2014, ran 27 stores in 8 airports throughout the USA and Canada, providing traditional duty free assortment as well as brand boutiques and specialized stores.
2.
ACCOUNTING POLICIES

2.1
BASIS OF PREPARATION

In connection with the proposed initial public offering (IPO) of Hudson Group, these combined financial statements have been compiled for the purpose of integration in the prospectus for the initial listing of the shares of Hudson Group on the New York Stock Exchange (NYSE). The combined financial statements for the period January 1 – September 8, 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), except that they do not include comparative figures for the prior year as required by IAS 1.38 Presentation of Financial Statements. The purpose of these combined financial statements is to meet the reporting requirements of Rule 3-05 of regulation S-X. The result and cash flows generated by Nuance North America in the period from January 1 to September 8, 2014, are not included in the combined financial statements of Hudson Group of the year 2014.
On September 9, 2014, the Dufry Group (Dufry) acquired 100% of the shares of The Nuance Group including among others the operations represented here as the Group. Dufry AG is a public listed company with headquarters in Basel, Switzerland.
For the purpose of these combined financial statements, the Group comprises all entities and operations directly or indirectly owned at present by Dufry AG which previously were held by The Nuance Group located in the USA and Canada and are expected to be transferred to Hudson Ltd, prior to its initial listing at the NYSE. Refer to Note 2.2 for the principles applied to this combination; refer to the list of subsidiaries for an overview of the entities included in the scope of combination. The combined financial statements have been prepared based on the financial reporting packages that were used for the preparation of the consolidated financial statements of The Nuance Group. The accounting policies and principles in these combined financial statements have been adapted to comply with the Dufry accounting policies.
The Group’s combined financial statements have been prepared on the historical cost basis, except for available-for-sale financial assets and other financial assets and liabilities (including derivative instruments), which are measured at fair value, as explained in the accounting policies below. Historical costs are generally based on the fair value of the consideration given in exchange for assets.
The combined financial statements are presented in millions of U.S. dollars (USD) and all values are rounded to the nearest one hundred thousand, except when otherwise indicated.
The combined financial statements were authorized for issue on August 25, 2017 by the management of Dufry International AG.
2.2
BASIS OF COMBINATION

The combined financial statements of the Group comprise all entities and operations directly or indirectly owned by The Nuance Group at September 8, 2014, which are expected to be transferred to Hudson Ltd prior to its initial listing at the NYSE; this includes subsidiaries, associates and joint ventures.
Subsidiaries are fully consolidated from the date of acquisition, being the date on which The Nuance Group AG, the parent entity of The Nuance Group, obtained control over the entities of the Group, and continue to be consolidated until the date when such control is lost. An entity of the Group controls another entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the other entity. All intra-group balances, transactions, unrealized gains or losses resulting from intra-group transactions and dividends are eliminated in full.
Transactions with The Nuance Group subsidiaries outside the scope of combination of the Group have not been eliminated and are reported as related party transactions in these combined financial statements, refer to Note 25.
A change in the ownership of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, derecognizes the carrying amount of any non-controlling interest as well as derecognizes the cumulative translation differences recorded in equity
—
recognizes the fair value of the consideration received, recognizes the fair value of any investment retained as well as recognizes any surplus or deficit in the consolidated income statement and

—
reclassifies the parent’s share of components previously recognized in other comprehensive income to the consolidated income statement or retained earnings, as appropriate.

For the accounting treatment of associated companies see 2.3.
2.3
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)
Revenue Recognition

Sales are measured at the fair value of the consideration received, excluding sales taxes or duties. Retail sales are settled in cash or by credit card, whereas advertising income is recognized when the services have been rendered.
b)
Cost of sales

Cost of sales are recognized when the Group sells a product and comprise the purchase price and the cost incurred until the product arrives at the warehouse, i.e. import duties, transport, inventory valuation adjustments and inventory differences.
c)
Foreign currency translation

The financial statements are expressed in millions of U.S. dollars (USD). Each entity included in the Group uses its corresponding local currency and items included in the financial statements of each entity are measured using that local currency. Transactions in foreign currencies are initially recorded in the local currency using the exchange rate at the date of the transaction.
Monetary assets and liabilities denominated in foreign currencies are re-measured to their fair value in the local currency using the exchange rate at the reporting date and recorded as unrealized foreign exchange gains/losses. Exchange differences arising on the settlement or on the translation of derivative financial instruments are recognized through the income statement, except where the hedges on net investments allow the recognition in other comprehensive income, until the respective investments are disposed of. Any related deferred tax is also accounted through other comprehensive income. Non-monetary items are measured at historical cost in the respective functional currency.
At the reporting date, the assets and liabilities of all subsidiaries reporting in foreign currency are translated into the reporting currency of  (USD) using the exchange rate at the reporting date. The income statements of the subsidiaries are translated using the average exchange rates of the respective month in which the transactions occurred. The net translation differences are recognized in other comprehensive income. On disposal of a foreign entity or when control is lost, the deferred cumulative translation difference recognized within equity relating to that particular operation is recognized in the income statement as gain or loss on sale of subsidiaries.
Intangible assets and fair value adjustments identified during a business combination (purchase price allocation) are treated as assets and liabilities in the functional currency of such operation.

Principal foreign exchange rates applied for valuation and translation:
	Average Rate	Closing Rate
In EUR	Jan 1 – Sep 8, 2014	Sep 8, 2014
1 CAD	0.9151	0.9204
d)
Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the leases’ inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.
e)
Taxation

Income tax expense represents the sum of the current income tax and deferred tax. Where a different functional currency is used, the position includes the changes in deferred tax assets or deferred tax liabilities due to foreign exchange translation.
Income tax positions not relating to items recognized in the income statement, are recognized in correlation to the underlying transaction either in other comprehensive income or equity.
Current income tax
Income tax receivables or payables are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted at the reporting date in the countries where the Group operates and generates taxable income.
Income tax relating to items recognized in other comprehensive income is recognized in the same statement.
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax basis of assets or liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Deferred tax liabilities are recognized for all taxable temporary differences, except:
—
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

—
In respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits or tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:
—
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

—
In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the reporting date applicable for each respective company.
f)
Property, plant and equipment

These are stated at cost less accumulated depreciation and any impairment in fair value. Depreciation is computed on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The useful lives applied are as follows:
—
Leasehold improvements the shorter of the lease term or 5 years

—
Furniture and fixtures the shorter of the lease term or 5 years

—
Motor vehicles the shorter of the lease term or 5 years

—
Computer hardware the shorter of the lease term or 3 years

—
Computer software and other intangible assets the shorter of the lease term or 3 years

g)
Impairment of non-financial assets

Intangible assets that are subject to depreciation and amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or cash generating unit exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating unit).
h)
Associates

Associates are all entities over which has significant influence but not control, generally accompanying a shareholding of more than 20% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost. The carrying amount is increased or decreased to recognize the investor’s share of the net earnings of the investee after the date of acquisition and decreased by dividends declared. The Group’s investment in associates includes goodwill identified on acquisition.
The Group’s share of post-acquisition net earnings is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in the statement of comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to net earnings where appropriate.
The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to share of result of associates in the income statement.
Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
Dilution gains and losses arising in investments in associates are recognized in the income statement.
i)
Inventories

Inventories are valued at the lower of historical cost or net realizable value. The historical costs are determined using the weighted average method. Historical cost includes all expenses incurred in bringing the inventories to their present location and condition. This includes mainly import duties and transport cost. Purchase discounts and rebates are deducted in determining the cost of inventories. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventory allowances are set up in the case of slow-moving and obsolete stock. Expired items are fully written off.
j)
Trade and credit card receivables/trade payables

Receivables and payables in respect of the sale/purchase of merchandise are included in these positions.
k)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand or current bank accounts as well as short-term deposits at banks with initial maturity below 91 days. Short-term investments are included in this position if they are highly liquid, readily convertible into known amounts of cash and subject to insignificant risk of changes in value.
l)
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate at the end of the reporting period of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third-party, a receivable is recognized as an asset if it is virtually certain that the reimbursement will be received and the amount of the receivable can be measured reliably.
m)
Financial instruments

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets and financial liabilities at fair value through profit or loss (FVTPL), are deducted from or added to the fair value of the financial assets or financial liabilities on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in the income statement.
Trade and other accounts receivable
Trade and other receivables (including credit cards receivables, other accounts receivable, cash and cash equivalents) are measured at amortized cost using the effective interest method, less any impairment.
Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset have been affected. Certain categories of financial assets, such as trade receivables, are assessed for impairment individually. Subsequent recoveries of amounts previously written off are credited against the allowance accounts for these categories. Changes in the carrying amount of the allowance account are recognized in the income statement in the lines selling expenses or other operational result.
Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred as set, The Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
Financial liabilities at FVTPL
These are stated at fair value, with any gains or losses arising on re-measurement recognized in the income statement. The net gain or loss recognized in the consolidated income statement incorporates any interest paid on the financial liability and is included in the financial result in the income statement. Fair value is determined in the manner described in note 27.
Other financial liabilities
Other financial liabilities (including borrowings) are subsequently measured at amortized cost using the effective interest method.
Derecognition of financial liabilities
The Group derecognizes financial liabilities only when the obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid or payable is recognized in the consolidated income statement.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
3.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the NNA’s combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities, at the reporting date.

KEY SOURCES OF ESTIMATION UNCERTAINTY
The key assumptions concerning the future and other key sources of estimation include uncertainties at the reporting date, which may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial periods, are discussed below.
Income taxes
NNA is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax assessment is uncertain. NNA recognizes liabilities for tax audit issues based on estimates of whether additional taxes will be payable. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax or deferred tax provisions in the period in which such assessment is made. Further details are given in note 13.
4.
NEW AND REVISED STANDARDS AND INTERPRETATIONS

The standards and interpretations described below are adopted for the first time for the preparation of the combined financial statements presented.
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Proposed amendments to IFRS 10 and IAS 28)
(effective January 1, 2016)
—
The gain or loss resulting from the sale to or contribution from an associate of assets that constitute a business as defined in IFRS 3 is recognized in full. The gain or loss resulting from the sale to or contribution from a subsidiary that does not constitute a business as defined in IFRS 3 (i.e. not a group of assets conforming a business) to an associate is recognized only to the extent of unrelated investors’ interests in the associate.

Annual Improvements 2010 – 2012 – issued December 2013
(effective January 1, 2015)
—
IFRS 2 Share-based Payment: Definition of vesting condition by separately defining a “performance condition” and a “service condition”.

—
IFRS 3 Business Combination: Accounting for contingent consideration in a business combination that is a financial asset or financial liability can only be measured at fair value, with changes in fair value being presented in either profit or loss or other comprehensive income.

—
IFRS 8 Operating Segments: Aggregation of operating segments requires the disclosure of those factors that are used to identify the entity’s reportable segments.

—
IAS 24 Related Party Disclosures: An entity providing key management personnel services to the reporting entity is a related party of the reporting entity.

Annual Improvements 2012 – 2014 – issued September 2014
(effective January 1, 2016)
—
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Changes in methods of disposal are clarified, i.e. whether such a change in a disposal method would qualify as a change to a plan of sale.

—
IAS 34 Interim Financial Reporting: Disclosure of information “elsewhere in the interim financial report” is clarified and requires the inclusion of a cross-reference from the interim financial statements to the location of this information.

5.
SEGMENT INFORMATION

NNA Group consists of one operating segment “Travel Retail Operations” for which reports are submitted to the management, being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and the allocation of resources. NNA Group generates revenues from selling a wide range of duty-free products through its stores that are mainly located at airports. Below tables are showing the values by countries.
Net Sales
In Millions of USD	Jan 1 – Sep 8, 2014
US	35.3
Canada	77.0
Total	112.3

Non-Current Assets (excluding financial instruments and deferred taxes)
In Millions of USD	Sep 8, 2014
US	12.4
Canada	14.5
Total	26.9

6.
TURNOVER

In Millions of USD	Jan 1 – Sep 8, 2014
Net sales	112.3
Advertising income	1.7
Turnover	114.0

Net sales by product categories
In Millions of USD	Jan 1 – Sep 8, 2014
Perfumes and Cosmetics	35.6
Wine and Spirits	25.9
Fashion, Leather and Baggage	20.5
Tobacco goods	18.0
Confectionery, Food and Catering	8.3
Electronics	0.4
Toys, Souvenirs and other goods	3.6
Total	112.3

7.
SELLING EXPENSES

In Millions of USD	Jan 1 – Sep 8, 2014
Concession fees and rents	(29.3)
Credit card commissions	(1.6)
Advertising and commission expenses	(0.4)
Other selling expenses	(0.1)
Total	(31.4)

The Group pays concession fees to landlords for lease of shops at airports or other similar locations. Such fees are usually determined in proportion to sales and require minimal payments, which vary by contract/agreement.

8.
PERSONNEL EXPENSES

In Millions of USD	Jan 1 – Sep 8, 2014
Salaries and wages	(9.8)
Social security expenses	(2.0)
Other personnel expenses	(0.5)
Total	(12.3)
Full time equivalents (FTE) as of September 8, 2014 (unaudited)	485.3
9.
GENERAL EXPENSES

In Millions of USD	Jan 1 – Sep 8, 2014
Premises	(2.4)
EDP and IT expenses	(0.2)
Travel, car, entertainment and representation	(0.5)
Office and administration	(0.3)
Legal, consulting and audit fees	(0.5)
Insurances	(0.6)
Taxes, other than income taxes	(0.1)
Franchise fees and commercial services (note 25)	(2.5)
Total	(7.1)

10.
INVESTMENTS IN ASSOCIATES

This includes Nuance Group (Chicago) LLC, which operates four duty-free shops at O’Hare International Airport of Chicago in Illinois, USA, Nuance Group (Orlando) LLC which operates shops at Orlando Airport and Broward Duty Free LLC, which operates shops at Ft. Lauderdale Airport.
These investments are accounted for using the equity method.
Summarized statement of financial position
In Millions of USD	Nuance Group (Chicago) LLC	Nuance Group (Orlando) LLC	Broward Duty Free LLC	Sep 8, 2014
Cash and cash equivalents	2.5	3.8	0.8	7.1
Other current assets	4.3	3.2	1.3	8.8
Non-current assets	0.3	1.8	0.1	2.2
Other current liabilities	(2.5)	(2.4)	(0.4)	(5.3)
Net assets	4.6	6.4	1.8	12.8
Proportion of the Group’s ownership	35.0%	37.5%	35.0%
The Group’s share of the equity	1.6	2.4	0.6	4.6

Summarized statement of comprehensive income
In Millions of USD	Nuance Group (Chicago) LLC	Nuance Group (Orlando) LLC	Broward Duty Free LLC	Jan 1 – Sep 8, 2014
Turnover	18.1	13.7	4.5	36.3
Depreciation, amortization and impairment	(0.2)	(0.4)	—	(0.6)
Net earnings for the year	1.1	1.7	0.6	3.4
OTHER COMPREHENSIVE INCOME
Items to be reclassified to net income in subsequent periods	—	—	—	—
Total other comprehensive income	—	—	—	—
Total comprehensive income	1.1	1.7	0.6	3.4
THE GROUP’S SHARE	35.0%	37.5%	35.0%
Net earnings for the period	0.4	0.6	0.2	1.2
Total comprehensive income	0.4	0.6	0.2	1.2

Reconciliation of the carrying amount of its investments
In Millions of USD	Nuance Group (Chicago) LLC	Nuance Group (Orlando) LLC	Broward Duty Free LLC	Total
Carrying value at January 1, 2014	1.7	2.6	0.5	4.8
Net earnings	0.4	0.6	0.2	1.2
Dividends received	(0.5)	(0.8)	(0.1)	(1.4)
Carrying value at September 8, 2014	1.6	2.4	0.6	4.6

11.
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

In Millions of USD	Jan 1 – Sep 8, 2014
Depreciation	(1.9)
Amortization	(0.1)
Total	(2.0)

12.
INTEREST

In Millions of USD	Jan 1 – Sep 8, 2014
INCOME ON FINANCIAL ASSETS
Interest income on short-term deposits	0.1
Interest income on financial assets	0.1
Total interest income	0.1
EXPENSES ON FINANCIAL LIABILITIES
Other financial expenses	(0.2)
Interest expense on financial liabilities	(0.2)
Total interest expense	(0.2)

13.
INCOME TAXES

INCOME TAX RECOGNIZED IN THE COMBINED INCOME STATEMENT
The USD 3.9 million correspond to current income tax of the period.
In Millions of USD	Jan 1 – Sep 8, 2014
Earnings before income tax (EBT)	15.6
Expected tax rate in %	39.0%
Tax at the expected rate	(6.1)
EFFECT OF
Different tax rates applicable for foreign subsidiaries	0.8
Income tax in Net Share in profit of associates	0.5
Income tax NCI	0.5
Other items	0.4
Total	(3.9)

The expected tax rate in % is the income tax rate applicable in the USA. The tax effect from Canada, where the tax rate is different from the US, is explained in line “Different tax rates for subsidiaries in other jurisdictions”.
There are USD 5.3 million tax losses carried forward not recognized at September 8, 2014. USD 0.8 million tax losses expire in 2018, USD 4.5 million expire in 2021.
14.
PROPERTY, PLANT AND EQUIPMENT

2014 In Millions of USD	Leasehold Improvements	Furniture Fixture	Computer Hardware	Vehicles	Work In Progress	Total
AT COST
Balance at January 1	20.7	2.6	3.9	0.2	3.1	30.5
Additions (note 15)	5.8	2.0	0.1	0.2	—	8.1
Disposals	—	(2.8)	—	(0.2)	(2.5)	(5.5)
Currency translation adjustments	(0.2)	—	—	(0.1)	(0.1)	(0.4)
Balance at September 8	26.3	1.8	4.0	0.1	0.5	32.7
ACCUMULATED DEPRECIATION
Balance at January 1	(15.3)	(1.4)	(3.4)	(0.1)	—	(20.2)
Additions (note 11)	(1.2)	(0.5)	(0.2)	—	—	(1.9)
Disposals	—	0.7	—	0.1	—	0.8
Currency translation adjustments	0.5	—	—	(0.1)	—	0.4
Balance at September 8	(16.0)	(1.2)	(3.6)	(0.1)	—	(20.9)
CARRYING AMOUNT
At September 8	10.3	0.6	0.4	—	0.5	11.8

15.
CASH FLOW USED FOR PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

In Millions of USD	Jan 1 – Sep 8, 2014
Additions of property, plant and equipment (note 14)	(8.1)
Total Cash Flow	(8.1)

16.
INTANGIBLE ASSETS

2014 In Millions of USD	Software
AT COST
Balance at January 1	1.4
Additions (note 17)	0.1
Balance at September 8	1.5
ACCUMULATED AMORTIZATION
Balance at January 1	(1.3)
Balance at September 8	(1.3)
CARRYING AMOUNT
At September 8	0.2

17.
CASH FLOWS USED FOR PURCHASE OF INTANGIBLE ASSETS

In Millions of USD	Jan 1 – Sep 8, 2014
Additions of intangible assets (note 16)	(0.1)
Total Cash Flow	(0.1)

18.
OTHER NON-CURRENT ASSETS

In Millions of USD	Sep 8, 2014
Loans and contractual receivables	0.8
Loans related parties	9.5
Subtotal	10.3
Allowances	—
Total	10.3

19.
INVENTORIES

In Millions of USD	Sep 8, 2014
Purchased inventories at cost	18.5
Inventory allowance	(1.1)
Total	17.4

CASH FLOWS USED FOR INCREASE/FROM DECREASE IN INVENTORIES
In Millions of USD	2014
Balance at January 1	15.2
Balance at September 8	18.5
Gross change – at cost	(3.3)
Currency translation adjustments	(0.3)
Cash Flow – (Increase)/decrease in inventories	(3.6)

Cost of sales includes inventories written down to net realizable value and inventory differences of USD 0.4 million.

20.
TRADE AND CREDIT CARD RECEIVABLES

In Millions of USD	Sep 8, 2014
Trade receivables	2.0
Credit card receivables	1.4
Gross	3.4
Allowances	(0.2)
Net	3.2

Trade receivables are stated at their nominal value less allowances for doubtful amounts. These allowances are established based on an individual evaluation when collection appears to be no longer probable.
All trade receivable balances were not due at September 8, 2014.
MOVEMENT IN ALLOWANCES
In Millions of USD	2014
Balance at January 1	(0.1)
Creation	(0.1)
Currency translation adjustments	—
Balance at September 8	(0.2)

21.
OTHER ACCOUNTS RECEIVABLE

In Millions of USD	Sep 8, 2014
Receivables for rental services	1.2
Sales tax and other tax credits	0.5
Receivables from subtenants and business partners	0.3
Guarantee deposits	0.3
Other	0.6
Total	2.9
Allowances	—
Total	2.9

22.
EQUITY

These combined financial statements contain no specific Holding but several individual entities, therefore no disclosure of equity components is made.
23.
INFORMATION ON COMPANIES WITH NON-CONTROLLING INTERESTS

The non-controlling interests (NCI) comprise the portions in equity and net earnings in 3 (September 8, 2014) subsidiaries that are not fully owned by the Group.
The list of subsidiaries (refer to the last note of these financial statements) provides the following information of subsidiaries with NCI’s: name, principal place of business by country, the proportion of ownership held by the group and the share capital (if applicable).
With the exception of the one presented in the following tables, none of the subsidiaries have non-controlling interests that are material for the Group.

Summarized Statement of Financial Position
In Millions of USD	Sep 8, 2014
Nuance Group Las Vegas
Partnership
Cash and cash equivalents	3.9
Other current assets	4.6
Non-current assets	3.1
Other current liabilities	(2.5)
Net assets	9.1
Non-controlling interest	28%
Non-controlling interest share of the net earnings Nuance Las Vegas	2.5

Summarized Income Statement
In Millions of USD	Jan 1 – Sep 8, 2014
Nuance Group Las Vegas
Partnership
Turnover	20.9
Depreciation, amortization and impairment	(0.7)
Net earnings for the year (continuing operations)	3.0
Non-controlling interest	28%
Non-controlling interest share of the equity Nuance Las Vegas	0.8

Summarized Statement of Cash Flows
In Millions of USD	Jan 1 – Sep 8, 2014
Nuance Group Las Vegas
Partnership
Total earnings before taxes (EBT)	3.0
Net cash flows from operating activities	3.6
Net cash flows used in investing activities	(0.2)
Net cash flows (used in)/from financing activities	(3.6)
(Decrease)/increase in cash and cash equivalents	(0.2)
Non-controlling interest	28%
Non-controlling interest share of the equity Nuance Las Vegas	(0.1)
Non-controlling interests in other subsidiaries	(0.2)
Total cash flows attributable to NCI	(0.2)

24.
OTHER LIABILITIES

In Millions of USD	Sep 8, 2014
Concession fee payables	2.4
Other service related vendors	2.9
Personnel payables	1.3
Sales tax and other tax liabilities	0.1
Accrued liabilities	2.9
Other payables	0.4
Total	10.0
THEREOF
Current liabilities	7.4
Non-current liabilities	2.6
Total	10.0

25.
RELATED PARTIES AND RELATED PARTY TRANSACTIONS

A party is related to the Group if the party directly or indirectly controls, is controlled by, or is under common control with the Group, has an interest in the Group that gives it significant influence over the Group, has joint control over the Group or is an associate or a joint venture of the Group. In addition, members of the key management personnel of the Group or close members of the family are also considered related parties.
The following table reflects related party transactions:
In Millions of USD	Jan 1 – Sep 8, 2014
PURCHASE OF OTHER SERVICES FROM
The Nuance Group AG, Franchise Fees	(1.2)
The Nuance Group AG, Management Fees	(1.3)
OUTSTANDING RECEIVABLES AT SEPTEMBER 8
The Nuance Group AG, Loans Receivable Long Term	9.5
The here combined entities do not have a common key management or board of directors, so that no disclosure about compensation is made in this respect.
The board of directors of the single entities have not received any compensation for its function since they were employees of The Nuance Group during this period.
26.
COMMITMENTS AND CONTINGENCIES

GUARANTEE COMMITMENTS
Some long-term concession agreements, which the Group has entered into, include obligations to fulfill minimal fee payments during the full term of the agreement. Some of these agreements have been backed with guarantees provided by the Group or a financial institution. During the period January 1 – September 8, 2014 no party has exercised their right to call upon such guarantees. All accrued, but still unpaid concession fees are presented as liabilities in the balance sheet.

27.
FAIR VALUE MEASUREMENT

FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT AMORTIZED COST
The fair value measurement hierarchy of the Group’s assets and liabilities, that are measured subsequent to initial recognition at fair value, are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
—
Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

—
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

—
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of September 8, 2014, the Group did not hold any financial assets or liabilities which need to be re-measured at fair value. The Group’s other financial assets and liabilities for which fair values are to be disclosed qualify as Level 2 fair value measurements. Their book values represent a fair approximation of their fair values. There were no transfers between Levels 1 and 2 during the period.
28.
FINANCIAL INSTRUMENTS

Significant accounting policies are described in note 2.3 and following notes.
28.1   CAPITAL RISK MANAGEMENT
Capital comprises equity attributable to the equity holders of the parent less hedging and revaluation reserves for unrealized gains or losses on net investment, plus other equity-linked or equity-like instruments attributable to the parent.
The primary objective of the Group’s capital management is to ensure that it maintains an adequate credit rating and sustainable capital ratios in order to support its business and maximize shareholder value.
The Group manages its financing structure and makes adjustments to it in light of its strategy and the long-term opportunities and costs of each financing source. To maintain or adjust the financing structure, the Group may adjust dividend payments to shareholders, return capital to shareholders, issue new shares or issue equity-linked instruments or equity-like instruments.
Furthermore, the Group monitors the financing structure using a combination of ratios, including a gearing ratio, cash flow considerations and profitability ratios. As for the gearing ratio the Group includes within net debt, interest bearing loans and borrowings, less cash and cash equivalents, excluding discontinued operations.
28.1.1 Gearing ratio
The following ratio compares owner’s equity to borrowed funds:
In Millions of USD	Sep 8, 2014
Cash and cash equivalents	(14.9)
Net debt	(14.9)
Equity attributable to equity holders of the parent	43.0
Total capital	43.0
Total net debt and capital	28.1
Gearing ratio	0.0%

The Group did not hold collateral of any kind at the reporting dates.

28.2   CATEGORIES OF FINANCIAL INSTRUMENTS
	Financial Assets
At September 8, 2014 In Millions of USD	Loans and receivables	At FVTPL	Subtotal	Non-Financial Assets(1)	Total
Cash and cash equivalents	14.9	—	14.9	—	14.9
Trade and credit card receivables	3.2	—	3.2	—	3.2
Other accounts receivable	1.2	—	1.2	1.7	2.9
Other non-current assets	10.3	—	10.3	—	10.3
Total	29.6	—	29.6

	Financial Liabilities
In Millions of USD	At Amortized Cost	At FVTPL	Subtotal	Non-Financial Liabilities(1)	Total
Trade payables	9.1	—	9.1	—	9.1
Other liabilities	4.4	—	4.4	3.0	7.4
Other non-current liabilities	2.6	—	2.6	—	2.6
Total	16.1	—	16.1

(1)
Non-financial assets and liabilities comprise prepaid expenses and deferred income, which will not generate a cash outflow or inflow as well as other tax positions

28.2.1 Net income by IAS 39 valuation category
Financial Assets for the period ended September 8, 2014
In Millions of USD	Loans And Receivables	At FVTPL	Total
Interest income	0.1	—	0.1
From interest	0.1	—	0.1
Foreign exchange gain (loss)(1)	0.1	—	0.1
Impairments/allowances(2)	(0.1)	—	(0.1)
Total – from subsequent valuation	—	—	—
Net (expense)/income	0.1	—	0.1

Financial Liabilities for the period ended September 8, 2014
In Millions of USD	At Amortized Cost	At FVTPL	Total
Other finance expenses	(0.2)	—	(0.2)
From interest	(0.2)	—	(0.2)
Net (expense)/income	(0.2)	—	(0.2)

(1)
This position includes the foreign gain (loss) recognized on third-party and intercompany financial assets and liabilities through combined income statement

(2)
This position includes the income from the released impairments and allowances and recoveries during the period less the increase of impairments and allowances

28.3   FINANCIAL RISK MANAGEMENT OBJECTIVES
As retailer, the Group has activities which need to be financed in different currencies and are consequently affected by fluctuations of foreign exchange and interest rates. The Group’s treasury manages the financing of the operations through centralized credit facilities to ensure an adequate allocation of these resources and simultaneously minimize the potential currency financial risk impacts.
The Group continuously monitors the market risk, such as risks related to foreign currency, interest rate, credit, liquidity and capital. The Group seeks to minimize the currency exposure and interest rates risk using appropriate transaction structures or alternatively, using derivative financial instruments to hedge the exposure to these risks. The treasury policy forbids entering or trading financial instruments for speculative purposes.
28.4   MARKET RISK
The Group’s financial assets and liabilities are mainly exposed to market risk in foreign currency exchange and interest rates. The Group’s objective is to minimize the income statement impact and to reduce fluctuations in cash flows through structuring the respective transactions to minimize market risks. In cases, where the associated risk cannot be hedged appropriately through a transaction structure, and the evaluation of market risks indicates a material exposure, the Group may use financial instruments to hedge the respective exposure.
The Group may enter into a variety of financial instruments to manage its exposure to foreign currency risk, including forward foreign exchange contracts, currency swaps and over the counter plain vanilla options.
During the current financial period the Group has not utilized foreign currency forward contracts or options for hedging purposes.
28.5
FOREIGN CURRENCY RISK MANAGEMENT

The Group manages the cash flow surplus or deficits in foreign currency of the operations through FX-transactions in the respective local currency. Major imbalances in foreign currencies are hedged through foreign exchange forwards contracts. The terms of the foreign currency forward contracts have been negotiated to match the terms of the forecasted transactions.
28.5.1 Foreign currency sensitivity analysis
Among various methodologies to analyze and manage risk, the Group utilizes a system based on sensitivity analysis. This tool enables group treasury to identify the level of risk of each entity. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions.
Foreign Currency Exposure:
In Millions of USD	USD(1)	Total
SEPTEMBER 8, 2014
Monetary assets	9.5	9.5
Monetary liabilities	—	—
Net currency exposure	9.5	9.5

(1)
USD held by Canadian subsidiary

The sensitivity analysis includes all monetary assets and liabilities irrespective of whether the positions are third-party or intercompany.
The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of the Group entities at September 8, 2014. The values and risk disclosed here are the hedged and not hedged positions assuming a 5% appreciation of the USD against all other currencies.

A positive result indicates a profit, before tax in the income statement or in the hedging and revaluation reserves when the USD strengthens against the relevant currency.
In Millions of USD	Sep 8, 2014
Effect on the Income Statement – profit/(loss) of USD(1)	(0.5)

(1)
USD held by Canadian subsidiary

Reconciliation to categories of financial instruments:
In Millions of USD	Sep 8, 2014
FINANCIAL ASSETS
Third-party financial assets held in foreign currencies	9.5
Third-party financial assets held in reporting currencies	20.1
Total third-party financial assets(1)	29.6

(1)
See note 28.2 Categories of financial instruments

28.6   INTEREST RATE RISK MANAGEMENT
28.6.1 Allocation of financial assets and liabilities to interest classes
	In %		In Millions of USD
At September 8, 2014	Average Variable Interest Rate	Average Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Total Interest Bearing	Non- Interest Bearing	Total
Cash and cash equivalents	0.1%		14.9	—	14.9	—	14.9
Trade and credit card receivables			—	—	—	3.2	3.2
Other accounts receivable	0.0%		0.3	—	0.3	0.9	1.2
Other non-current assets		0.3%	—	9.5	9.5	0.8	10.3
Financial assets			15.2	9.5	24.7	4.9	29.6
Trade payables			—	—	—	9.1	9.1
Other liabilities			—	—	—	4.4	4.4
Other non-current liabilities			—	—	—	2.6	2.6
Financial liabilities			—	—	—	16.1	16.1
Net financial liabilities			(15.2)	(9.5)	(24.7)	11.2	(13.5)

28.7   CREDIT RISK MANAGEMENT
Credit risk refers to the risk that counterparty may default on its contractual obligations resulting in financial loss to the Group.
Almost all Group sales are retail sales made against cash or internationally recognized credit/debit cards. The Group has policies in place to ensure that other sales are only made to customers with an appropriate credit history or that the credit risk is insured adequately. The remaining credit risk is in relation to taxes, refunds from suppliers and guarantee deposits.
The credit risk on cash deposits or derivative financial instruments relates to banks or financial institutions. The Group monitors the credit ranking of these institutions and does not expect defaults from non-performance of these counterparties.
The main banks where the group keeps net assets positions hold a credit rating of A- or higher.
28.7.1 Maximum credit risk
The carrying amount of financial assets recorded in the financial statements, after deduction of any allowances for losses, represents the Group’s maximum exposure to credit risk.

28.8   LIQUIDITY RISK MANAGEMENT
The Group evaluates this risk as the ability to settle its financial liabilities on time and at a reasonable price. Beside its capability to generate cash through its operations, the Group mitigates liquidity risk by keeping support from its parent entities which have unused credit facilities with financial institutions.
28.8.1 Remaining maturities for non-derivative financial assets and liabilities
The following tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities (based on the earliest date on which the Group can receive or be required to pay). The tables include principal and interest cash flows.
At September 8, 2014 In Millions of USD	1 – 6 Months	6 – 12 Months	1 – 2 Years	More Than 2 Years	Total
Cash and cash equivalents	14.9	—	—	—	14.9
Trade and credit card receivables	3.2	—	—	—	3.2
Other accounts receivable	1.2	—	—	—	1.2
Other non-current assets	—	—	—	10.3	10.3
Total cash inflows	19.3	—	—	10.3	29.6
Trade payables	9.1	—	—	—	9.1
Other liabilities	4.4	—	—	—	4.4
Other non-current liabilities	—	—	—	2.6	2.6
Total cash outflows	13.5	—	—	2.6	16.1

LIST OF SUBSIDIARIES
R = Retail      H = Holding
As of September 8, 2014	Location	Country	Type	Ownership in %	Share Capital in Thousands	Currency
UNITED STATES OF AMERICA
Nuance Group (USA) Inc.	Atlanta	USA	H	100	10	USD
Nuance Global Traders (USA) Inc.	Denver	USA	R	100	1,500	USD
Houston Duty Free LLC	Houston	USA	R	80	500	USD
Nuance Houston LLC	Houston	USA	R	75	320	USD
Nuance Group Las Vegas Partnership	Las Vegas	USA	R	73	850	USD
CANADA
Nuance Group (Canada) Inc.	Toronto	Canada	R	100	13,260	CAD

           Shares
Hudson Ltd.
Class A Common Shares
PROSPECTUS
Credit Suisse	Morgan Stanley	UBS Investment Bank
Through and including            , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
           , 2017

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Section 98 of the Companies Act 1981 of Bermuda (the ‘‘Companies Act’’) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.
We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Subject to Section 14 of the Securities Act, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. The operation of this provision as a waiver of the right to sue for violations of federal securities laws may be unenforceable in U.S. courts. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.
The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (ii) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
Hudson Ltd. was incorporated on May 30, 2017. Since then, we have issued the following securities. We believe that each of the following issuances was exempt from, or not subject to, registration under the Securities Act as transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.
Purchaser	Date of Issuance	Securities Sold	Consideration	Underwriting Discount and Commission
Dufry International AG	June 16, 2017	100	$1.00	Not applicable

Item 8.   Exhibits
(a)   The following documents are filed as part of this registration statement:
1.1	Form of Underwriting Agreement.*
3.1	Bye-laws.**
3.2	Memorandum of Association.**
4.1	Form of Certificate of Class A common shares of Hudson Ltd.*
5.1	Opinion of Conyers Dill and Pearman Limited regarding the validity of the Class A common shares being registered.
8.1	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters.**
8.2	Opinion of Conyers Dill and Pearman Limited regarding certain Bermudian tax matters.**
8.3	Opinion of Davis Polk & Wardwell London LLP regarding certain U.K. tax matters.**
10.1	Form of Registration Rights Agreement between Hudson Ltd. and Dufry International AG.**
10.2	Form of Master Relationship Agreement between Dufry International AG and Hudson Ltd.**
10.3	Loan Agreement between Dufry Finances SNC and Hudson Group Inc., effective October 30, 2012 for $123,204,207.74.**
10.4	Loan Agreement between Dufry Financial Services B.V. and the Nuance Group (Canada) Inc., effective August 1, 2017 for CAD$195,030,000.**
10.5	Form of Hudson Trademark License Agreement between Dufry International AG and Hudson Group (HG), Inc.**
10.6	Form of Franchising Agreement between Dufry International AG and Hudson Group (HG), Inc.**
21.1	List of subsidiaries.**
23.1	Consent of Ernst & Young AG.
23.2	Consent of Conyers Dill and Pearman Limited, Bermuda Legal Advisors to Hudson Ltd. (included in Exhibits 5.1 and 8.2).
23.3	Consent of Davis Polk & Wardwell LLP regarding certain U.S. tax matters (included in Exhibit 8.1).**
23.4	Consent of Davis Polk & Wardwell London LLP regarding certain U.K. tax matters (included in Exhibit 8.3).**
23.5	Consent of Ipsos Market Research, dated November 13, 2017.**
24.1	Powers of attorney (included on signature page to the registration statement).*
99.1	Consent of Director Nominee James S. Cohen
99.2	Consent of Director Nominee Heekyung (Jo) Min
99.3	Consent of Director Nominee Joaquín Moya-Angeler Cabrera
99.4	Consent of Director Nominee Eugenia M. Ulasewicz
99.5	Registrant’s waiver request and representation under Item 8.A.4.

*
To be filed by amendment.

**
Previously filed.

(b)   Financial Statement Schedules
None.

Item 9.   Undertakings
The undersigned hereby undertakes:
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 19, 2017.
HUDSON LTD.
By: /s/ Julián Díaz González Name: Julián Díaz González Title: Director
By: /s/ Joseph DiDomizio Name: Joseph DiDomizio Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on December 19, 2017 in the capacities indicated:
Name	Title
/s/ Juan Carlos Torres Carretero Juan Carlos Torres Carretero	Chairman
/s/ Julián Díaz González Julián Díaz González	Director
/s/ Joseph DiDomizio Joseph DiDomizio	Chief Executive Officer and Director (principal executive officer)
/s/ Adrian Bartella Adrian Bartella	Chief Financial Officer (principal financial officer and principal accounting officer)
/s/ Joseph DiDomizio Joseph DiDomizio	Authorized Representative in the United States

EXHIBIT INDEX
The following documents are filed as part of this registration statement:
1.1	Form of Underwriting Agreement.*
3.1	Bye-laws.**
3.2	Memorandum of Association.**
4.1	Form of Certificate of Class A common shares of Hudson Ltd.*
5.1	Opinion of Conyers Dill and Pearman Limited regarding the validity of the Class A common shares being registered.
8.1	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters.**
8.2	Opinion of Conyers Dill and Pearman Limited regarding certain Bermudian tax matters.**
8.3	Opinion of Davis Polk & Wardwell London LLP regarding certain U.K. tax matters.**
10.1	Form of Registration Rights Agreement between Hudson Ltd. and Dufry International AG.**
10.2	Form of Master Relationship Agreement between Dufry International AG and Hudson Ltd.**
10.3	Loan Agreement between Dufry Finances SNC and Hudson Group Inc., effective October 30, 2012 for $123,204,207.74.**
10.4	Loan Agreement between Dufry Financial Services B.V. and the Nuance Group (Canada) Inc., effective August 1, 2017 for CAD$195,030,000.**
10.5	Form of Hudson Trademark License Agreement between Dufry International AG and Hudson Group (HG), Inc.**
10.6	Form of Franchising Agreement between Dufry International AG and Hudson Group (HG), Inc.**
21.1	List of subsidiaries.**
23.1	Consent of Ernst & Young AG.
23.2	Consent of Conyers Dill and Pearman Limited, Bermuda Legal Advisors to Hudson Ltd. (included in Exhibits 5.1 and 8.2).
23.3	Consent of Davis Polk & Wardwell LLP regarding certain U.S. tax matters (included in Exhibit 8.1).**
23.4	Consent of Davis Polk & Wardwell London LLP regarding certain U.K. tax matters (included in Exhibit 8.3).**
23.5	Consent of Ipsos Market Research, November 13, 2017.**
24.1	Powers of attorney (included on signature page to the registration statement).*
99.1	Consent of Director Nominee James S. Cohen
99.2	Consent of Director Nominee Heekyung (Jo) Min
99.3	Consent of Director Nominee Joaquín Moya-Angeler Cabrera
99.4	Consent of Director Nominee Eugenia M. Ulasewicz
99.5	Registrant’s waiver request and representation under Item 8.A.4.

*
To be filed by amendment.

**
Previously filed.